9/23

04035029

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME J Sainsbury

*CURRENT ADDRESS

**FORMER NAME

JUN 29 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 913 FISCAL YEAR 3-27-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/29/04

ARLS
3-27-04



J Sainsbury plc

Annual Report and
Financial Statements 2004

J Sainsbury plc is a leading UK food retailer with interests in financial services. It comprises Sainsbury's Supermarkets, Bells Stores and Sainsbury's Bank and employed 147,500 people at the end of March 2004.

Our objective is to meet our customers' needs effectively and thereby provide shareholders with good, sustainable financial returns. We aim to ensure all colleagues have opportunities to develop their abilities and are well rewarded for their contribution to the success of the business. Our policy is to work with all of our suppliers fairly, recognising the mutual benefit of satisfying customers' needs. We also aim to fulfil our responsibilities to the communities and environments in which we operate.

Contents

1 Highlights
2 Operating and financial review
8 Report of the Directors
10 Statement of corporate governance
12 Remuneration report
20 Statement of Directors' responsibilities in respect of the financial statements
21 Independent Auditors' report to the members of J Sainsbury plc
22 Group profit and loss account
23 Group statement of total recognised gains and losses
23 Reconciliation of movements in equity shareholders' funds
24 Balance sheets
25 Group cash flow statement
26 Notes to the financial statements
51 Five year financial record

The Chairman's statement, the Chief Executive's statement, and the Summary financial statement are contained in a separate publication entitled Annual Review and Summary Financial Statement 2004.

The full Annual Report and Accounts of J Sainsbury plc for 2004 comprises this publication together with the Annual Review and Summary Financial Statement 2004. Copies may be obtained through our website www.sainsburys.co.uk or by calling Freephone 0800 0154330.

Highlights

- Underlying operating profit from continuing operations £590 million
- Substantially completed investment to modernise Sainsbury's Supermarkets
- Acquisition of Swan Infrastructure
- Disposal of JS Developments
- Sale of Shaw's and proposed capital return (post year end)

	2004	Restated[3] 2003	% change
Sales - continuing operations[1]	**£15,517m**	£15,147m	2.4
Underlying profit before tax[2]	**£675m**	£695m	(2.9)
Profit before tax	**£610m**	£667m	(8.5)
Underlying earnings per share[2]	**23.4p**	24.2p	(3.3)
Basic earnings per share	**20.7p**	23.7p	(12.7)
Dividend per share	**15.69p**	15.58p	0.7

1 Including VAT at Sainsbury's Supermarkets of £1,077 million (2003: £1,043 million).
2 Before exceptional losses of £54 million (2003: £15 million) and amortisation of goodwill of £11 million (2003: £13 million).
3 2003 Restated for change of accounting policy for sales in accordance with FRS 5 (ANG) (see notes 1 and 2 on pages 26 and 28).
4 Before exceptional operating costs of £68 million (2003: £55 million).


13,403
14,048
15,025
15,147
15,517
00
01
02
03
04

Group sales continuing operations[1, 3]
£ million


512
475
527
594
590
00
01
02
03
04

Group underlying operating profit - continuing operations[4]
£ million


580
549
627
695
675
00
01
02
03
04

Group underlying profit before tax[2]
£ million


695
856
1,159
1,197
838
00
01
02
03
04

Group capital expenditure
£ million

Operating and financial review

for the 52 weeks to 27 March 2004

This was a year of huge change with peak activity levels in the UK Business Transformation Programme and a significant rationalisation of Group activities. The rationalisation included the sale of JS Developments (JSD) the Group's specialist property development company, the sale of Shaw's Supermarkets, and the purchase of Swan Infrastructure Holdings Limited, part of the IT outsourcing arrangements. These transactions simplify the Group structure and will allow total focus of financial and management resources on growth in the UK business and strengthening its market position.

This high level of change affected Group results for the year. In addition, the dollar weakened against sterling having an adverse translation effect of £9 million on the Group's results. The underlying Group profit before tax, exceptional items and amortisation of goodwill was £675 million (2003: £695 million) a reduction of 2.9 per cent.

Profit and loss account

Accounting adjustments have been made to bring the Group in line with the latest guidance issued in November 2003 by the Accounting Standards Board in relation to FRS 5 (ANG) on revenue recognition. The total impact is a £280 million reduction in sales this year and £351 million last year (see pages 26 and 28). This increases total sales growth for continuing operations from 1.9 per cent to 2.4 per cent and from 0.1 per cent to 0.5 per cent for total sales. Profit and cash flow are not impacted.

Group sales, including VAT, from continuing operations increased by 2.4 per cent to £15,517 million (2003 restated: £15,147 million). Underlying Group operating profit before exceptional operating costs from continuing operations at £590 million (2003: £594 million) was slightly down on last year (0.7 per cent) despite the disruption to stores and additional costs of the Business Transformation Programme during the year. Underlying Group profit before tax, exceptional items and amortisation of goodwill at £675 million (2003: £695 million) was 2.9 per cent down on the previous year, but 0.4 per cent down after adjusting for the sale of JSD and Shaw's Supermarkets.

Profit before tax and after exceptional items and amortisation of goodwill was £610 million (2003: £667 million) a decrease of 8.5 per cent. Last year's exceptional items included a residual profit on disposal of Homebase of £61 million.

In the 2004/05 accounts, exceptional items will include the profit on disposal of Shaw's which is expected to be in excess of £250 million.

	2004 £m	Restated[1] 2003 £m	Increase/ (decrease) %
Sales[2]			
Continuing operations	15,517	15,147	2.4
Discontinued operations	2,722	2,997	
	18,239	18,144	0.5
Underlying operating profit			
Continuing operations[3]	590	594	(0.7)
Discontinued operations[4]	145	158	(8.2)
Underlying operating profit	735	752	(2.3)
Net interest payable	(60)	(60)	
Share of profit in joint ventures	-	3	
Underlying profit before tax[5]	675	695	(2.9)
Exceptional operating costs	(68)	(65)	
Other exceptional items[6]	14	50	
Amortisation of goodwill	(11)	(13)	
Profit before tax	610	667	(8.5)
Tax	(206)	(206)	
Profit after tax	404	461	
Equity minority interest	(8)	(7)	
Profit for the year	396	454	(12.8)
Underlying earnings per share[7]	23.4p	24.2p	(3.3)
Basic earnings per share	20.7p	23.7p	(12.7)
Dividend per share	15.69p	15.58p	0.7

1 Sales have been restated for the change in accounting policy in accordance with FRS 5 (ANG) (see notes 1 and 2 on pages 26 and 28).
2 Including VAT at Sainsbury's Supermarkets of £1,077 million (2003: £1,043 million) and sales tax at Shaw's Supermarkets of £21 million (2003: £22 million).
3 Before exceptional operating costs of £68 million (2003: £55 million). A statutory profit and loss account is provided on page 22.
4 Before exceptional operating costs of £nil (2003: £10 million) and amortisation of goodwill of £11 million (2003: £13 million).
5 Underlying profit before tax is shown before exceptional losses of £54 million (2003: £15 million) and amortisation of goodwill of £11 million (2003: £13 million).
6 Other exceptional items comprise a profit on disposal of properties of £17 million (2003: loss of £11 million) and a loss of £3 million on disposal of operations in 2004 (2003: profit of £61 million).
7 Underlying earnings per share is defined in note 12 on page 32.
* All like-for-like sales in this review are Easter adjusted.



20.5
18.8
21.5
24.2
23.4
00
01
02
03
04

Group underlying earnings per share
pence

The 2001 figures are restated for FRS 19.



14.32
14.32
14.84
15.58
15.69
00
01
02
03
04

Dividends per share
pence

Results

Sales and underlying operating profit before exceptional costs and amortisation of goodwill were as follows:

	Sales[1] 2004		Underlying operating profit[2] 2004	
	£m	% change	£m	% change
Continuing operations				
Sainsbury's Supermarkets	15,297	2.2	564	(1.4)
Sainsbury's Bank	220	22.2	26	18.2
Total continuing operations	15,517	2.4	590	(0.7)
JS Developments	13		7	
Shaw's Supermarkets (US)	2,709	(5.0)	138	(0.7)
Total	18,239	0.5	735	(2.3)

1 Includes VAT at Sainsbury's Supermarkets of £1,077 million and sales tax at Shaw's Supermarkets of £21 million.

2 Profit before exceptional operating costs of £68 million and amortisation of goodwill of £11 million. A statutory profit and loss account is shown on page 22.

Sainsbury's Supermarkets' sales (including VAT) increased by 2.2 per cent to £15,297 million (2003 restated: £14,967 million), and underlying operating profit was down by 1.4 per cent to £564 million (2003: £572 million). Like-for-like sales were down 0.2 per cent for the year. The priority during the year was the implementation of the Business Transformation Programme, particularly in relation to the modernisation of IT systems, the renewal of its depot infrastructure and the relaunch of its non-food ranges. These activities have been disruptive to store operations and product availability, which in turn has impacted sales. These investments are long-term and provide the opportunity for improved operational efficiency, a stronger platform for growth and lower costs in the future. Dual running costs of £24 million (2003: £9 million) were incurred in the supply chain in the year as the new depots were phased in.

Cost savings delivered in the year were £250 million, £40 million more than last year and in line with the Group's target. Cumulatively over the last four years cost savings were £710 million and the Board is targeting a further £250 million of cost savings in the new financial year.

During the year the UK store portfolio was strengthened by opening 10 new supermarkets and a further 16 were either refurbished or extended. Eighty per cent of stores are new, have been refurbished or extended in the past 3.5 years.

The Group's position in the UK convenience market was also strengthened by opening 25 new Locals and the acquisition of 54 Bells convenience stores. The Board believes that there is significant growth potential in the convenience sector and further acquisitions are targeted in 2005.

Two supermarkets were sold during the year, generating a property profit of £42 million.

A net total of 371,000 square feet of new floor space was added during the year, an increase of 2.4 per cent.

Sainsbury's Supermarkets extended the IT outsourcing contract with Accenture by three years to 2010, which reinforces the commercial relationship with Accenture, and will result in IT costs between 2004 and 2007 being reduced by £150 million. Further simplification was announced in January 2004 by the Group purchasing Swan Infrastructure Holdings Limited, part of the IT outsourcing arrangements (see Tangible fixed assets note 14 on page 33).

Underlying operating profit of £564 million included the losses in Sainsbury's to You, the company's home delivery service, which reduced from £29 million to £15 million for the year. Its results have continued to improve due to the growth in new customers and basket size increasing sales (by 18.6 per cent year on year), lower customer acquisition costs and improved operating efficiencies. This enabled the business to break even, as planned, for the first time in March 2004. The closure of the picking centre in Park Royal, announced at the end of the year, will reduce costs further in 2004/5.

Underlying operating margin (VAT inclusive) for the year decreased from 3.8 per cent to 3.7 per cent (VAT exclusive 4.1 per cent to 4.0 per cent). In the second half underlying operating margin reduced from 4.0 per cent to 3.5 per cent as a result of a disappointing sales performance and increasing competitive pressure.


509
462
505
572
564
00
01
02
03
04

Sainsbury's Supermarkets underlying operating profit
£ million

Sainsbury's Supermarkets

	2004	2003
Sales[1, 2]	**£15,297m**	£14,967m
Underlying operating profit[3]	**£564m**	£572m
Number of stores	**583**	498
Sales area (000 sq ft)	**15,570**	15,199
Full-time employees	**45,400**	44,700
Part-time employees	**102,100**	100,700

1 Includes VAT.

2 2003 restated for change of accounting policy for turnover in accordance with FRS 5 (ANG) (see notes 1 and 2 on pages 26 and 28).

3 Profit before exceptional operating costs.

Sainsbury's Bank, 55 per cent owned by the Group and 45 per cent owned by HBoS, achieved net income growth of 40 per cent and increased profits by 18 per cent to £26 million (2003: £22 million), despite substantial revenue investment in growing the long-term customer base of the business. Adjusting for a VAT credit (£2 million) in the current year, profit increased by 9 per cent. The number of customer accounts grew by 30 per cent in the year, credit card and loan balances increased by 34 per cent and 57 per cent respectively and insurance commission was up 40 per cent.

Sainsbury's Bank, which operates in an increasingly competitive market, continues to benefit from far lower customer acquisition costs than its banking competitors, as a result of its close association with Sainsbury's Supermarkets, which facilitates in-store merchandising and promotion of financial services products.

Shaw's Supermarkets delivered a good profit performance in dollars, despite low like-for-like sales growth of 0.4 per cent and an ambitious store development programme. Underlying operating profit was 8.8 per cent higher at $234 million (2003: $215 million) and the underlying operating margin continued to improve, increasing from 4.9 per cent to 5.1 per cent.

A number of factors contributed to Shaw's profit performance; an improved gross margin, a good performance from the ex-Grand Union stores, a turnaround in the profitability of the stores in Connecticut and excellent cost controls.

The sale of Shaw's Supermarkets to Albertson's Inc. was announced on 26 March 2004 and completed on 30 April 2004 (see Post balance sheet event note 36 on page 50). The excellent operating performance this year and in recent years enabled a good price to be realised on the sale of the business.

JSD made an operating profit of £7 million prior to its disposal in November 2003 (2003: £19 million) (see Disposals note 31 on page 45).

Net interest payable of £60 million was in line with the previous year, due to interest on higher Group net borrowings being offset by increased capitalised interest and lower interest rates. Capitalised interest increased to £26 million (2003: £22 million).

Exceptional items

	2004 £m	2003 £m
Exceptional operating costs		
UK Business Transformation Programme	**(59)**	(55)
Safeway bid costs	**(9)**	-
Shaw's Supermarkets	**-**	(10)
Exceptional operating costs	**(68)**	(65)
Non-operating exceptional items		
(Loss)/profit on disposal of operations	**(3)**	61
Profit/(loss) on sale of properties		
- Sainsbury's Supermarkets	**18**	(7)
- Shaw's Supermarkets	**(1)**	(4)
Non-operating exceptional items	**14**	50
Total exceptional items	**(54)**	(15)

In October 2000, the Board announced a major transformation programme in Sainsbury's Supermarkets including upgrading the IT systems, the supply chain and the store portfolio. Due to the scale, scope and pace of this programme it was estimated that exceptional operating costs of between £35 million and £50 million per annum would be incurred for at least 3 years. These costs primarily relate to the closure of depots and stores and reorganisation costs associated with this programme. This year, these costs amounted to £59 million (2003: £55 million), due mainly to the costs of closure of supply chain depots. The majority of this programme is expected to be completed by this summer and any further operating costs relating to this programme will not be treated as exceptional beyond the first half of the new financial year.

The JSD disposal was concluded in the year for a total consideration of £199 million and a loss on disposal of £3 million (see Disposals note 31 on page 45).

In total, surplus properties were sold in the year generating total cash proceeds of £152 million and a property profit of £17 million. This included the sale of the Stockton and Basildon supermarkets generating a profit of £42 million offset by the sale of 24 surplus non-trading properties in the UK and Shaw's generating a loss on disposal of £15 million.

Sainsbury's Bank


419
779
1,220
02
03
04

Loan book balances
£ million


253
443
593
02
03
04

Credit card balances
£ million


2
5
7
02
03
04

Insurance commission income
£ million

At the year end the closure of the Sainsbury's to You Park Royal picking centre was announced with an estimated property loss of £10 million.

Total exceptional items amounted to a charge of £54 million, £39 million higher than last year, as last year included the residual profit on disposal of Homebase of £61 million.

Taxation

The Group's tax charge at £206 million (2003: £206 million) gives an effective underlying rate of 32.4 per cent (2003: 32.5 per cent) before exceptional items and amortisation of goodwill. The underlying rate exceeds the nominal rate of UK corporation tax principally due to the higher rate of tax incurred on US profits and the lack of effective tax relief on depreciation of UK retail properties.

Earnings per share and dividends

Underlying Group earnings per share before exceptional items and amortisation of goodwill decreased by 3.3 per cent to 23.4 pence (2003: 24.2 pence). Basic earnings per share decreased by 12.7 per cent to 20.7 pence (2003: 23.7 pence) due mainly to higher profits on business disposals last year.

A final dividend of 11.36 pence per share is proposed, which is maintained at the same level as last year. The total proposed dividend for the year is 15.69 pence which represents an increase of 0.7 per cent on last year. The decision to maintain the final dividend at last year's level, rather than increasing it, reflects the reduction in underlying earnings per share of 3.3 per cent and the slight reduction in dividend cover (pre-exceptional items) from 1.51 to 1.45 times.

Acquisitions and disposals

The Group made a number of acquisitions and disposals during the year.

i. The purchase of Swan Infrastructure Holdings Limited, part of its IT outsourcing arrangements, on 19 February 2004. IT services continue to be outsourced to Accenture including the maintenance and operations of existing systems and the development and delivery of new business critical systems and systems infrastructure. The acquisition of Swan provides a simplified, direct commercial relationship with Accenture following their contract extension to 2010. The purchase resulted in an increase in fixed assets and net debt of £554 million. In 2005, it is estimated that the financial impact will be to increase EBITDA by £155 million, depreciation by £100 million and financing costs by £30 million, resulting in a net reduction in costs of £25 million.

ii. The acquisition of 54 Bells convenience stores in February 2004, which will be earnings enhancing in the first full year.

iii. JSD was sold in two parts during the year. Sixteen properties were sold at net book value to Blue Investment Fund LP on 19 November 2003 for a total consideration of £167 million. A further eight properties were sold to Kier Property on 26 March 2004. The cash proceeds were £32 million and the property loss on disposal was £3 million.

Post balance sheet events

The sale of Shaw's Supermarkets was announced on 26 March 2004 and completed on 30 April 2004. Shaw's has been reported as a discontinued operation in the financial year ending 27 March 2004. Total consideration was $2,475 million and Albertson's has assumed $368 million of store leases capitalised on the Group balance sheet.

The Group has received cash proceeds of £1,177 million (net of expenses). The profit on disposal of Shaw's is estimated to be in excess of £250 million and will be reported in the 2004/05 accounts.

Following the completion of the sale, the Board has proposed a capital return of 35 pence per share to shareholders, representing approximately £680 million.

The remaining proceeds from the sale will be reinvested to develop Sainsbury's core UK retail business, to support future growth and to strengthen Sainsbury's market position. On 14 May 2004 Sainsbury's announced the purchase of 14 stores from Morrisons and one store from Somerfield. The remaining amount will be retained by Sainsbury's to pursue additional investment opportunities, including further expansion into the convenience sector.

The sale of Shaw's Supermarkets will lead to earnings per share dilution in 2004/05, but this will be mitigated by the proposed return of capital and share consolidation together with the reinvestment in growth opportunities in the UK. On a proforma basis the Board expects the combination of the disposal, the return of capital and the reinvestment of residual proceeds to be accretive (see note 36 on page 50).


695
856
1,159
1,197
838
00
01
02
03
04

Group capital expenditure
£ million


6
1
2
3
4
5

Group capital expenditure – 2004
£ million

	£ million
Sainsbury's Supermarkets	
1 New stores	178
2 Extensions	136
3 Supply chain	61
4 Other	197
5 Shaw's Supermarkets	**248**
6 Sainsbury's Bank	18
Total	**838**

Summary cash flow

	2004 £m	2003 £m
Operating cash inflow	**847**	1,070
Group net interest and dividends from joint venture	**(88)**	(54)
Taxation	**(183)**	(224)
Dividends	**(300)**	(288)
Payments for fixed assets	**(801)**	(1,172)
Purchase of IT assets	**(187)**	-
Sale of fixed assets	**152**	130
Cash outflow before sale and purchase of businesses	**(560)**	(538)
Acquisitions and disposals	**133**	210
Net cash outflow before financing	**(427)**	(328)
Issue of ordinary share capital	**16**	3
Non-cash movements	**(273)**	77
Increase in net debt	**(684)**	(248)
Net debt	**2,088**	1,404

The Group's net debt has increased by £684 million during the year to £2,088 million of which £554 million relates to the purchase of IT assets through the acquisition of Swan.

Operating cash inflow remained strong at £847 million (2003: £1,070 million), but was lower than last year due to an adverse working capital movement. Working capital increased in the year by £221 million as a result of higher stock levels in Sainsbury's Supermarkets, due to the timing of Easter and the expansion of the General Merchandising activities. Creditors and other provisions have decreased due to lower incentive accruals and exceptional provisions required at the end of the year.

Proforma net debt, at 27 March 2004, after the sale of Shaw's and proposed return of capital reduces to £1,421 million and gearing decreases to 29 per cent.

Group capital expenditure

Group capital expenditure for the year was £838 million (2003: £1,197 million). Sainsbury's Supermarkets' capital expenditure was substantially reduced to £572 million (2003: £1,035 million) including £178 million (2003: £321 million) on new stores, £136 million (2003: £242 million) on extensions, £61 million (2003: £203 million) on the supply chain and £197 million (2003: £269 million) on other capital expenditure. Shaw's capital expenditure was £248 million (2003: £155 million). Group capital expenditure (excluding Shaw's) is forecast to be £715 million for 2004/05.

Treasury management

Treasury policies are reviewed and approved by the Board. The Chief Executive and Finance Director have joint delegated authority from the Board to approve finance transactions up to £300 million and responsibility for monitoring treasury activity and performance.

The Group's central treasury function operates as a cost centre with responsibility for funding, interest rate and currency risk management and cash management. Group policy permits the use of derivative instruments but only for reducing exposures arising from underlying business activity and not for speculative purposes. Disclosures regarding derivatives and other financial instruments are contained in note 24 on page 38.

Treasury operations in respect of Sainsbury's Bank are managed separately through HBoS. Sainsbury's Bank does not undertake any trading activities and only uses derivative instruments to hedge risk. Credit limits have been established for all counterparties and these are reviewed and approved by Sainsbury's Bank's board and the Risk Management Committee, a subcommittee of the Board. Details of Sainsbury's Bank's interest rate repricing gap are set out in note 24 to the financial statements on page 40.

Financial instruments

The Group holds or issues financial instruments to finance its operations and to manage the interest rate and currency risks arising from its sources of finance. Various other financial instruments e.g. trade debtors, trade creditors, accruals and prepayments also occur as a direct result of the Group's commercial operations.

The Group finances its operations by a combination of bank loans, issues of Commercial Paper, Notes and Bonds in the capital markets, leases, share capital and cash generated by operating subsidiaries. The Group's borrowings are principally raised by the parent company and on-lent to operating subsidiaries on commercial terms. The Group borrows in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired currency and interest rate profile. The derivatives used for this purpose are interest rate swaps and options, cross currency swaps and forward contracts. The main risks arising from the Group's financial instruments are interest rate, liquidity, exchange rate and credit risk.

Interest rate risk

The Group's exposure to interest rate fluctuations is managed through the use of interest rate swaps and options. The Group's objective is to reduce interest rate volatility and cost by holding a proportion of the Group's net debt at fixed or capped rates of interest. Group policy allows the proportion of fixed rate borrowings to range between 20 per cent and 80 per cent of net debt versus a performance benchmark of one third. As at 27 March 2004, after taking into account the effect of swaps, the proportion of the Group's net debt at fixed rates of interest was 33 per cent (2003: 39 per cent) and the average period for which the fixed rate financial liabilities, including finance leases, were fixed was 6.1 years (2003: 9.5 years).

Liquidity risk

The Group's exposure to liquidity risk is managed by conservative pre-funding of cash flow, maintaining a diversity of funding sources and spreading debt repayment obligations over a range of maturities.

The Group's principal debt raising operations are arranged through the Company's €1 billion Euro commercial paper programme and £2.25 billion Euro medium term note programme. Contingency liquidity is maintained through the bank market where the Group holds a portfolio of 11 committed revolving credit facilities totalling £635 million as at 27 March 2004. The facilities all expire within one year, although facilities of £460 million contain term out options under which the Company has the option to draw funds for terms up to 12 months prior to the maturity date. The facilities act as a backstop for the Group's commercial paper programme. As at 27 March 2004 there were no drawings under these facilities (2003: £nil). Group policy requires that not more than 25 per cent of borrowings should mature in any one financial year. The repayment analysis of the Group's borrowings is set out in note 23 on page 38. As at 27 March 2004 the weighted average maturity of the Group's borrowings was 8.6 years (2003: 9.6 years).

Currency risk

In the year ended 27 March 2004 the Group was subject to currency exposure on the translation of the US dollar denominated income and net assets of its US subsidiaries. The Group's objective is to reduce leverage volatility at the least long-term cost by holding a proportion of debt in US dollars. Exchange movements on US dollar liabilities created in the UK for the purpose of hedging US investments are taken directly to reserves. The Group does not actively hedge exchange rate movements on the translation of overseas profits other than where those profits are matched by foreign currency interest costs.

The Group also incurs currency exposure in respect of overseas trade purchases made in currencies other than the relevant functional currency. The Company employs a layered hedging programme of rolling forward contracts to reduce the exchange rate risk associated with these purchases, which may be either contracted or not contracted. Gains and losses on these contracts are deferred until recognition of the purchase, which is normally within one year.

Credit risk

The Group's exposure to credit risk is managed by limiting credit positions to banks or financial institutions with A1/P1 credit ratings. Counterparty positions are monitored on a regular basis and dealing activity is controlled through the use of dealing mandates and the operation of standard settlement instructions.

Balance sheet

Shareholders' funds increased by £101 million to £5,104 million. Net debt has increased by £684 million to £2,088 million, of which £554 million relates to the purchase of the IT fixed assets through the acquisition of Swan in the year. Group gearing increased to 41 per cent (2003: 28 per cent). Return on Group capital employed decreased from 11.5 per cent to 10.1 per cent in the year. The decrease was partly due to the timing of the acquisition of the Swan IT assets, the benefits from which will accrue in 2004/05, and partly due to the second half performance of Sainsbury's Supermarkets.

Summary balance sheet

	2004 £m	2003 £m
Fixed assets	**8,538**	7,878
Stock	**753**	800
Debtors and other assets	**2,818**	2,694
Cash and current asset investments	**484**	659
Debt	**(2,572)**	(2,063)
Net debt	**(2,088)**	(1,404)
Other creditors and provisions	**(4,836)**	(4,896)
Net assets	**5,185**	5,072
Equity shareholders' funds	**5,104**	5,003
Minority interests	**81**	69
Capital employed	**5,185**	5,072

Pensions

The Board has already taken action to address any deficit in its pension schemes by increasing total UK contributions from £55 million in 2001 to £79 million in 2004. During the year 67 per cent of colleagues moved from final salary to a career average salary defined benefit arrangement and the remaining colleagues opted to increase their contributions along with the Company. The Board believes that such actions will significantly reduce pension liabilities longer term whilst continuing to secure the financial security of colleagues.

An actuarial valuation of the Group's UK defined benefit schemes as at 29 March 2003 indicated a deficit of £161 million. The Board firmly believes this valuation provides the most appropriate basis for decisions to be made about funding for these schemes and has, accordingly, increased contributions in order to eliminate the deficit over time, in line with actuarial advice.

At 27 March 2004, the notional net deficit (after tax), under FRS 17, on the UK defined benefit pension schemes was £441 million (2003: £574 million).

The Group is not currently required to account for the profit and loss effect of FRS 17. If the Group were to do this today, however, the profit before tax charge would increase by £9 million.

Shareholder return

The share price increased from 226 pence at the start of the financial year to 261 pence at 27 March 2004 moving within a range of 220 pence to 314 pence. The Company's equity market capitalisation at 27 March 2004 was £5.1 billion.

Total shareholder return (TSR) was a positive 29.7 per cent and outperformed the FTSE 100 index by 1.3 per cent (the increase in the value of a share including reinvested dividend based on the average share price for the three months ended 27 March 2004 compared with the equivalent period in 2003). Over a four year period from 31 March 2000, the Company's TSR was 19.7 per cent and has outperformed the FTSE 100 index by 50 per cent.

Report of the Directors

The Directors present their report and audited financial statements for the 52 weeks to 27 March 2004.

Principal activities and review of performance
The Group's principal activities are food retailing and financial services. A review of the performance of the Group and its principal operating subsidiaries during the period is set out in the Operating and financial review on pages 2 to 7 of this Report and on pages 24 to 29 of the Annual Review and Summary Financial Statement.

Dividends
The Directors recommend the payment of a final dividend of 11.36 pence per share (2003: 11.36 pence), making a total dividend for the year of 15.69 pence per share (2003:15.58 pence). Subject to shareholders approving this recommendation at the Annual General Meeting (AGM), the dividend will be paid on 23 July 2004 to shareholders on the register at the close of business on 28 May 2004.

Changes to the Board
The Directors as at the date of the report are listed on pages 16 and 17 of the Annual Review and Summary Financial Statement. Sir George Bull and John Adshead retired from the Board on 27 March 2004. On 28 March, Sir Peter Davis became Chairman and, on 29 March, Justin King was appointed Chief Executive. Stuart Mitchell and Sara Weller will resign from the Board on 19 May 2004.

In accordance with the Articles of Association, Lord Levene of Portsoken and Jamie Dundas will retire by rotation at the AGM and will seek reappointment. Justin King, who was appointed since the last AGM, will also retire and seek reappointment. Full biographical details of the Directors are set out on pages 16 and 17 of the Annual Review and Summary Financial Statement.

Annual General Meeting
The AGM will be held on Monday 12 July 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am. The Chairman's letter and Notice of the Meeting accompanies this Report, together with notes explaining the business to be transacted at the meeting.

At the meeting, resolutions will be proposed to reappoint PricewaterhouseCoopers LLP as Auditors, to renew the general authority of the Directors to issue shares (together with the authority to issue shares without applying the statutory pre-emption rights) and authorise the Company to make market purchases of its own shares. No such purchase has been made during the last financial year.

The AGM will be followed at 12.30pm by the Extraordinary General Meeting (EGM) referred to below or, if later, immediately following the conclusion or adjournment of the AGM.

Share capital
The changes to the issued share capital of the Group are shown in note 27 to the financial statements on page 42.

On 26 March 2004, the Company announced that it proposed to return approximately £680 million to shareholders. This will result in changes to the issued share capital as explained below.

Major interests in shares
As at 18 May 2004, the Company had been advised of the following notifiable interests in its shares:

Judith Portrait is a trustee of various settlements, including charitable trusts and the blind trust for Lord Sainsbury of Turville. As at 18 May 2004, notified holdings of these trusts amounted to 23 per cent of the Company's issued share capital.

Christopher Stone, Andrew Cahn and John Rosenheim are trustees of various settlements, including charitable settlements. As at 18 May 2004, the total holdings of the settlements of which they are trustees, as notified to the Company, amounted to 5 per cent, 5 per cent and 3 per cent respectively.

As at 18 May 2004, the notifiable interests, held beneficially and as trustees of charitable and other trusts, of Lord Sainsbury of Preston Candover KG, the Hon Simon Sainsbury, the Rt Hon Sir Timothy Sainsbury and Lady Sainsbury, the wife of Sir Timothy Sainsbury, were 4 per cent, 3 per cent, 3 per cent and 3 per cent respectively.

All of the above disclosures include duplication.

As at 18 May 2004, Franklin Resources Inc. had a notifiable interest of 5 per cent and Brandes Investment Partners L.L.C. had a notifiable interest of 7 per cent.

Post balance sheet events
On 30 April 2004, the Company announced that it had completed the sale of Shaw's, its US supermarkets business, to Albertson's Inc. for $2,475 million. Subject to obtaining shareholder approval, the Company intends to return 35 pence per share to shareholders, representing approximately £680 million. This return of capital will be made by way of a B share scheme, providing shareholders with maximum flexibility in terms of tax treatment by allowing them to choose whether to receive the return as either income or capital.

The B share scheme will be accompanied by a share capital consolidation. A resolution to effect the B share scheme and the share consolidation will be proposed at an EGM to be held immediately following the AGM on 12 July 2004.

A circular explaining the details of the B share scheme and the consolidation has been sent to shareholders with this Report, together with the notice of the EGM.

Directors' interests
The beneficial interests of the Directors and their families in the shares of the Company are shown on page 20. During the year, no Director had any material interest in any contract of significance to the Group's business.

Market value of properties
The Directors believe that the aggregate open market value of Group properties exceeds the net book value of £6 billion by a considerable margin.

Employees, social responsibility and the environment
The Company has well developed policies for fair and equal treatment of all employees, employment of disabled persons and colleague participation.

The Company's interim and annual results are presented to all senior management and are communicated to all colleagues.

Colleagues have always been encouraged to hold shares in the Company and over 74,000 colleagues are shareholders directly or through the Profit Sharing Scheme Trust, the Commitment Shares Plan Trust or the Sainsbury's Share Purchase Plan Trust.

Sainsbury's has a strong record on environmental matters and on its commitment to corporate social responsibility, which is an everyday part of how the Company does business. During the year, the Company won numerous awards as referred to in the Operating review of the Annual Review and Summary Financial Statement. The Company's Environment Report, which is published on the Internet (www.j-sainsbury.co.uk/environment) describes the Company's environmental policies. The statement of corporate responsibilities is published on the Internet (www.j-sainsbury.co.uk/csr).

Policy on payment of creditors

The policy of the Company and its principal operating companies is to agree terms of payment prior to commencing trade with a supplier and to abide by those terms on the timely submission of satisfactory invoices. The Company is a holding company and therefore has no trade creditors. Statements on the operating companies' payment of suppliers are contained in their accounts.

Donations

During the year, donations to the value of £6.1 million (2003: £7.1million) were made to UK charitable organisations and local community projects. Sainsbury's colleagues, customers and suppliers also raised £5 million for charitable purposes through events supported by the Company; see page 15 of the Annual Review and Summary Financial Statement for further details. There were no political donations.

By order of the Board

Tim Fallowfield
Company Secretary
18 May 2004

Statement of corporate governance

The Company is committed to high standards of corporate governance and has complied throughout the period under review with all the provisions of the 1998 Combined Code on Corporate Governance (the Code). The Company is making good progress on compliance with the provisions of the 2003 Combined Code as disclosed in this statement and the Remuneration Report.

The Board

During the year under review, the Board was chaired by Sir George Bull and comprised five Executive Directors and six Non-Executive Directors. On Sir George's retirement on 27 March 2004, Sir Peter Davis took on the role of Chairman having been Group Chief Executive since 1 March 2000. In view of the requirements of the Higgs Report and the 2003 Combined Code, the Board consulted nearly 60 per cent of the shareholder base at that time, including family shareholders, on its succession plans before they were announced. It proposed that Sir Peter should take on the role of Chairman for a limited period of transition, and that a new independent Deputy Chairman should be appointed in time to take over as Chairman in July 2005 on Sir Peter's retirement. At last year's AGM the vast majority of shareholders supported Sir Peter's re-election.

Justin King was appointed Chief Executive on 29 March 2004. The other changes to the composition of the Board during the year are set out on page 8. Biographical details of the Directors are set out in the Annual Review and Summary Financial Statement on pages 16 and 17.

There is a clear division of responsibilities between the Chairman and the Chief Executive which has been approved by the Board. The Chairman is responsible for leadership of the Board, ensuring its effectiveness on all aspects of its role and setting its agenda. He ensures that the Board as a whole is aware of the views of major shareholders and facilitates both the contribution of the Non-Executive Directors, and constructive relations between the Executive and Non-Executive Directors. He ensures that the Chief Executive develops a strategy with which the Board as a whole is comfortable. The Chief Executive is responsible for formulating strategy and for ensuring its delivery once agreed by the Board. He creates a framework of strategy, values, organisation and objectives to ensure the successful delivery of results, allocating decision making and responsibility to support this.

All the Non-Executive Directors are considered to be independent according to the principles of the 2003 Combined Code. They bring wide and varied commercial experience to Board deliberations. Lord Levene is the Senior Independent Director. The Non-Executive Directors held several meetings during the year without the Executive Directors being present.

During the year the Board held 10 meetings, including a two-day strategy conference. There is a formal schedule of matters reserved for its consideration. It is responsible to shareholders for the strategic development of the Group, the management of assets in a way that maximises performance and the control of the operation of the business.

The Board approves the Group's strategic plan and its annual budget and, throughout the year, reviews the performance of the operating subsidiaries against their budgets and targets. The Board has commenced an evaluation of its effectiveness and performance and of its committees.

During the year, the Directors attended the following number of meetings of the Board and its Committees:

	Board	Audit Committee	Nomination Committee	Remuneration Committee
Number of meetings	10	3	4	5
Sir George Bull	9	3	3	5
Keith Butler-Wheelhouse	9	3	3	5
Jamie Dundas	10	3	4	5
June de Moller	9	3	4	5
Lord Levene	9	3	4	5
Bridget Macaskill	9	3	4	5
Sir Peter Davis	10		4	
John Adshead	10			
Roger Matthews	10			
Stuart Mitchell	10			
Sara Weller	10			

The Company has a programme for meeting Directors' training requirements. Newly-appointed Directors who do not have previous public company experience at Board level are provided with appropriate training on their role and responsibilities. New Non-Executive Directors are offered an appropriate induction programme. Subsequent training is available on an ongoing basis to meet particular needs.

The Board has full and timely access to all relevant information to enable it to discharge its duties effectively. The Chairman is responsible for ensuring that all Directors receive accurate, timely and clear information.

All Directors have access to the advice and services of the Company Secretary. There is an agreed procedure by which members of the Board may take independent professional advice at the Company's expense in the furtherance of their duties. The Company Secretary has responsibility for ensuring that Board procedures are followed. The appointment and removal of the Company Secretary is one of the matters reserved for the Board.

The Board has delegated certain responsibilities to the Audit, Nomination and Remuneration Committees.

Board Committees

Audit Committee

The Audit Committee is chaired by Jamie Dundas and, during the year under review, held three meetings. In 2004/05 an additional meeting has been scheduled. During 2003/04 the Committee comprised all of the Non-Executive Directors, including Sir George Bull. Following the adoption of the new terms of reference referred to below at the start of the current financial year, the Company Chairman is no longer a member of the Committee, although it is expected that he will be invited to attend Committee meetings, together with the Chief Executive, the Finance Director, the Head of Internal Audit and the external auditors.

The Committee's new terms of reference, (which are available on the website, at www.j-sainsbury.co.uk/governance), set out the Committee's responsibilities, which it has fulfilled during the year under review, and which include:

- monitoring the integrity of the financial statements and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgments contained in them;
- reviewing the effectiveness of the Company's financial controls and the internal control and risk management systems;
- making recommendations to the Board in relation to the appointment, reappointment and removal of the external auditors and approving the remuneration and terms of engagement of the external auditors;
- reviewing and monitoring the external auditors' independence and objectivity;
- reviewing the external auditors' overall work plan, the results of the audit, the performance of the external auditors and the effectiveness of the audit process; and
- developing and implementing the policy of engagement of the external auditors to supply non-audit services. The policy is designed to ensure that the provision of such services does not impact the external auditors' independence and objectivity. It identifies certain types of engagement that the external auditors shall not undertake, and others that can only be undertaken with appropriate authority, including approval from the Committee Chairman or the Committee where non-audit fees will exceed preset thresholds. The Committee receives regular reports on the non-audit services provided by the external auditors.

The Committee regularly reviews the Internal Audit department's resources, budget, work programme, results and management's implementation of its recommendations, and will conduct a formal review of the department's effectiveness in the current financial year. The Head of Internal Audit has direct access to the Committee Chairman and the Company Chairman. The Committee Chairman holds separate meetings with him and the external auditors, whilst the Committee meets regularly with the external auditors, without management being present, and may meet the Head of Internal Audit when it deems necessary.

The Committee has reviewed the 'whistle blowing' procedures whereby colleagues may confidentially raise concerns about possible improprieties in matters of financial reporting and other matters.

Nomination Committee

During the year under review, the Nomination Committee was chaired by Sir George Bull and comprised each of the Non-Executive Directors and Sir Peter Davis. Following the adoption of the new terms of reference at the start of the current financial year, the Chief Executive is no longer a member of the Committee although it is expected that he will be invited to attend meetings. The current Chairman of the Committee is Lord Levene.

The Committee's new terms of reference are available on the website and set out the Committee's responsibilities, which include leading the process for Board appointments and making recommendations to the Board. The Committee meets when necessary and in 2003/04 met on four occasions.

All Directors are required to seek reappointment by shareholders at the first opportunity after their appointment and must stand for re-election to the Board every three years under the Company's Articles of Association.

During the year, the Committee led the selection process for the new Chief Executive, instigating a thorough search nationally and internationally through a leading executive search agency, and considered a number of suitable candidates.

Following the withdrawal of the preferred candidate in February, the Committee re-commenced its search for a new independent Deputy Chairman and carried out a thorough review of the process and communication exercise previously adopted.

Remuneration Committee
The Director's Remuneration report is set out on pages 12 to 20.

Internal control
The Board has overall responsibility for the system of internal controls and has delegated responsibility for reviewing its effectiveness to the Audit Committee. The system of internal controls is designed to manage rather than eliminate the risk of failure to achieve the Group's business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. It includes all controls including financial, operational and compliance controls and risk management.

The processes used to assess the effectiveness of the internal control systems are ongoing, enabling a cumulative assessment to be made, and include the following:

- discussion and approval by the Board of the strategic direction, plans and objectives of the Group and each operating company, and the risks to achieving them;
- reviews and approval by the Board of budgets and forecasts, including both revenue and capital expenditure;
- regular operational and financial reviews of performance against budgets and forecasts by management and the Board;
- regular reviews by management and the Audit Committee of the scope and results of internal audit work across the Group. The scope of the work covers all key activities of the Group and concentrates on higher risk areas;
- reviews of the scope of the work of the external auditors by the Audit Committee and any significant issues arising;
- reviews by the Audit Committee of accounting policies and delegated authority levels; and
- consideration by the Audit Committee of the major risks facing the Group and procedures to manage them. These include health and safety, legal compliance, quality assurance, insurance, security and social, ethical and environmental risks.

There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place throughout the year under review and up to the date of approval of the Annual Report and Financial Statements and accords with the Turnbull guidance. The effectiveness of the process is reviewed annually by the Audit Committee which then reports to the Board. The process consists of:

- formal identification by management at each level of the Group through a self assessment process of the key risks to achieving their business objectives and the controls in place to manage them. The likelihood and potential impact of each risk is evaluated;
- certification by management that they are responsible for managing the risks to their business objectives and that the internal controls are such that they provide reasonable but not absolute assurance that the risks are appropriately identified, evaluated and managed;
- reporting and review by the board of each operating company of risk management activities and action taken to address non-compliance with controls or to improve their effectiveness; and
- independent assurance by internal audit as to the existence and effectiveness of the risk management activities described by management.

The system of internal control and risk management is embedded into the operations of the Group, and the actions taken to mitigate any weaknesses are carefully monitored.

Going concern
The Directors confirm that they are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Group financial statements.

Investor relations
The Company is committed to maintaining good communications with shareholders. Normal shareholder contact is the responsibility of the Chief Executive and the Finance Director. The Chairman and Senior Independent Director are available to major shareholders. There is regular dialogue with institutional investors who, along with buyside and sellside analysts, are invited to briefings by the Company immediately after the announcement of the Company's interim and full year results. The content of these briefings is posted on the Company's website (www.j-sainsbury.co.uk/investors) so as to be available to all shareholders. In March, Makinson Cowell were appointed to provide investor relations consultancy services to the Company and will report on the views of institutional investors to the Board.

Shareholders have the opportunity to meet and question the Board at the AGM which will be held on 12 July 2004. There will be a display of various aspects of the Company's activities and a business presentation will be made. The Chairmen of the Audit, Remuneration and Nomination Committees will be available to answer questions. Proxy votes will be announced after each resolution. A detailed explanation of each item of special business to be considered at the AGM is included with the Notice of Meeting which will be sent to shareholders at least 20 working days before the meeting.

Information on matters of particular interest to private shareholders is set out on page 30 of the Annual Review and Summary Financial Statement. In addition, the Company's website (www.j-sainsbury.co.uk/investors) makes available a wide range of information to all shareholders.

Remuneration report

This report is made by the Board on the recommendation of the Remuneration Committee. The first part of the report provides details of remuneration policy. The second part provides details of the remuneration, pensions and share interests of the Directors for the year ended 27 March 2004. The Directors confirm that this report has been drawn up in accordance with the 1998 Combined Code and the Directors' Remuneration Report Regulations 2002.

Remuneration Committee

The Remuneration Committee is chaired by Keith Butler-Wheelhouse and met five times in 2003/04. During the year under review the Committee comprised all of the Non-Executive Directors, including Sir George Bull. At the start of the current financial year, the Committee adopted new terms of reference which provide that membership shall consist only of independent Non-Executive Directors and that the Company Chairman shall not be a member, although it is expected that he will be invited to attend Committee meetings, together with the Chief Executive and the HR Director. The Committee consider their views when reviewing the remuneration of the other Executive Directors. They are not involved in discussions concerning their own remuneration. The current members of the Committee are all of the independent Non-Executive Directors namely Keith Butler-Wheelhouse, Jamie Dundas, June de Moller, Lord Levene and Bridget Macaskill.

The responsibilities of the Committee include:

- determining and agreeing with the Board the broad policy for the remuneration of the Executive Directors, the Chairman and certain other members of senior management;
- setting individual remuneration arrangements for the Company Chairman, the Chief Executive and the other Executive Directors;
- recommending and monitoring the level and structure of remuneration for those members of senior management determined by the Committee; and
- approving the service contracts of each Executive Director, including termination arrangements.

The terms of reference are available on the Company's website at (www.j-sainsbury.co.uk/governance). Towers Perrin have been appointed by the Committee to advise on remuneration matters. They also provide employee benefit services to the Company.

Remuneration policy

The Remuneration Committee has adopted a remuneration policy consistent with the Company's business objectives which:

- attracts, retains and motivates high calibre Directors;
- in general terms, sets base salary broadly in line with median market practice, whilst moving total remuneration towards upper quartile market levels for superior performers;
- creates overall packages in which performance related elements form a significant proportion;
- reinforces the performance orientated culture by providing enhanced rewards for stretch performance;
- supports short-term and long-term incentive plans which are targeted at both personal and Company performance;
- aligns the interests of Directors with those of the shareholders by linking share and cash incentive payments to performance; and
- is based on information from a range of remuneration sources, which takes into account the retail sector as well as other large companies of a comparable size and complexity.

The policy will continue to apply for the current financial year. For subsequent years, the Committee will review the policy on a regular basis and recommend changes as and when appropriate.

The main components of the Chairman's and Executive Directors' remuneration are set out below:

i) Basic salary

Basic salary for each Executive Director is determined by the Committee taking account of the Director's performance, experience and responsibilities. The Committee considers salary levels in comparable companies by referring to the pay practices in the FTSE 50, the retail sector and companies with revenues over £5 billion, in order to obtain the best available benchmark for the Director's specific position. The Committee also has regard to the level of salary increases throughout the Company when determining Executive Directors' salaries.

When his service contract was amended in March 2003, Sir Peter Davis entered into a fixed term contract to 31 July 2005, which called for his availability full time if so required by the Board and required him not to take on other commitments. It was agreed at that time that his then salary of £850,000 would continue at that rate until July 2005, but that on becoming Chairman in March 2004 he would no longer be entitled to his annual bonus opportunity of 100 per cent. The Board has now reviewed the division of roles between the Chief Executive and Chairman and the timing of the transitional arrangements. From this year's AGM in July, Sir Peter will progressively cut back his workload moving in time to a more flexible basis, but will be fully available throughout his final 12 months whenever necessary. Sir Peter has offered to reduce his salary in line with this change in responsibilities. The Remuneration Committee, following advice, has agreed a salary of £500,000.

ii) Incentive arrangements

In addition to basic salary, the Company maintains incentive arrangements which combine an annual bonus plan with long-term incentive share plans. The Committee believes that these arrangements provide rewards which reflect an appropriate balance between personal and Company performance. As such, they align the rewards of Directors with the Company's immediate business priorities and the long-term interests of shareholders.

The proportion of each Director's total remuneration that is performance related is significant. Approximately 45 per cent of Justin King's total remuneration is linked to performance, assuming the target level is achieved under the bonus plan and the Performance Share Plan. For the other Executive Directors, the proportion of total remuneration delivered through bonus and under the Performance Share Plan is

40 per cent, assuming target levels are achieved. Share options also provide a performance related incentive, but as the exercise prices of outstanding grants were mostly above the market price of Sainsbury's shares at the year end, they are not included within this percentage. If the share price were to increase, the proportion of performance related remuneration would be higher.

In order to maximise value from the incentive plans, performance measures are designed to ensure that participants are not rewarded for the delivery of the same measures through different elements of the package. Accordingly, relative total shareholder return is the measure for the Performance Share Plan, which rewards executives for maximising shareholder returns over the medium term, whilst earnings per share growth is applied to the Executive Share Option Plan, which ensures that executives are focused on the underlying financial performance of the business as well as on absolute share price growth.

On becoming Chairman, Sir Peter Davis' participation in the Bonus Plan ceased. He has never participated in the Performance Share Plan and has not received any grant of options since March 2000.

The incentive arrangements may be summarised as follows:

Annual Bonus Plan

The bonus is a percentage of basic salary, with a maximum of 80 per cent for Executive Directors, other than the Chief Executive, whose maximum award is 100 per cent of basic salary. The bonus plan for 2003/04 was subject to a condition based on year on year profit growth and individual targets, which were key to the businesses' performance. No payments under the bonus plan were made to the Executive Directors for the year under review. Roger Matthews was awarded a special discretionary bonus.

The 2004/05 plan will be linked to achievement of key business targets, including profitability, sales and product availability, and to the achievement of individual targets.

Bonuses are not pensionable.

Performance Share Plan

Under this Plan, shares are allocated to individuals on a conditional basis, but not released unless the performance criterion is met over the three year performance period. The number of shares actually released depends upon the Company's performance compared with 13 comparator companies (namely Ahold, Boots, Carrefour, Casino, Dixons, GUS, Kingfisher, Loblaw, Marks & Spencer, Morrisons, Next, Somerfield and Tesco). The Company's relative performance is determined by reference to Total Shareholder Return, being the increase in the value of a share, including reinvested dividends, over a three year period. If the performance criterion is satisfied, the individual is granted an option to acquire the shares which can be exercised over the following 10 years.

Under the Plan, no awards will vest unless median performance against the comparator group is achieved at the end of the three year performance period. At median level, shares to the value of 30 per cent of salary will be released and the award will be pro rated at every position between the median and first position in the comparator group. The maximum allocation for Directors is a conditional grant of shares equal to 75 per cent of salary. This performance condition will apply to conditional awards made in 2004. The conditional allocation made in 2001 has lapsed as the performance condition was not achieved.

Executive Share Option Plan

Under the Executive Share Option Plan 2002, the maximum annual option award is two times basic salary and the actual grants are agreed by the Committee according to the assessed performance and potential of participants. An award of two times basic salary was granted to Justin King as part of his recruitment package when he joined the Company. He will participate in the annual grant in May 2004.

The exercise of options is conditional upon a performance target based on the growth in the Company's underlying earnings per share (before goodwill and exceptionals) (EPS) relative to inflation over a three year period. This definition of EPS has been chosen as the Committee believes that it provides the most accurate reflection of the Company's underlying financial performance. The Committee reviews the performance condition prior to the annual award of options to ensure that it is set at appropriately challenging levels. For the 2004/05 grant, no options will be exercisable for average annual real growth of less than 3 per cent per annum over the three year performance period, 50 per cent of the option will be exercisable if average real growth of 3 per cent per annum is achieved and, for average real growth of 5 per cent per annum, the option is exercisable in full, with a pro rating between 3 per cent and 5 per cent. EPS is measured against a fixed starting point over the performance period beginning with the year in which the option is granted. To the extent that the condition is not satisfied in full after three years, it will be retested on a fixed point basis over four and then over five financial years. To the extent the condition is not met after five financial years, the option will lapse.

Shareholders approved the inclusion of two retesting opportunities when the Plan was approved in 2002. The Committee is currently reviewing its policy on retesting.

Restricted Share Plan 2004

An award of 261,950 restricted shares was made to Justin King when he joined the Company. The award compensates him for his lost entitlements arising from the Marks & Spencer executive incentive plans and therefore there are no performance conditions. 191,204 shares will be released on 1 June 2005 and 70,746 shares will be released on 1 June 2006, in each case, if he remains an employee of the Company on the relevant date.

The awards will vest before the release dates if his service contract is terminated by the Company other than for cause, in the event of death or on a change of control, unless the awards are replaced by the acquiring company. The awards are not pensionable.

Share Award Plan 2003

On 14 March 2003, the Company announced that, at the request of the Board, Sir Peter Davis had agreed to extend his time with the Group and would assume the role of Chairman on 28 March 2004. In conjunction with the appointment, the Board believed that it was appropriate to award a package of restricted shares in the Company to Sir Peter in respect of his extended term in office. The award is in the form of two conditional awards totalling 1.5 million restricted shares to be released on 31 July 2005, which are subject to the achievement in 2003/04, and the current financial year, of specific profit targets and business milestones set by the Committee and dependent on the successful implementation of succession plans. Full details were disclosed in last year's Directors' Remuneration report which was approved by the vast majority of shareholders at the 2003 AGM.

The Committee, with advice from its consultants, has determined that, of the one million shares conditionally awarded in respect of the targets for 2003/04, a total of 864,000 shares should be released to Sir Peter on 31 July 2005. This consists of 110,000 shares (out of a maximum of 150,000) in respect of business transformation targets, 75,000 (out of 150,000) in respect of the appointments of a new Chief Executive and Deputy Chairman, and 679,000 (out of 700,000) in respect of the Group's underlying pre-tax profit. As disclosed in last year's report, the terms of the award were that 700,000 shares would be released if underlying profit was at least 90 per cent of the figure agreed in the financial, budgeting and corporate planning process, 350,000 would be released if at least 70 per cent of the figure was achieved with prorating between those levels.

iii) Other share plans
In order to encourage share ownership, the Company provides two all employee share plans for its employees, namely the Savings Related Share Option Scheme and the Share Incentive Plan, which has two parts, the Commitment Shares Plan and the Share Purchase Plan. Directors may participate in these plans in the same way as all other colleagues. As these are all employee plans there are no performance conditions.

Performance graph
The graph below shows the total shareholder return performance of an investment of £100 in J Sainsbury plc shares over the last five years compared with an equivalent investment in the FTSE 100 Index. This index has been selected to provide an established and broad-based comparator group.


120
100
80
60
40
99
00
01
02
03
04
— J Sainsbury plc
— FTSE 100 Index

iv) Pensions
Sir Peter Davis and the Executive Directors, other than Justin King, are members of the J Sainsbury Executive Pension Scheme, a funded, Inland Revenue approved, defined benefit occupational pension scheme. Under the Group's pension arrangements, Directors are entitled after a minimum of 20 years of pensionable service to a pension on retirement (or earlier in the event of 40 years' service, or ill health) of up to two thirds of their pensionable earnings (defined as basic salary in the last 12 months of service) subject to Inland Revenue limits. Pensions are also payable to dependents on death and a lump sum is payable if death occurs in service. During the year, members contributed 4.25 per cent of basic salary to the Scheme. This Scheme was closed to new entrants on 31 January 2002.

Justin King is a member of the Executive Stakeholder Pension Plan which is a defined contribution arrangement. The Company contributes 12.5 per cent of salary into this Plan and the individual contributions are 5 per cent of basic salary.

v) Benefits
Other benefits for Executive Directors include the provision of company car benefits and free medical insurance.

Service contracts
All of the Executive Directors listed below have rolling service contracts which can be terminated by either party by giving 12 months' written notice. If any of these service contracts are terminated without cause the Company can request that the Director works his notice period or takes a period of garden leave, or pay an amount in lieu of notice equal to one times basic salary for the notice period plus 75 per cent of basic salary in lieu of all other benefits including pension and bonus. In addition, if a Director is dismissed within six months of a change of control the above sum will become payable.

On the termination of Stuart Mitchell's service contract, the Board has agreed that his termination payment will be made on a phased basis until he finds appropriate alternative employment.

The Executive Directors' service contracts became effective on the following dates:

Executive Director	Contract date
Justin King	29 March 2004
Roger Matthews	8 May 2000
Stuart Mitchell (resigning 19 May 2004)	22 June 2002
Sara Weller (resigning 19 May 2004)	4 July 2002

Sir Peter Davis has a service contract, which was amended on 15 March 2003, which (unless terminated earlier or renewed by mutual agreement) will terminate automatically on 31 July 2005.

Non-Executive Directors do not have service contracts. They are appointed for an initial two year period and thereafter by mutual consent on a yearly basis. The initial appointment and any subsequent reappointment is subject to election or re-election by shareholders.

Non-Executive Directors are paid a basic fee with additional fees being payable to the Senior Independent Director and to the chairmen of the Board Committees. The level of fees is reviewed against market practice by a sub-committee of the Board, consisting of the Chairman and one or more Executive Directors, and takes into account market rates and the required time commitment. Non-Executive Directors do not participate in any performance related plans.

The following section provides details of the remuneration, pension and share interests of all the Directors for the year ended 27 March 2004 and has been audited.

Directors' remuneration

The remuneration of the Directors for the year was as follows:

	Note	Salary £000	Bonus[3] £000	Compensation for loss of office £000	Benefits[4] £000	Total 2004 £000	Total 2003 £000
John Adshead CBE	1	370	-	-	27	397	538
Sir Peter Davis	2	850	-	-	2	852	1,219
Roger Matthews		445	178	-	29	652	632
Stuart Mitchell		450	-	-	20	470	556
Sara Weller		400	-	-	16	416	536
Sir George Bull	1	250	-	-	27	277	277
Keith Butler-Wheelhouse		40	-	-	-	40	35
June de Moller		35	-	-	-	35	30
Jamie Dundas		40	-	-	-	40	35
Lord Levene		40	-	-	-	40	30
Bridget Macaskill		35	-	-	-	35	30
Directors who left the Board before the start of the financial year including compensation for loss of office		-	-	-	-	-	283
Total 2004		**2,955**	**178**	-	**121**	**3,254**	
Total 2003		2,913	1,117	-	143		4,201[5]

1 Retired from the Board on 27 March 2004.

2 Highest paid Director.

3 Includes performance bonuses earned in the period under review but not paid in the financial year.

4 Benefits include company car benefits, medical insurance and Commitment Shares Plan.

5 The total for 2002/03 includes £28,000 paid under the Profit Sharing Scheme. No further payments will be made.

Pensions

The pension entitlements of the Directors for the year were as follows:

	Age at 27 March 2004 i years	Accrued pension at 27 March 2004[1] ii £000	Directors' contributions during the year iii £000	Increase in accrued pension during the year iv £000	Increase in accrued pension during the year (net of inflation) v £000	Transfer value of increase in accrued pension during the year (net of inflation)[2] and net of Directors' contributions vi £000	Transfer value of accrued pension at 27 March 2004[2] vii £000	Transfer value of accrued pension at 30 March 2003[2] viii £000	Increase in transfer value over the year net of Directors' contributions =(vii)-(viii)-(iii) ix £000
Sir Peter Davis	62	111	36	31	29	456	1,882	1,224	622
Roger Matthews	49	64	19	19	18	169	668	365	284
Stuart Mitchell	43	161	19	42	39	282	1,243	714	510
Sara Weller	42	52	17	17	16	105	397	207	173
John Adshead CBE	59	230	16	32	26	464[(3)]	4,487[(4)]	3,307[(3)]	1,164

1 The accrued pensions are the amounts that would be paid if the Director left service with deferred benefits at the relevant date.

2 The transfer values have been calculated in accordance with the guidance note 'GN11' published by the Institute of Actuaries and Faculty of Actuaries.

3 No allowance made for additional liability arising from immediate payment of pension.

4 Allows for value of immediate early retirement pension of £220,000 per annum.

The transfer values represent the capital sum that would need to be appropriately invested to provide the relevant pension assuming it is paid from the Executive Director's normal retirement age (or at the date of retirement for Directors who retired during the year). The accrued pension entitlement shown is the amount that would be paid each year following retirement based on retirement at age 60 (or at the date of retirement for Directors who have retired during the year). Members of the scheme have the option of paying additional voluntary contributions. Neither these contributions nor the resulting benefits are shown in the above table.

In the case of Sir Peter Davis, John Adshead, Roger Matthews, Stuart Mitchell and Sara Weller, the Company has agreed to make up that portion of the standard pension entitlement which is in excess of Inland Revenue limits. This obligation is unfunded, although full provision of £4,122,000 has been made in respect of the period ended 27 March 2004 (2003: £2,552,000).

Performance Share Plan

Under the Plan, shares conditionally allocated to individuals are released to them in the form of options if the performance condition is met at the end of the three year performance period. The numbers of shares conditionally allocated since 2001 are shown below.

	Number of shares conditionally allocated 30 March 2003	Lapsed during the year	Number of shares conditionally allocated during the year	Mid market price on date of conditional allocation (pence)	Options granted during the year under the plan	Mid market price on day option granted (pence)	Number of shares conditionally allocated 27 March 2004	End of performance period
John Adshead CBE								
7 June 2001	37,470	37,470	-	427	-	-	-	27.03.04
30 May 2002	68,918	-	-	370	-	-	68,918	26.03.05
22 May 2003	-	-	108,187	256.5	-	-	108,187	25.03.06
Roger Matthews								
7 June 2001	44,496	44,496	-	427	-	-	-	27.03.04
30 May 2002	82,094	-	-	370	-	-	82,094	26.03.05
22 May 2003	-	-	130,116	256.5	-	-	130,116	25.03.06
Stuart Mitchell								
7 June 2001	28,981	28,981	-	427	-	-	-	27.03.04
30 May 2002	70,945	-	-	370	-	-	70,945	26.03.04
22 May 2003	-	-	131,578	256.5	-	-	131,578	25.03.06
Sara Weller								
7 June 2001	30,035	30,035	-	427	-	-	-	27.03.04
30 May 2002	70,945	-	-	370	-	-	70,945	26.03.05
22 May 2003	-	-	116,959	256.5	-	-	116,959	25.03.06

1 The conditional award made in 2001 has lapsed as it has not met the performance condition.

2 The above figures for 2002 and 2003 show the maximum awards that will be released if the Company achieves first position within the comparator group. Shares to the value of 30 per cent of salary will be released at median performance. Awards will be pro rated at every position between the median and first position in the comparator group.

3 Sir Peter Davis does not participate in the plan.

The following table shows the options that were granted in May 2002 as a result of the partial satisfaction of the performance condition attaching to the conditional allocation awarded in 1999.

	Number of options										
	30 March 2003	Granted during the year	Exercised during the year	Mid market price on date of exercise (pence)	Gains on option exercises (£)	Lapsed during the year	27 March 2004	Total exercise price (pence)	Inherent profit (£)	Date from which exercisable	Date of expiry
Performance Share Plan											
John Adshead CBE	30,067	-	-	-	-	-	30,067	100	78,625	29.05.02	28.05.12
Stuart Mitchell	9,977	-	-	-	-	-	9,977	100	26,089	29.05.02	28.05.12

The inherent profit figures have been calculated by reference to the mid market price of the Company's shares on 27 March 2004 of 261 pence and assume that all unexercised options were exercised on that date.

Options over ordinary shares

At the end of the year, the Directors' share options were as follows:

	Number of options					Weighted average exercise price (pence)	Range of exercise prices (pence)	Date	
	30 March 2003	Granted during the year	Exercised during the year	Lapsed during the year	27 March 2004			From which exercisable	Of expiry
Executive Share Option Plan with no performance conditions									
John Adshead CBE	73,955	-	-	73,955	-				

1 No performance condition applied in accordance with market practice at the date of grant.

	Note	Number of options					Weighted average exercise price (pence)	Range of exercise prices (pence)	Inherent profit (£)	Date	
		30 March 2003	Granted during the year	Exercised during the year	Lapsed during the year	27 March 2004				From which exercisable	Of expiry
Executive Share Option Plan with performance conditions											
John Adshead CBE	1	60,631	-	-	-	60,631	475	475	-	08.09.98	05.09.05
	2	108,959	-	-	-	108,959	478	367-545	-	20.05.00	10.11.08
	3,5	181,817	-	-	-	181,817	314	272-377.5	-	02.08.02	02.06.10
	4,5	153,565	-	-	-	153,565	417	407-427	-	07.06.04	26.07.11
	6	236,933	288,499	-	-	525,432	270	256.5-287	14,425	25.07.05	21.05.13
Sir Peter Davis	3,5	3,009,596	-	-	-	3,009,596	260.5	260.5	30,095	01.03.03	01.03.10
Roger Matthews	3	231,333	-	-	-	231,333	294	272-319.75	-	24.11.02	02.06.10
	4	182,358	-	-	-	182,358	417	407-427	-	07.06.04	26.07.11
	6	282,229	346,978	-	-	629,207	270	256.5-287	17,349	25.07.05	21.05.13
Stuart Mitchell	1	21,157	-	-	-	21,157	475	475	-	08.09.98	05.09.05
	2	49,632	-	-	-	49,632	447	367-545	-	20.05.00	10.11.08
	3	116,627	-	-	-	116,627	303	272-377.5	-	02.08.02	02.06.10
	4,5	131,969	-	-	-	131,969	417	407-427	-	07.06.04	26.07.11
	6	243,902	350,877	-	-	594,779	269	256.5-287	17,544	25.07.05	21.05.13
Sara Weller	3	170,158	-	-	-	170,158	294	272-319.5	-	17.01.03	02.06.10
	4	136,768	-	-	-	136,768	417	407-427	-	07.06.04	26.07.11
	6	243,902	311,890	-	-	555,792	270	256.5-287	15,594	25.07.05	21.05.13

1 Performance condition of 2.5 per cent real annual average growth in EPS over a rolling three-year period up to the tenth anniversary of the grant

2 Performance condition of 2.0 per cent real annual average growth in EPS over a rolling three-year period up to the tenth anniversary of the grant.

3 Performance condition of 3.0 per cent real annual average growth in EPS over a rolling three-year period up to the tenth anniversary of the grant.

4 Performance condition of 3.0 per cent real annual average growth in EPS over the three years from the date of grant, which if not satisfied is retested over a 4 year period. If the performance condition is not met after the fourth year the option lapses.

5 For each of (3) and (4) above, the performance condition is increased to 4.0 per cent real average annual growth in EPS to the extent that the total value of outstanding options was in excess of four times basic salary at the date of grant.

6 Performance conditions are set out on page 13.

7 The performance conditions attaching to grants up to and including 25 July 2001 have been met.

Options over ordinary shares (continued)

	Number of options					Weighted average exercise price (pence)	Range of exercise prices (pence)	Inherent profit (£)	Date	
	30 March 2003	Granted during the year	Exercised during the year	Lapsed during the year	27 March 2004				From which exercisable	Of expiry
Savings Related Share Option Scheme										
John Adshead CBE	2,713	-	-	-	2,713	275	239-301	249	01.03.04	31.08.06
Sir Peter Davis	4,384	-	-	-	4,384	301	301	-	01.03.07	31.08.07
Roger Matthews	2,571	-	-	1,879	692	301	301	-	01.03.05	31.08.05
Stuart Mitchell	4,230	995	-	1,249	3,976	268	241-301	326	01.03.05	31.08.07

1 The Savings Related Share Option Scheme is an all employee share option scheme and has no performance conditions as per Inland Revenue Regulations.

The options outstanding under the Company's Executive Share Option Plan and Savings Related Share Option Scheme are exercisable at prices between 239 and 545 pence.

In the period from 30 March 2003 to 27 March 2004, the highest mid-market price of the Company's shares was 314 pence and the lowest mid-market price was 220 pence and at 27 March 2004 was 261 pence.

Share Award Plan 2003

	Number of restricted shares conditionally awarded 30 March 2003 relating to 2003/04	Price	Number of restricted shares awarded relating to 2003/04	Inherent profit £000	Vesting date
Sir Peter Davis	1,000,000	-	864,000	2,259	31.07.05

The inherent profit figures have been calculated by reference to a mid-market price of the Company's shares on 27 March 2004 of 261 pence and assume that the shares are transferred to Sir Peter Davis on that date.

The shares will not be released to Sir Peter until 31 July 2005.

Directors' interests

Directors' interests in the ordinary shares of the Company and shares held in trust on behalf of Directors are as follows:

	Ordinary shares[2]		Ordinary shares[5]
	30 March 2003	27 March 2004	18 May 2004
John Adshead CBE	72,226	75,547	75,547
Sir Peter Davis	103,397	104,957	105,040
Roger Matthews	51,295	51,352	51,352
Stuart Mitchell	14,393	15,609	15,692
Sara Weller	3,472	4,024	4,107
Sir George Bull	25,000	25,000	25,000
Keith Butler-Wheelhouse	3,300	3,300	3,300
June de Moller	1,500	1,500	1,500
Jamie Dundas	1,200	1,200	1,200
Lord Levene	2,500	2,500	2,500
Bridget Macaskill	2,500	2,500	2,500

1 The above table has not been audited.

2 Ordinary shares are beneficial holdings which include the Directors' personal holdings and those of their spouses and minor children, as well as holdings in family trusts of which a Director or his minor children are beneficiaries or potential beneficiaries. They also include the beneficial interests in shares which are held in trust under the J Sainsbury Profit Sharing Scheme, the Commitment Shares Plan and the Sainsbury's Share Purchase Plan.

3 The Executive Directors are potential beneficiaries of the Company's employee benefit trusts, which are used to satisfy awards under the Company's employee share plans, and are therefore treated as interested in the 24.8 million (2003: 24.8 million) shares held by the Trustees.

4 The Company's Register of Directors' interests contains full details of Directors' interests, shareholdings and options over ordinary shares of the Company.

5 Changes to the Directors' interests in ordinary shares between 28 March 2004 and 18 May 2004 occurred as a result of purchases under the Company's Share Purchase Plan.

6 Executive Directors are encouraged to build up their shareholdings in the Company to the equivalent of one year's basic salary over a five year period, assuming that awards under the executive share incentive plans become exercisable.

Approved by the Board on 18 May 2004

Keith Butler-Wheelhouse
Chairman of the Remuneration Committee

Statement of Directors' responsibilities in respect of the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the period, and of the profit or loss of the Group for that period. In preparing financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to assume that the Company will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the safeguarding of the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the J Sainsbury plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditors' report to the members of J Sainsbury plc

We have audited the financial statements which comprise the Group profit and loss account, the balance sheets, the Group cash flow statement, the Group statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' funds and the related notes, which have been prepared under the historical cost convention (as modified by the revaluation of certain fixed assets) and the accounting policies set out in the notes to the financial statements. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration report ('the auditable part').

Respective responsibilities of Directors and Auditors
The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' Remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Operating and financial review, the Report of the Directors, the Statement of corporate governance and the unaudited part of the Remuneration report.

We review whether the Statement of corporate governance reflects the Company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration report. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 27 March 2004 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

London
18 May 2004

Group profit and loss account

for the 52 weeks to 27 March 2004

	Note	2004 £m	Restated[1] 2003 £m
Turnover including VAT and sales tax[2]		18,239	18,144
VAT and sales tax		(1,098)	(1,065)
Continuing operations		14,440	14,104
Discontinued operations		2,701	2,975
Turnover excluding VAT and sales tax	2, 3	17,141	17,079
Cost of sales (including exceptional costs)	3	(15,658)	(15,688)
Gross profit		1,483	1,391
Group administrative expenses (including exceptional costs)	3	(827)	(717)
Continuing operations - operating profit before exceptional costs		590	594
Exceptional operating costs	3	(68)	(55)
Continuing operations - operating profit		522	539
Discontinued operations - operating profit before exceptional costs and amortisation of goodwill		145	158
- exceptional operating costs		-	(10)
- amortisation of goodwill	13	(11)	(13)
Group operating profit	3	656	674
Share of profit in joint ventures		-	3
Profit/(loss) on sale of properties	4	17	(11)
Disposal of operations - discontinued	5	(3)	61
Profit on ordinary activities before interest		670	727
Net interest payable and similar items	6	(60)	(60)
Underlying profit on ordinary activities before tax[3]		675	695
Exceptional items		(54)	(15)
Amortisation of goodwill		(11)	(13)
Profit on ordinary activities before tax	7	610	667
Tax on profit on ordinary activities	10	(206)	(206)
Profit on ordinary activities after tax		404	461
Equity minority interest		(8)	(7)
Profit for the financial year		396	454
Equity dividends	11	(301)	(298)
Retained profit for the financial year		95	156
Basic earnings per share	12	20.7p	23.7p
Underlying earnings per share[3]	12	23.4p	24.2p
Diluted earnings per share	12	20.6p	23.7p
Underlying diluted earnings per share[3]	12	23.3p	24.1p

1 Restated for the change in accounting policy for turnover in accordance with FRS 5 Application note G (see notes 1 and 2 on pages 26 and 28).
2 Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
3 Before exceptional items and amortisation of goodwill.

Notes to the financial statements are on pages 26 to 50.

Group statement of total recognised gains and losses
for the 52 weeks to 27 March 2004

	2004 £m	2003 £m
Profit for the financial year	**396**	454
Currency translation differences on foreign currency net investments	(10)	(4)
Total recognised gains relating to the financial year	**386**	450

There is no material difference between the above profit for the financial year and the historical cost equivalent (2003: £9 million difference as a result of the realisation of a property revaluation gain of previous years).

Reconciliation of movements in equity shareholders' funds
for the 52 weeks to 27 March 2004

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Profit for the financial year	**396**	454	**308**	348
Equity dividends	(301)	(298)	(301)	(298)
	95	156	7	50
Currency translation differences	(10)	(4)	(45)	(33)
Proceeds from ordinary shares issued for cash (note 27)	16	3	16	3
Net movement in equity shareholders' funds	**101**	155	**(22)**	20
Opening equity shareholders' funds	5,003	4,848	4,302	4,282
Closing equity shareholders' funds	**5,104**	5,003	**4,280**	4,302

Notes to the financial statements are on pages 26 to 50.

Balance sheets

at 27 March 2004 and 29 March 2003

		Group		Company	
	Note	2004 £m	2003 £m	2004 £m	2003 £m
Fixed assets					
Intangible assets	13	**208**	226	**-**	-
Tangible assets	14	**8,214**	7,540	**361**	368
Investments	15	**116**	112	**8,109**	7,667
		8,538	7,878	**8,470**	8,035
Current assets					
Stock	18	**753**	800	**-**	-
Debtors	19	**319**	297	**100**	111
Sainsbury's Bank's current assets	20	**1,329**	1,530	**-**	-
Sainsbury's Bank's debtors due after more than one year	20	**1,170**	867	**-**	-
Investments	21	**19**	20	**-**	-
Cash at bank and in hand	25	**465**	639	**159**	242
		4,055	4,153	**259**	353
Creditors: amounts falling due within one year					
Sainsbury's Bank's current liabilities	20	**(2,306)**	(2,237)	**-**	-
Other	22	**(2,600)**	(2,537)	**(1,043)**	(467)
		(4,906)	(4,774)	**(1,043)**	(467)
Net current liabilities		**(851)**	(621)	**(784)**	(114)
Total assets less current liabilities		**7,687**	7,257	**7,686**	7,921
Creditors: amounts falling due after more than one year	22	**(2,194)**	(1,885)	**(3,377)**	(3,567)
Provisions for liabilities and charges	26	**(308)**	(300)	**(29)**	(52)
Total net assets		**5,185**	5,072	**4,280**	4,302
Capital and reserves					
Called up share capital	27	**486**	484	**486**	484
Share premium account	27	**1,438**	1,424	**1,438**	1,424
Revaluation reserve	28	**22**	22	**-**	-
Profit and loss account	29	**3,158**	3,073	**2,356**	2,394
Equity shareholders' funds		**5,104**	5,003	**4,280**	4,302
Equity minority interest		**81**	69	**-**	-
Total capital employed		**5,185**	5,072	**4,280**	4,302

Notes to the financial statements are on pages 26 to 50.

The financial statements on pages 22 to 50 were approved by the Board of Directors on 18 May 2004, and are signed on its behalf by

Sir Peter Davis Chairman

Roger Matthews Finance Director

Group cash flow statement

for the 52 weeks to 27 March 2004

	Note	2004 £m	2003 £m
Net cash inflow from operating activities	30	847	1,070
Dividend received from joint venture		-	8
Returns on investments and servicing of finance			
Interest received		12	67
Interest paid		(71)	(108)
Interest element of finance lease payments		(29)	(21)
Net cash outflow from returns on investments and servicing of finance		(88)	(62)
Taxation		(183)	(224)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(801)	(1,169)
Purchase of IT assets	14	(187)	-
Sale of tangible fixed assets		152	130
Purchase of intangible fixed assets		-	(3)
Net cash outflow from capital expenditure and financial investment		(836)	(1,042)
Acquisitions and disposals			
Repayments of loans to joint ventures		-	27
Investment in joint ventures and fixed asset investments		(5)	(1)
Acquisition of subsidiaries		(23)	-
Investment in Sainsbury's Bank by minority shareholder		4	-
Proceeds from disposal of operations	31	185	-
(Payments)/proceeds relating to disposal of other fixed asset investments		(28)	184
Net cash inflow for acquisitions and from disposals		133	210
Equity dividends paid to shareholders		(300)	(288)
Net cash outflow before use of liquid resources and financing		(427)	(328)
Financing			
Issue of ordinary share capital		16	3
Increase/(decrease) in short-term borrowings		305	(88)
Increase in long-term borrowings		2	550
Increase in finance leases		-	151
Capital element of finance lease payments		(41)	(5)
Net cash inflow from financing		282	611
(Decrease)/increase in net cash		(145)	283
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in net cash		(145)	283
Increase in debt		(307)	(462)
Assumption of Swan loan notes	23	(314)	-
Loans acquired with subsidiaries		(4)	-
Movement in finance leases		(31)	(156)
Exchange adjustments		117	87
Movement in net debt in the year	25	(684)	(248)
Net debt at the beginning of the year	25	(1,404)	(1,156)
Net debt at the end of the year	25	(2,088)	(1,404)

Notes to the financial statements are on pages 26 to 50.

Notes to the financial statements

1 Accounting policies

Basis of the financial statements

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties, in accordance with the Companies Act 1985 and applicable accounting standards. No profit and loss account is presented for the Company as permitted by Section 230(3) of the Companies Act 1985. The financial year represents the 52 weeks ended Saturday 27 March 2004 (prior year the 52 weeks ended Saturday 29 March 2003).

The Group has adopted Financial Reporting Standard 5 - Application note G - Revenue Recognition (FRS 5 ANG).

Details of the changes arising from the adoption of FRS 5 (ANG) are given below.

Consolidation

The Group's financial statements include the results of the Company and all its subsidiaries, associated undertakings and joint ventures, to the extent of group ownership.

The results of subsidiaries and associated undertakings are included in the Group profit and loss account from the date of acquisition, or in the case of disposals, up to the effective date of disposal.

The Group's interests in its joint ventures are accounted for using the gross equity method. The Group's interests in its associated undertakings are accounted for using the equity method. In a joint arrangement that is not an entity, the Group accounts for its own assets, liabilities and cash flows measured according to the terms of the agreement governing the arrangement.

Goodwill

Goodwill is recognised as an asset on the Group's balance sheet in the year in which it arises and, subject to impairment review, is amortised on a straight line basis over its finite life, a maximum of 20 years, and only under specific circumstances will it be assumed that goodwill has an indefinite economic life.

Goodwill arising on acquisitions prior to 8 March 1998 has been set off against reserves.

Turnover

Turnover consists of sales through retail outlets, sales of completed development properties and, in the case of Sainsbury's Bank, interest receivable, fees and commissions.

In accordance with FRS 5 (ANG), sales through retail outlets are shown net of the cost of Nectar reward points issued and redeemed, staff discounts, vouchers and sales made on an agency basis. Previously, these costs were reported as an expense in cost of sales. FRS 5 (ANG) requires that only commission earned from sales through concessions can be recognised in turnover, whereas previously gross concession turnover was included as sales.

The effect of these changes in accounting policy is to reduce turnover in 2004 by £280 million (2003: £351 million) and to reduce cost of sales correspondingly.

Cost of sales

Cost of sales consists of all costs to the point of sale including warehouse and transportation costs, all the costs of operating retail outlets and, in the case of Sainsbury's Bank, interest payable.

Deferred tax

Provision for deferred tax is made in respect of all timing differences that have originated, but not reversed, by the balance sheet date. The provision for deferred tax is not discounted. Deferred tax assets are only recognised to the extent that it is regarded that they will be recovered. Deferred tax is not provided on unremitted earnings of subsidiaries, where no commitment to remit these earnings had been made.

Intangible fixed assets

Pharmacy licences are included in intangible assets and amortised on a straight line basis over their useful economic life of 15 years. Other licences are amortised over three years.

Tangible fixed assets

Depreciation is provided on a straight line basis over the anticipated useful economic lives of the assets using the following rates:

Freehold buildings and leasehold properties - 50 years, or the lease term if shorter

Fixtures, equipment (including computer software) and vehicles - 3 to 15 years

Freehold land is not depreciated.

Impairment

Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11 'Impairment of fixed assets and goodwill'. Any impairment is recognised in the profit and loss account in the year in which it occurs.

Capitalisation of interest

Interest incurred on borrowings for the financing of specific property developments is capitalised gross of tax relief.

Fixed asset investments

Fixed asset investments, including own shares, are valued at cost less any provision for permanent diminution in value.

Leased assets

Assets funded through finance leases are capitalised as fixed assets and depreciated over their estimated useful lives or the lease term, whichever is shorter. The resulting lease obligations are included in creditors net of finance charges. Interest costs on finance leases are charged direct to the profit and loss account. Rentals under operating leases are charged on a straight line basis up to the date of the next rental review. Operating lease income consists of rentals from properties held for disposal or sub-tenant agreements and is recognised as earned.

Pension costs

The Group accounts for pension plans in accordance with SSAP 24 and has adopted the transitional disclosure requirements of FRS 17.

The costs of providing pensions for employees are charged in the profit and loss account in accordance with the recommendations of independent qualified actuaries. Any funding surpluses or deficits that may arise from time to time are amortised over the average service life of members of the relevant scheme using the projected unit cost method.

Stock

Stocks are valued at the lower of cost and net realisable value. Stocks at warehouses are valued on a first in first out basis. Those at retail outlets are valued at calculated average cost prices.

Foreign currencies

On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year-end exchange rates of the net investment in foreign undertakings, less exchange differences on foreign currency borrowings or forward contracts which finance or hedge those undertakings, are taken to reserves and are reported in the statement of total recognised gains and losses.

Trading transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction.

Financial instruments

The derivative financial instruments used by the Group to manage its interest rate and currency risks are interest rate swaps and swap options, cross currency swaps, forward rate contracts and currency options.

Interest payments or receipts arising from derivative instruments are recognised within net interest payable over the period of the contract. Any premia or discounts arising are amortised over the life of the instruments.

Forward currency contracts entered into with respect to trading transactions are accounted for as hedges, with the instrument's impact on profit not recognised until the underlying transaction is recognised in the profit and loss account.

Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist and taken to the profit and loss account where the underlying exposure ceases to exist.

Notes to the financial statements

continued

2 Segmental analysis of turnover, profit and net assets

2004	Turnover[1] £m	Profit on ordinary activities before tax: Before exceptional items £m	Exceptional items £m	Group total £m	Net assets[3] £m
Food retailing - UK	14,220	564	(68)	496	6,542
Financial services - UK	220	26	-	26	221
Continuing operations	14,440	590	(68)	522	6,763
Food retailing - US	2,688	138	-	138	931
Property development - UK	13	7	-	7	-
Discontinued operations	2,701	145	-	145	931
Total	17,141	735	(68)	667	7,694
Joint ventures		-	-	-	9
Profit on sale of properties - Food retailing UK			18	18	
Loss on sale of properties - Food retailing US			(1)	(1)	
Loss on disposal of operations - Property development UK			(3)	(3)	
Net interest payable		(60)	-	(60)	
Underlying profit before tax		675	(54)	621	7,703
Goodwill amortisation - US		(11)	-	(11)	
Group profit before tax		664	(54)	610	7,703
Non-operating assets and liabilities (not allocated)[4]					(430)
Net borrowings (not allocated)[5]					(2,088)
Group net assets					5,185

2003	Restated Turnover[1,2] £m	Profit on ordinary activities before tax: Before exceptional items £m	Exceptional items £m	Group total £m	Net assets[3] £m
Food retailing - UK	13,924	572	(55)	517	5,582
Financial services - UK	180	22	-	22	171
Continuing operations	14,104	594	(55)	539	5,753
Food retailing - US	2,830	139	(10)	129	923
Property development - UK	145	19	-	19	195
Discontinued operations	2,975	158	(10)	148	1,118
Total	17,079	752	(65)	687	6,871
Joint ventures		3	-	3	9
Loss on sale of properties - Food retailing UK			(7)	(7)	
- Food retailing US			(4)	(4)	
Profit on disposal of operations - DIY retailing UK			61	61	
Net interest payable		(60)	-	(60)	
Underlying profit before tax		695	(15)	680	6,880
Goodwill amortisation - US		(13)	-	(13)	
Group profit before tax		682	(15)	667	6,880
Non-operating assets and liabilities (not allocated)[4]					(404)
Net borrowings (not allocated)[5]					(1,404)
Group net assets					5,072

1 Excludes VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.

2 Prior year comparative sales have been restated in order to comply with FRS 5 (ANG) and are now shown net of Nectar reward points issued and redeemed, staff discounts, vouchers, returns and sales made on an agency basis. The effect of these changes in accounting policy is to reduce turnover in 2004 by £280 million (2003: £351 million) and to reduce cost of sales correspondingly.

3 Excludes borrowings and intercompany assets and liabilities.

4 Non-operating assets and liabilities (not allocated) comprise proposed dividends, current and deferred taxation, own shares at cost and unallocated unlisted investments.

5 Net borrowings include cash and current asset investments, excluding those of financial services.

Turnover is disclosed by origin. There is no material difference between turnover by origin and by destination. Sales between the Group's business segments are not material. Due to the increase in significance of the contribution from financial services, this activity is now separately disclosed.

3 Analysis of operating profit

	2004			2003		
	Continuing operations £m	Discontinued operations £m	Total £m	Restated[1] Continuing operations £m	Restated[1] Discontinued operations £m	Restated[1] Total £m
Turnover	14,440	2,701	17,141	14,104	2,975	17,079
Cost of sales	(13,147)	(2,459)	(15,606)	(12,920)	(2,717)	(15,637)
Exceptional cost of sales	(52)	-	(52)	(51)	-	(51)
Gross profit	1,241	242	1,483	1,133	258	1,391
Administrative expenses	(703)	(97)	(800)	(590)	(100)	(690)
Exceptional administrative expenses	(16)	-	(16)	(4)	(10)	(14)
Amortisation of goodwill	-	(11)	(11)	-	(13)	(13)
Group administrative expenses	(719)	(108)	(827)	(594)	(123)	(717)
Operating profit	522	134	656	539	135	674

1 Restated for change in accounting policy for turnover in accordance with FRS 5 (ANG) (see notes 1 and 2 on pages 26 and 28).

The exceptional operating costs comprise the following:

	2004 £m	2003 £m
Exceptional cost of sales - Sainsbury's Supermarkets	52	51
Sainsbury's Supermarkets	7	4
Safeway bid costs	9	-
Shaw's Supermarkets	-	10
Exceptional administrative expenses	16	14
Total exceptional operating costs	68	65

The costs in Sainsbury's Supermarkets relate to the Business Transformation Programme which involves upgrading its IT systems, supply chain and store portfolio. These costs are exceptional operating costs due to the scale, scope and pace of the transformation programme. These costs primarily relate to depot and store closure costs and reorganisation costs.

At Shaw's Supermarkets, the exceptional costs in 2003 relate to costs associated with the acquisition of stores from the liquidator of Ames.

4 Profit/(loss) on sale of properties

	2004 £m	2003 £m
Profit/(loss) on disposal of Sainsbury's Supermarkets' properties	18	(7)
Loss on disposal of Shaw's Supermarkets' properties	(1)	(4)
	17	(11)

5 Disposal of operations - discontinued

During the year the Group sold JSD and associated properties held within Sainsbury's Supermarkets Ltd ('associated SSL properties') for a consideration of £191 million (net of expenses) and made a loss of £3 million on the sale (see note 31 on page 45).

	2004 £m	2003 £m
Loss on disposal of JSD and associated properties	(3)	-
Profit on disposal of investment in Homebase	-	61
	(3)	61

6 Net interest payable and similar items

	2004 £m	2003 £m
Interest receivable	25	45
Interest payable and similar charges:		
Bank loans and overdrafts	1	2
Other loans	81	97
Finance leases	29	28
	111	127
Interest capitalised - tangible fixed assets (note 14)	(24)	(20)
- land held for and in the course of development (note 18)	(2)	(2)
	85	105
Net interest payable and similar items	60	60

Total interest receivable amounted to £173 million (2003: £171 million), including interest receivable attributable to Sainsbury's Bank of £148 million (2003: £126 million) included in sales. Total interest payable amounted to £184 million (2003: £199 million) including interest payable attributable to Sainsbury's Bank of £73 million (2003: £72 million) included in cost of sales. Interest is capitalised at the weighted average cost of related borrowings.

7 Profit on ordinary activities before tax

	2004 £m	2003 £m
Profit on ordinary activities before tax is stated after charging/(crediting):		
Depreciation of tangible fixed assets - owned assets	383	348
- assets under finance leases	40	45
Amortisation of intangible assets (note 13)	13	18
Employee costs	2,000	1,913
Pension costs (note 34)	89	73
Operating lease rentals - properties	298	275
- fixtures, equipment and vehicles	17	6
- receivable	(30)	(29)

The Auditors' remuneration for audit services amounted to £0.6 million (2003: £0.6 million) for the Group including £0.1 million (2003: £0.1 million) for the Company. The Auditors also received £2.8 million (2003: £1.4 million) for non-audit services relating to consultancy fees for strategic (£1.7 million; 2003: £0.6 million), regulatory (£0.3 million; 2003: £0.1 million) and taxation (£0.8 million; 2003: £0.7 million) advice.

8 Employees

	2004 £m	2003 £m
Employees' and Executive Directors' remuneration and related costs during the year amounted to:		
Wages and salaries	1,793	1,739
Social security costs	118	101
Other pension costs	89	73
	2,000	1,913

	2004 Number 000's	2003 Number 000's
The average numbers of employees during the year were:		
Full-time	56.7	54.2
Part-time	123.5	120.3
	180.2	174.5
Full-time equivalent	113.6	108.7

	2004 Number 000's	2003 Number 000's
The average number of employees (full-time equivalent) during the year were employed in the following countries:		
United Kingdom	94.0	88.1
United States of America	19.6	20.6
	113.6	108.7

9 Advances to Directors and connected persons

As at 27 March 2004, authorisations, arrangements and agreements entered into by Directors and connected persons in the normal course of business with Sainsbury's Bank amounted to £30,000 (2003: £30,000), number of persons: 5 (2003: 5).

The details of Directors' emoluments and interests are set out in the Remuneration report on pages 12 to 20.

10 Tax on profit on ordinary activities

	2004 £m	2003 £m
The tax charge based on the profit for the year is:		
UK Corporation tax at 30 per cent (2003: 30 per cent)	165	173
Over provision in prior periods - UK	(9)	(9)
	156	164
Deferred tax	24	23
Overseas tax - current	33	43
- deferred	6	(4)
Taxation on exceptional items - current	(15)	(11)
- deferred	2	(9)
Tax on profit on ordinary activities	206	206

The taxation credit on exceptional items comprises £15 million (2003: £20 million) on exceptional operating costs, less £2 million (2003: £nil) on sale of properties.

10 Tax on profit on ordinary activities continued

A reconciliation of the standard tax rate to the current tax charge is as follows:

	2004 %	2003 %
Tax on profit at UK standard rate of 30 per cent (2003: 30 per cent)	30.0	30.0
Effects of:		
Higher tax rate on US profits	1.7	0.8
Disallowed depreciation on UK properties	3.3	2.4
Amortisation of goodwill	0.6	0.6
Capital allowances in excess of depreciation and other timing items	(5.7)	(1.3)
Disposal of investment in Homebase	-	(2.8)
Disposal of JSD	0.2	-
Prior year items	(1.4)	(1.4)
Other items	(0.1)	0.9
Current tax charge	28.6	29.2

The rate of tax payable in future periods will be affected by disallowed depreciation on UK properties.

11 Dividends

	2004 pence per share	2003 pence per share	2004 £m	2003 £m
Interim	4.33	4.22	83	81
Final proposed	11.36	11.36	218	217
	15.69	15.58	301	298

12 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Trusts (note 15) which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

	2004 million	2003 million
Weighted average number of shares in issue	1,913.8	1,911.9
Weighted average number of dilutive share options	4.4	7.4
Total number of shares for calculating diluted earnings per share	1,918.2	1,919.3

The alternative measure of earnings per share is provided by excluding the effect of exceptional items and amortisation of goodwill to reflect the Group's underlying trading performance.

	2004		2003	
	Earnings £m	Per share amount pence	Earnings £m	Per share amount pence
Basic earnings	396	20.7	454	23.7
Exceptional items net of tax:				
Included in operating profit	53	2.8	45	2.4
(Profit)/loss on sale of properties	(15)	(0.8)	11	0.6
Disposal of operations	3	0.1	(61)	(3.2)
Amortisation of goodwill	11	0.6	13	0.7
Underlying earnings before exceptional items and amortisation of goodwill	448	23.4	462	24.2
Diluted earnings	396	20.6	454	23.7
Underlying diluted earnings before exceptional items and amortisation of goodwill	448	23.3	462	24.1

13 Intangible fixed assets - Group

	Goodwill £m	Pharmacy and other licences £m	Total £m
Cost			
At 30 March 2003	248	38	286
Additions	24	-	24
Disposals	-	(7)	(7)
Exchange adjustments	(34)	-	(34)
At 27 March 2004	**238**	**31**	**269**
Amortisation			
At 30 March 2003	48	12	60
Charge for the year	11	2	13
Disposals	-	(5)	(5)
Exchange adjustments	(7)	-	(7)
At 27 March 2004	**52**	**9**	**61**
Net book value			
At 27 March 2004	**186**	**22**	**208**
At 29 March 2003	200	26	226

Additions include goodwill in Shaw's and on the acquisition of Bells Stores Ltd.

14 Tangible fixed assets

	Group			Company
	Land and buildings £m	Fixtures, equipment and vehicles £m	Total £m	Land and buildings £m
Cost or valuation				
At 30 March 2003	6,909	3,739	10,648	383
Additions and reclassifications (see below)	274	564	838	-
Purchase of IT assets	-	554	554	-
New subsidiaries	2	4	6	-
Disposals	(238)	(341)	(579)	(4)
Exchange adjustments	(105)	(48)	(153)	-
At 27 March 2004	**6,842**	**4,472**	**11,314**	**379**
Accumulated depreciation				
At 30 March 2003	952	2,156	3,108	15
Charge for the year	114	309	423	3
Disposals	(36)	(333)	(369)	-
Exchange adjustments	(33)	(29)	(62)	-
At 27 March 2004	**997**	**2,103**	**3,100**	**18**
Net book value				
At 27 March 2004	**5,845**	**2,369**	**8,214**	**361**
At 29 March 2003	5,957	1,583	7,540	368
Capital work-in-progress included above				
At 27 March 2004	**410**	**108**	**518**	-
At 29 March 2003	607	121	728	-

Interest capitalised included in additions amounted to £24 million (2003: £20 million) for the Group and £nil (2003: £nil) for the Company. Accumulated interest capitalised included in the cost or valuation total above amounts to £294 million (2003: £279 million) for the Group and £nil (2003: £nil) for the Company.

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
The net book value of properties comprised:				
Freehold	**4,291**	4,399	**145**	150
Long leasehold	**726**	767	**216**	218
Short leasehold	**828**	791	**-**	-

14 Tangible fixed assets continued

Analysis of finance leases – Group	2004 Properties £m	2004 Fixtures, equipment and vehicles £m	2004 Total £m	2003 Properties £m	2003 Fixtures, equipment and vehicles £m	2003 Total £m
Cost	228	338	566	187	372	559
Depreciation	67	237	304	67	233	300
Net book value	161	101	262	120	139	259

Analysis of properties	Group Cost £m	Group Valuation £m	Company Cost £m	Company Valuation £m
At 27 March 2004				
Freehold				
Cost	4,802		150	
1973 valuation		2		-
1992 valuation		49		-
Long leasehold				
Cost	849		229	
1973 valuation		3		-
1992 valuation		22		-
Short leasehold				
Cost	1,115			
	6,766	76	379	-

The Group has followed the transitional provisions in FRS 15 'Tangible fixed assets' to retain the book value of land and buildings, certain of which were revalued in 1973 and 1992, without updating the valuations. The 1973 valuation, covering substantially the whole of the Group's properties at that time, was made on the basis of open market values by Healey & Baker and G.L. Hearn and Partners. The 1992 valuation, covering a number of non-retail properties, was made on the basis of open market values by J. Trevor & Sons.

The Directors believe that the aggregate open market value of Group properties exceeds the net book value of £6 billion by a considerable margin.

If the properties included at valuation had been included at cost, the cost and accumulated depreciation figures at 27 March 2004 would have been:

	Group Cost £m	Group Depreciation £m	Company Cost £m	Company Depreciation £m
Freehold	4,821	556	150	5
Long leasehold	866	147	229	13
Short leasehold	1,115	287	-	-
	6,802	990	379	18

Purchase of IT assets

On 19 February 2004 the Group acquired the entire equity share capital of Swan from Barclays UK Infrastructure Fund. Sainsbury's Supermarkets has an executory contract with Swan for the provision of IT services which Swan subcontracts to Accenture. Swan's principal business was the purchase and ownership of the IT assets required under the contract with Sainsbury's Supermarkets and, accordingly, the transaction has been treated as, in substance, the purchase of IT fixed assets, for which the total consideration of £554 million was the fair value of the cash consideration paid and the net liabilities assumed. The net assets purchased of £554 million consist of tangible fixed assets of £554 million, cash balances of £53 million and current liabilities of £53 million.

The net cash paid in respect of the assets purchased from Swan was £187 million, which comprised £10 million for the acquisition of the share capital, £230 million to discharge Swan's external borrowings, less cash balances of £53 million acquired with Swan.

The remaining consideration of £314 million was satisfied by the assumption of the loan notes held in Swan, which is a non-cash movement for the purposes of the Group cash flow statement.

The cash flows of Swan have had no material impact in the period since 19 February 2004.

As part of the transaction, on 19 February 2004, the Swan noteholders exchanged their notes for £314.5 million 5.25% Notes due May 2007, issued by the Company.

15 Fixed asset investments

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Shares in Group undertakings (note 16)	-	-	8,103	7,661
Joint ventures (note 17)	9	9	6	6
Own shares at cost[1]	86	86	-	-
Other unlisted investments at cost	21	17	-	-
	116	112	8,109	7,667

1 The Group owned 24,838,878 (2003: 24,857,152) shares at 27 March 2004 with a nominal value of £6.2 million (2003: £6.2 million).

Employee Share Ownership Trust (ESOT)

- 502,020 shares (2003: 520,294) are held by ESOT on behalf of certain Directors and senior employees under the Group's Long Term Performance Share Plan (note 27). All participants remaining in the Company's employment or leaving for certain reasons, are entitled to receive a grant of options after a period of three years to purchase the shares awarded to them for the sum of £1, at any time during the 10 years following the date of grant. The participant's entitlement to receive the grant depends on the Company's total shareholder return (TSR), compared with a peer group of companies, over the three year performance period. If the appropriate level of TSR is not achieved, the entitlement to receive the grant of options will lapse. A charge is taken to the profit and loss account when it becomes clear that a grant will be made.
- 24,336,858 shares (2003: 24,336,858) are held by an ESOT for the Executive Share Option Plan (note 27). There is no charge to the profit and loss account because the options are granted at market value.

The market value of the shares held by the ESOTs at 27 March 2004 was £65.0 million (2003: £56.2 million).

The ESOTs waive the rights to the dividends receivable in respect of the shareholder under the above schemes.

16 Shares in Group undertakings

The Company's principal operating subsidiaries are:

	Share of ordinary allotted capital and voting rights	Country of registration or incorporation
Bells Stores Ltd (food retailing)	100%	England
J Sainsbury Distribution Ltd (logistical services)	100%	England
JS Insurance Ltd (insurance services)	100%	Isle of Man
Sainsbury's Bank plc (financial services)	55%	England
Sainsbury's Card Services Ltd[1] (card handling services)	100%	England
Sainsbury's Supermarkets Ltd (food retailing)	100%	England
Shaw's Supermarkets Inc.[1] (food retailing)	100%	USA
Swan Infrastructure Holdings Ltd (IT assets)	100%	England

1 Not directly owned by J Sainsbury plc.

All principal operating subsidiaries operate in the countries of their registration or incorporation.

Audited financial statements are drawn up to 31 October 2003 for Bells Stores Ltd, 28 February 2004 for Shaw's Supermarkets Inc. and 31 December 2003 for Swan Infrastructure Holdings Ltd. Management accounts have been used to include the results for the aforementioned subsidiaries up to 27 March 2004. All other principal operating subsidiaries have been included up to 27 March 2004.

Summary of movements - Company	Shares at cost £m	Long-term capital advances £m	Total net investment £m
At 30 March 2003	4,858	2,803	7,661
Investment in subsidiaries	860	-	860
Disposal of subsidiaries - Third party	(10)	-	(10)
- Group	(567)	-	(567)
Long-term capital advances	-	898	898
Long-term capital repayments	-	(502)	(502)
Provisions	(9)	(8)	(17)
Exchange adjustments	(220)	-	(220)
At 27 March 2004	**4,912**	**3,191**	**8,103**

17 Investment in joint ventures

The Group's principal joint venture, directly owned by the Company, was:

	Year-end	Share of ordinary allotted capital	Country of registration or incorporation
Hedge End Park Limited (property investment – UK)	**27 March**	**50%**	**England**

For the year ended 27 March 2004, the Group's share of turnover of Hedge End Park Limited amounted to £nil (2003: £1 million) and its share of profit before tax amounted to £nil (2003: £2 million). At 27 March 2004, the Group's share of gross assets amounted to £8 million (2003: £10 million) and its share of gross liabilities amounted to £nil (2003: £2 million).

Summary of Investment	Shares at cost £m	Group share of post acquisition reserves £m	Total £m
Group			
At 27 March 2004 and 30 March 2003	6	3	9
Company			
At 27 March 2004 and 30 March 2003	6		6

18 Stock

	2004 £m	2003 £m
Goods for resale	746	660
Land held for and in the course of development	7	107
Property held for resale	-	33
	753	800

19 Debtors

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Trade debtors	71	116	-	-
Other debtors due in less than one year	95	101	100	105
Other debtors due in more than one year	4	10	-	-
Prepayments and accrued income	149	70	-	6
	319	297	100	111

20 Current assets and creditors of Sainsbury's Bank

	2004 £m	2003 £m
Current assets		
Cash	78	40
Treasury bills and other eligible bills	61	70
Loans and advances to banks	33	298
Loans and advances to customers	934	661
Debt securities	148	448
Prepayments and accrued income	75	13
	1,329	1,530
Loans and advances to customers due in more than one year	1,170	867
	2,499	2,397
Creditors: due within one year		
Loan from minority shareholder (note 35)	27	11
Deposits by banks	-	12
Customer accounts	2,200	2,166
Accruals and deferred income	79	48
	2,306	2,237

In addition to the above assets and liabilities, Sainsbury's Bank had fixed assets of £27 million at 27 March 2004 (2003: £12 million) included in tangible fixed assets (note 14) and intercompany liabilities of £38 million (2003: £18 million).

21 Current asset investments

	2004 £m	2003 £m
Investments listed on a recognised stock exchange at cost (equivalent to market value)	19	20

22 Creditors

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Due within one year				
Bank loans and overdrafts	340	127	184	28
Short-term notes	22	49	22	49
Obligations under finance leases	41	37	-	-
Total short-term borrowings	403	213	206	77
Trade creditors	1,229	1,237	-	-
Amounts due to Group undertakings			547	77
Corporation tax	85	98	27	46
Social security and other taxes	30	60	-	-
Other creditors	355	443	11	6
Accruals	280	269	34	44
Proposed dividend	218	217	218	217
	2,600	2,537	1,043	467
Due after more than one year				
Bank and other loans	11	-	-	-
Medium-term notes	164	174	164	174
£314.5m 5.25% Notes - May 2007	314	-	314	-
€800m 5.625% Notes - July 2008	487	487	487	487
£300m 6.5% Notes - July 2012	300	300	300	300
£250m 6.125% Notes - April 2017	250	250	250	250
£350m 6.0% Notes - April 2032	350	350	350	350
8% Irredeemable unsecured loan stock	3	3	3	3
Obligations under finance leases	290	286	-	-
Total borrowings due after one year	2,169	1,850	1,868	1,564
Amounts due to Group undertakings	-	-	1,509	2,003
Other creditors	25	35	-	-

23 Summary of borrowings

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Due within one year				
Bank and other loans	362	176	206	77
Obligations under finance leases	41	37	-	-
Due after one and within two years				
Bank and other loans	-	6	-	6
Obligations under finance leases	46	43	-	-
Due after two and within five years				
Bank and other loans	965	168	965	168
Obligations under finance leases	69	107	-	-
Due after five years				
Bank and other loans	914	1,390	903	1,390
Obligations under finance leases	175	136	-	-
	2,572	2,063	2,074	1,641

Obligations under finance leases due after five years at 27 March 2004 are repayable by instalments. Bank and other loans due after five years are not repayable by instalments.

The Company has no finance leases (2003: £nil).

The Group holds a portfolio of 11 committed revolving credit facilities totalling £635 million as at 27 March 2004 (2003: £635 million). The facilities all expire within one year, although facilities of £460 million (2003: £460 million) contain term out options under which the Company has the option to draw funds for terms up to 12 months prior to the maturity date. As at 27 March 2004 there were no drawings under these facilities (2003: £nil).

As described in note 14, the Group acquired the entire share capital and assets of Swan Infrastructure Holdings Limited (Swan) for £554 million, being the fair value of the purchase consideration which comprised £10 million in cash, £230 million to discharge Swan's external borrowings and £314 million assumption of the loan notes held in Swan, issued by a member of the Swan group, Store Finance plc.

On 19 February 2004, the Group exchanged the loan notes issued by Store Finance plc, for similar term loan notes issued by J Sainsbury plc. These new loan notes are included in the summary of borrowings in the table above.

24 Financial instruments

Within the financial assets and financial liabilities analysed below, fixed rate financial assets of £7 million (2003: £7 million), financial assets on which no interest is paid of £2 million (2003: £3 million), financial liabilities on which no interest is paid of £25 million (2003: £35 million), and floating rate financial liabilities of £43 million (2003: £40 million) are not included in net debt, as analysed in note 25. Debtors receivable and creditors payable in less than one year and the current assets and current liabilities of Sainsbury's Bank, are excluded from the analysis. The Group's policies and procedures in relation to treasury management, including the management of interest and currency risk, are set out in the Operating and financial review on pages 2 to 7.

	2004		2003	
Fair values of financial assets and financial liabilities	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance Group operations				
Borrowings due within one year	(403)	(404)	(213)	(208)
Borrowings due after one year	(2,169)	(2,279)	(1,850)	(1,955)
Other creditors	(68)	(68)	(75)	(75)
Deposits maturing in one year	487	488	659	659
Deposits maturing after one year	4	4	7	8
Debtors	2	2	3	3
Derivative financial instruments held to manage the interest and currency profile				
Interest rate and currency swaps	-	114	-	141
Forward foreign exchange contracts	-	-	-	2

The fair value of financial assets and financial liabilities are calculated by reference to market prices wherever these are available and otherwise by discounting future cash flows at prevailing interest and exchange rates.

The above analysis includes store finance leases held in the Group's US operations with a capitalised value of £212 million (2003: £172 million). It is not considered practicable to estimate the fair value of these financial liabilities as no appropriate external benchmark is available. They are therefore included in the above analysis at book value.

Financial assets

After taking into account various interest rate and currency swaps the interest rate profile of the Group's financial assets was:

	Total £m	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is paid £m
Sterling	1,123	1,116	7	-
US Dollar	58	56	-	2
At 27 March 2004	1,181	1,172	7	2
Sterling	1,360	1,353	7	-
US Dollar	123	120	-	3
Other	9	9	-	-
At 29 March 2003	1,492	1,482	7	3

Floating rate financial assets comprise bank balances linked to bank base rates and money market fund balances, money market deposits, commercial paper investments and currency swaps bearing interest rates linked to LIBOR. The fixed rate financial assets have a weighted average interest rate of 7.75 per cent (2003: 7.75 per cent) fixed for an average period of 1.2 years (2003: 2.2 years). The financial assets on which no interest is paid have a weighted average period until maturity of 1 year (2003: 5 years).

Financial liabilities

After taking into account various interest rate and currency swaps the interest rate profile of the Group's financial liabilities was:

					Fixed rate debt	
	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Weighted average interest rate %	Average time for which rate is fixed years
Sterling	2,333	1,963	368	2	5.44	3.4
US Dollar	995	640	332	23	9.05	9.2
At 27 March 2004	3,328	2,603	700	25	7.16	6.1
Sterling	1,889	1,636	253	-	6.05	11.3
US Dollar	1,072	738	299	35	8.10	7.9
At 29 March 2003	2,961	2,374	552	35	7.20	9.5

Floating rate financial liabilities comprise bank overdrafts linked to bank base rates and money market loans, bank borrowings, currency swaps and interest rate swaps bearing interest rates linked to LIBOR. The financial liabilities on which no interest is paid do not have predetermined dates of payment and therefore a weighted average period of maturity cannot be calculated.

Onerous leases are considered to be a floating rate financial liability as, in establishing the provision, the cash flows have been discounted. The discount rate is reappraised at each half yearly reporting date to ensure that it reflects current market assessments of the time value of money and the risks specific to the liability.

The above analysis excludes a cancellable swap in a notional principal amount of £150 million under which the Company pays a fixed rate of 4.09 per cent and receives floating rate LIBOR. The counterparty may exercise an option to cancel the swap on quarterly dates through to August 2030.

Currency exposures

After taking into account forward contracts the Group had net euro denominated monetary assets of £25 million (2003: £42 million), US dollar denominated monetary assets of £25 million (2003: £29 million) and Australian dollar monetary assets of £2 million (2003: £1 million). Excluded from these figures are non-sterling borrowings undertaken by the Company to hedge investments in overseas operations.

24 Financial instruments continued

Gains and losses on hedges

The Group's unrecognised and deferred gains and losses in respect of hedges, excluding Sainsbury's Bank (see below) were:

	Unrecognised			Recognised		
	Gain £m	Loss £m	Total gain/(loss) £m	Gain £m	Loss £m	Total gain/(loss) £m
Gains and losses on hedges at 29 March 2003	191	(48)	143	-	(4)	(4)
Arising in previous years included in 2003/04 income	(2)	9	7	-	4	4
Gains and losses not included in 2003/04 income						
Arising in previous years	189	(39)	150	-	-	-
Arising in 2003/04	(25)	(11)	(36)	-	(10)	(10)
Gains and losses on hedges at 27 March 2004	164	(50)	114	-	(10)	(10)
Of which:						
Gains and losses expected to be included in 2005 income	9	(15)	(6)	-	(10)	(10)
Gains and losses expected to be included in 2006 income or later	155	(35)	120	-	-	-

Financial instruments - Sainsbury's Bank

The financial assets and financial liabilities of Sainsbury's Bank are shown separately as current assets and current liabilities in the Group balance sheet (note 20). The management of the Bank's treasury operations is separate from that of the Group, as described in the operating and financial review on page 6.

Sainsbury's Bank's exposure to movements in interest rates is shown in the following table which discloses the interest rate repricing profile of assets and liabilities as at 27 March 2004. Any asset (or positive) gap position reflects the fact that the Bank's financial assets reprice more quickly, or in greater proportion than liabilities in a given time period and will tend to benefit net interest rate income in a rising interest rate environment. A liability (or negative) gap exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining rate environment. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

Interest rate sensitivity table of Sainsbury's Bank at 27 March 2004	Not more than 3 mths £m	Over 3 mths but not over 6 mths £m	Over 6 mths but not over 1 year £m	Over 1 year but not over 5 years £m	Over 5 years £m	Non-interest bearing £m	Total £m
Assets:							
Eligible bank bills	61	-	-	-	-	-	61
Loans and advances to banks	33	-	-	-	-	-	33
Loans and advances to customers	903	115	175	863	48	-	2,104
Debt securities	148	-	-	-	-	-	148
Other assets	-	-	-	-	-	180	180
Total assets	1,145	115	175	863	48	180	2,526
Liabilities:							
Customer accounts	2,045	3	152	-	-	-	2,200
Other liabilities	-	-	-	-	-	84	84
Subordinated liabilities	60	-	-	-	-	-	60
Shareholders' funds	-	-	-	-	-	182	182
Total liabilities	2,105	3	152	-	-	266	2,526
On-balance sheet gap	(960)	112	23	863	48	(86)	-
Derivative instruments	927	(139)	(313)	(468)	(7)	-	-
Net interest rate sensitivity gap	(33)	(27)	(290)	395	41	(86)	-
Cumulative gap	(33)	(60)	(350)	45	86	-	-

Interest rate sensitivity table of Sainsbury's Bank at 29 March 2003	Not more than 3 mths £m	Over 3 mths but not over 6 mths £m	Over 6 mths but not over 1 year £m	Over 1 year but not over 5 years £m	Over 5 years £m	Non-interest bearing £m	Total £m
Assets:							
Eligible bank bills	70	-	-	-	-	-	70
Loans and advances to banks	298	-	-	-	-	-	298
Loans and advances to customers	713	64	111	616	24	-	1,528
Debt securities	448	-	-	-	-	-	448
Other assets	-	-	-	-	-	65	65
Total assets	1,529	64	111	616	24	65	2,409
Liabilities:							
Customer accounts	2,107	8	28	23	-	-	2,166
Other liabilities	-	-	-	-	-	64	64
Subordinated liabilities	25	-	-	-	-	-	25
Shareholders' funds	-	-	-	-	-	154	154
Total liabilities	2,132	8	28	23	-	218	2,409
On-balance sheet gap	(603)	56	83	593	24	(153)	-
Derivative instruments	619	(79)	(133)	(404)	(3)	-	-
Net interest rate sensitivity gap	16	(23)	(50)	189	21	(153)	-
Cumulative gap	16	(7)	(57)	132	153	-	-

As set out above, the Bank has entered into interest rate swaps on a notional principal amount of £1,076 million (2003: £772 million). The underlying risks involved are significantly lower than the contract or notional principal amounts, as shown by the risk weighted amounts calculated using the Financial Services Authority's capital adequacy rules (total of £2 million; 2003: £1 million) and their fair value represented by replacement cost (total of £4 million; 2003: £1 million).

25 Analysis of net debt

	At 30 March 2003 £m	Cash flow £m	Acquisition of subsidiaries £m	Other non-cash movements £m	Exchange movements £m	At 27 March 2004 £m
Current asset investments	20	(1)	-	-	-	**19**
Cash at bank and in hand	639	(158)	-	-	(16)	**465**
Bank overdrafts	(14)	14	-	-	-	**-**
	645	(145)	-	-	(16)	**484**
Due within one year:						
Borrowings	(162)	(305)	-	-	105	**(362)**
Finance leases	(37)	(4)	-	-	-	**(41)**
Due after one year:						
Borrowings	(1,564)	(2)	(4)	(314)	5	**(1,879)**
Finance leases	(286)	45	-	(72)	23	**(290)**
	(2,049)	(266)	(4)	(386)	133	**(2,572)**
Total net debt	(1,404)	(411)	(4)	(386)	117	**(2,088)**

26 Provisions for liabilities and charges

	Group					Company		
	Deferred tax £m	Onerous leases £m	Closure, disposal and business transformation costs £m	Unfunded pension liabilities £m	Total £m	Disposal costs £m	Onerous leases £m	Total £m
At 30 March 2003	190	40	63	7	300	32	20	52
Transfer to corporation tax	9	-	-	-	9	-	-	-
Utilised	-	(6)	(43)	-	(49)	(21)	(6)	(27)
Exchange adjustments	3	-	-	-	3	-	-	-
Charge to the profit and loss account	-	9	4	-	13	4	-	4
Deferred tax - UK	26	-	-	-	26	-	-	-
Deferred tax - US	6	-	-	-	6	-	-	-
At 27 March 2004	**234**	**43**	**24**	**7**	**308**	**15**	**14**	**29**

The provisions for onerous leases cover residual lease commitments of up to 70 years, after allowance for existing or anticipated sublet rental income. The provisions for closure and disposal costs (£17 million) relate to indemnities arising from the disposal of subsidiaries. The provisions for business transformation costs (£7 million) relate to retail and supply chain commitments (note 3). The provisions for closure, disposals and business transformation costs are expected to crystallise in the year ended 26 March 2005.

The provision for deferred tax comprises:

	2004 £m	2003 £m
Timing differences between depreciation and capital allowances	**223**	194
Other timing differences	**11**	(4)
	234	190

27 Called up share capital and share premium account

	Allotted fully paid shares million	Aggregate nominal value £m	Share premium £m	Consideration £m
Shares authorised				
Ordinary shares of 25 pence each - 2,200 million shares (2003: 2,200 million)		550		
Shares allotted				
At 29 March 2003	1,937.5	484	1,424	
SAYE Share Option Scheme	0.4	-	1	1
Executive Share Option Plan	5.0	2	12	14
Colleague Share Option Plan	0.2	-	1	1
At 27 March 2004	**1,943.1**	**486**	**1,438**	**16**

Further details of these schemes at 27 March 2004 are set out on page 43.

(a) Savings Related Share Option Scheme

The Company operates a Savings Related Share Option Scheme for all UK employees with more than one year's service. This is an approved Inland Revenue Scheme and was established in 1980. At 27 March 2004, UK employees held 34,700 five year savings contracts in respect of options over 22.0 million shares and 29,400 three year savings contracts in respect of options over 12.7 million shares.

Details of these options at 27 March 2004 are set out below:

Date of grant	Date of expiry	Price pence	Options outstanding 2004 million	Options outstanding 2003 million
10 December 1997 (5 year period)	31 July 2003	398	-	3.3
10 December 1998 (5 year period)	31 July 2004	416	**2.8**	3.0
7 January 2000 (3 year period)	31 August 2003	253	-	2.0
7 January 2000 (5 year period)	31 August 2005	253	**2.9**	3.4
28 November 2000 (3 year period)	31 August 2004	299	**2.3**	3.0
28 November 2000 (5 year period)	31 August 2006	299	**3.4**	4.0
20 December 2001 (3 year period)	31 August 2005	302	**2.8**	3.5
20 December 2001 (5 year period)	31 August 2007	302	**3.6**	4.3
3 January 2003 (3 year period)	31 August 2006	239	**3.6**	4.4
3 January 2003 (5 year period)	31 August 2008	239	**4.6**	5.3
17 December 2003 (3 year period)	31 August 2007	241	**4.0**	-
17 December 2003 (5 year period)	31 August 2009	241	**4.7**	-
			34.7	36.2

During the year 384,415 shares were allotted under this scheme.

In 2003, the J Sainsbury plc Qualifying Employee Share Ownership Trust (the QUEST) existed to acquire shares for UK employees, including Directors, in satisfaction of their options under the Savings Related Share Option Scheme. The QUEST was liquidated in the current financial year as the Company now issues shares directly to UK employees under the terms of the Savings Related Share Option Scheme.

(b) Executive Share Option Plan

Date of grant	Date of expiry	Price pence	Options outstanding 2004 million	Options outstanding 2003 million
12 March 1994	11 March 2004	359	-	1.9
8 September 1995	7 September 2005	475	**2.7**	3.4
20 May 1997	19 May 2007	367	**3.2**	4.3
11 November 1997	10 November 2007	489	**0.1**	0.3
10 November 1998	9 November 2008	545	**4.0**	5.5
2 August 1999	1 August 2009	378	**5.9**	8.2
24 November 1999	23 November 2009	320	**0.1**	0.1
17 January 2000	16 January 2010	320	**0.1**	0.1
1 March 2000	28 February 2010	261	**3.0**	3.0
2 June 2000	1 June 2010	272	**8.8**	14.9
27 July 2000	26 July 2010	315	**0.1**	0.1
2 June 2001	1 June 2011	427	**7.3**	7.5
26 July 2001	25 July 2011	407	**8.0**	8.2
25 July 2002	24 July 2012	287	**23.0**	24.0
22 May 2003	21 May 2013	257	**26.0**	-
27 March 2004	26 March 2014	262	**0.5**	-
			92.8	81.5

These options were held by 1,646 executives (2003: 2,215).

27 Called up share capital and share premium account continued

(c) Colleague Share Option Plan

The Colleague Share Option Plan operates under the rules of the Inland Revenue Approved Discretionary Share Option Scheme. A total of 66,886 (2003: 83,000) UK employees participated in the Plan and hold options over 23.3 million shares (2003: 27.8 million). Options have been exercised in respect of 274,873 ordinary shares during the year. Options will normally be exercisable between three and ten years from the date of the grant of option. It is intended that there will be no further options granted under this plan.

(d) Performance Share Plan

Date of grant	Date of expiry	Price pence	Options outstanding 2004	Options outstanding 2003
29 May 2002	28 May 2012	100	**67,749***	86,223

*These options were held by a total number of four executives.

There have been a total of two options exercised in respect of 18,474 ordinary shares during the year by executive participants.

28 Revaluation reserve

	Group £m	Company £m
At 27 March 2004 and 29 March 2003	22	-

29 Profit and loss account

	Group £m	Company £m
At 30 March 2003	3,073	2,394
Profit retained for the financial year	95	7
Currency translation differences	(10)	(45)
At 27 March 2004	**3,158**	**2,356**

The cumulative goodwill deducted from the reserves of the Group at 27 March 2004 amounted to £140 million (2003: £140 million). This goodwill will be charged to the profit and loss account on disposal of the businesses to which it relates.

The profit for the financial year of the Company was £308 million (2003: £348 million).

30 Reconciliation of operating profit to net cash inflow from operating activities

	2004 £m	2003 £m
Group operating profit	**656**	674
Depreciation	**423**	393
Amortisation of intangible assets	**13**	18
Loss on sale of equipment, fixtures and vehicles	**9**	9
Increase in stocks	**(116)**	(62)
Increase in debtors	**(6)**	(20)
(Decrease)/increase in creditors and provisions	**(99)**	85
Increase in Sainsbury's Bank current assets	**(102)**	(204)
Increase in Sainsbury's Bank current liabilities	**69**	177
Net cash inflow from operating activities	**847**	1,070

31 Disposals

Disposal of JS Developments (JSD) and associated Sainsbury's Supermarkets properties ('associated SSL properties')
The Group sold JSD and associated SSL properties to Blue Investment Fund LP on 27 November 2003 for a total consideration of £167 million and the sale broke even. However, certain development properties owned by JSD were retained by the Group and were sold on 26 March 2004, together with further associated SSL properties, for a total consideration of £32 million. There was a loss on this sale of £3 million.

Summary of disposal of business	JSD £m	Associated properties £m	2004 Total £m
Fixed assets	-	50	50
Stock - land held for redevelopment	119	26	145
Creditors	(1)	-	(1)
Net assets disposed	118	76	194
Net cash received	101	84	185
Net deferred consideration	6	-	6
Total proceeds (net of expenses)	107	84	191
(Loss)/profit on disposal of business and associated properties	(11)	8	(3)

JSD contributed £42 million to the net operating cash flows prior to sale.

32 Contingent liabilities and financial commitments

Group commitments to make operating lease payments during the next financial year are as follows:

	Land and buildings		Other leases	
	2004 £m	2003 £m	2004 £m	2003 £m
Leases which expire within one year	1	4	2	-
Leases which expire between one and five years	2	5	14	5
Leases which expire after five years	262	271	3	-

Operating lease commitments include payments in respect of 16 supermarket properties which were sold in March 2000 for £325 million and leased back by Sainsbury's Supermarkets for a period of 23 years at a market rental, which increases by 1 per cent per annum over the lease period. Under the arrangement, the Company has provided a residual value guarantee that the properties will realise at least £170 million at the end of the lease period. In view of the relatively low amount of this guarantee when compared to the present market value of the freehold interests, the likelihood of this guarantee being invoked is regarded by the Directors as remote, therefore, no contingency is recognised in the accounts.

Operating lease commitments include payments in respect of 10 supermarket properties which were sold in July 2000 for £226 million and leased back by Sainsbury's Supermarkets for a period of 23 years at a market rental, which increases by 1 per cent per annum over the lease period. A residual value guarantee of £39 million has been given by the Company in respect of this transaction. In view of the relatively low amount of this guarantee when compared to the present market value of the relevant freehold interests, the Directors believe that the likelihood of this guarantee being invoked is remote, therefore, no contingency is recognised in the accounts.

There are a number of contingent liabilities relating to disposals and other contractual liabilities under which it is not considered any liability will arise.

33 Future capital expenditure

	2004 £m	2003 £m
Contracted but not provided for	406	545

34 Pension costs

The pension costs for the UK mainly relate to two funded defined benefit pension schemes, the J Sainsbury Pension and Death Benefit Scheme (JSPDBS) and the J Sainsbury Executive Pension Scheme (JSEPS). These schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets.

The Group Personal Pension Plan was closed on 31 January 2002. Two new Stakeholder Pension Schemes were launched in April 2002.

The pension cost for the year ended 27 March 2004 is based on the results of a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries, as at 29 March 2003, on the projected unit basis. The principal actuarial assumptions used in the actuarial valuations are:

	JSPDBS %	JSEPS %
Long-term rate of return on investments - before retirement	6.5	6.3
- after retirement	6.5	6.3
Average annual increase in total pensionable salary (excluding promotional increments)	2.5	2.5
Average annual increase in present and future payments	2.5	2.5
Average rate of inflation	2.5	2.5

As at 29 March 2003, the market value of the assets of the UK schemes were £2,258 million (2001: £2,687 million). The market value was sufficient to cover 93 per cent (2001: 106 per cent) of the total liabilities of the schemes, a deficit of £161 million (2001: surplus £145 million).

Total pension contribution costs for the Group were £89 million for the year ended 27 March 2004 (2003: £73 million) of which the pension contribution costs of the UK defined benefit schemes and UK defined contribution schemes amounted to £67 million and £12 million respectively (2003: £55 million and £9 million respectively). There is a variation from the regular cost because of scheme deficits. These deficits are being amortised over a 14 year period using a method which increases the amount of variation from the regular cost. Total costs for 2004 are after taking account of an amortisation of scheme deficits of £20 million (2003: amortisation of the surplus £17 million).

The Group also operates defined benefit pension schemes in the US. The pension costs relating to the US benefit schemes have been determined with the advice of independent actuaries. The charge to the profit and loss account of £10 million (2003: £9 million) has been calculated in accordance with US accounting principles but would not have been materially different had UK accounting principles been applied.

FRS 17 disclosures

Actuarial valuations at 27 March 2004 were carried out by Watson Wyatt for the UK schemes and Fidelity Employer Services Company LLC doing business as Fidelity Investments Actuarial and Consulting Services for the US schemes using the following assumptions:

	UK schemes			US schemes		
	2004 %	2003 %	2002 %	2004 %	2003 %	2002 %
Average annual increase in total pensionable salary	**2.75**	2.25	3.75-4.00	**4.25**	4.25	4.25
Average annual increase in pensions	**2.75**	2.25	2.50	**-**	-	-
Discount rate	**5.50**	5.50	6.00	**5.74**	6.28	7.28
Average rate of inflation	**2.75**	2.25	2.50	**3.25**	3.25	3.25

The assets in the schemes and their expected returns at 27 March 2004 were:

	UK schemes		US schemes	
	Expected long-term rate of return %	Value £m	Expected long-term rate of return %	Value £m
Equities - UK	**8.25**	**765**	**-**	**-**
- overseas	**8.25**	**1,016**	**9.25**	**91**
Bonds	**5.17**	**802**	**7.25**	**52**
Other	**5.58**	**84**	**-**	**-**
	7.24	**2,667**	**8.52**	**143**

The assets in the schemes and their expected returns at 29 March 2003 were:

	UK schemes		US schemes	
	Expected long-term rate of return %	Value £m	Expected long-term rate of return %	Value £m
Equities - UK	8.25	758	-	-
- overseas	8.25	579	9.20	82
Bonds	5.36	864	7.25	46
Other	3.50	51	-	-
	7.03	2,252	8.50	128

The assets in the schemes and their expected returns at 30 March 2002 were:

	UK schemes		US schemes	
	Expected long-term rate of return %	Value £m	Expected long-term rate of return %	Value £m
Equities - UK	8.25	1,232	-	-
- overseas	8.25	812	9.20	101
Bonds	5.00	581	7.25	56
Other	5.00	32	-	-
	7.50	2,657	8.50	157

The net pension schemes liabilities were:

	UK schemes		US schemes	
	2004 £m	2003 £m	2004 £m	2003 £m
Total market value of assets	**2,667**	2,252	**143**	128
Present value of schemes' liabilities	**(3,297)**	(3,072)	**(193)**	(184)
Deficit in schemes	**(630)**	(820)	**(50)**	(56)
Related deferred tax asset	**189**	246	**20**	23

34 Pension costs continued

If the above net pension assets/(liabilities) had been recognised in the financial statements, the Equity shareholders' funds and profit and loss reserve at 27 March 2004 would be as follows:

	2004 £m	2003 £m
Equity shareholders' funds excluding pension liability	5,104	5,003
Net pension schemes' liabilities	(471)	(607)
Equity shareholders' funds including pension liability	4,633	4,396
Profit and loss reserve excluding pension liability	3,158	3,073
Net pension schemes' liabilities	(471)	(607)
Profit and loss reserve	2,687	2,466

The following amounts would have been recognised in the performance statements had FRS 17 been adopted:

	2004 £m	2003 £m
Operating charge		
Current service cost	(77)	(99)
Gain due to settlements	-	1
Gain due to curtailments	-	13
Total operating charge	(77)	(85)
Other finance income/(charge)		
Expected return on pension schemes' assets	167	211
Interest on pension schemes' liabilities	(176)	(189)
Net return included in other financial income	(9)	22
Net profit and loss impact	(86)	(63)
Statement of recognised gains and losses		
Actual return less expected return on pension schemes' assets	309	(620)
Experience gains and losses arising on schemes' liabilities	116	35
Changes in assumptions underlying the present value of the schemes' liabilities	(200)	94
Actuarial profit/(loss) included in the Group statement of total recognised gains and losses	225	(491)

Because of the high number of expected leavers, the current service cost is not expected to rise significantly despite the fact that the UK schemes are now closed.

The movement in the deficit during the year arose as follows:

	UK schemes		US schemes	
	2004 £m	2003 £m	2004 £m	2003 £m
Deficit in the schemes at the beginning of year	(820)	(366)	(56)	(2)
Exchange adjustment	-	-	8	-
Current service cost	(68)	(88)	(9)	(11)
Contributions	42	42	7	4
Gain due to settlements	-	1	-	-
Gain due to curtailments	-	13	-	-
Other finance (charge)/income	(9)	20	-	2
Actuarial profit/(loss)	225	(442)	-	(49)
Deficit in schemes at the end of the year	(630)	(820)	(50)	(56)
Related deferred tax asset	189	246	20	23
Net pension deficit	(441)	(574)	(30)	(33)

The experience gains and losses were as follows:

	2004 £m	2003 £m
Difference between the expected and actual return on schemes assets:		
Amount (£ million)	**309**	(620)
Percentage of schemes' assets	**11.0%**	26.0%
Experience gains and losses on schemes' liabilities:		
Amount (£ million)	**116**	35
Percentage of the present value of the schemes' liabilities	**3.3%**	1.1%
Total amount included in Group statement of total recognised gains and losses:		
Amount (£ million)	**225**	(491)
Percentage of the present value of the schemes' liabilities	**6.4%**	15.1%

35 Related party transactions

The following transactions fall to be disclosed under the terms of FRS 8.

Sainsbury's Bank is a subsidiary of the Company and has as joint shareholders the Company and HBoS, which hold 55 per cent and 45 per cent respectively of the issued share capital. In the year ended 27 March 2004, HBoS provided both management and banking services to Sainsbury's Bank. In the same period the Group provided management services and reward points (relating to customer loyalty cards) to Sainsbury's Bank.

The amounts in respect of management, banking services and reward points payable during the year were:

	2004 £m	2003 £m
Payable to HBoS	**30**	18
Payable to the Group	**22**	18

In addition Sainsbury's Bank made loans and advances to, and entered into interest rate swaps with Bank of Scotland Treasury Services plc and operated a current account at Bank of Scotland during the year, all under normal commercial terms. Loans and advances to banks at 27 March 2004 of £33 million (2003: £298 million) consisted wholly of loans and advances to HBoS Group.

On 12 December 2002 Sainsbury's Bank received £14 million from the Company and £11 million from Bank of Scotland in respect of an interest bearing loan, which, in the event of a winding up of the company is subordinated to ordinary unsecured liabilities. Two further advances of £11 million and £8 million by the Company and £9 million and £7 million by Bank of Scotland were made on 1 April 2003 and 13 October 2003 respectively, on the same terms. These loans remain outstanding at the year-end. Interest of £1,299,000 (2003: £196,000) and £1,062,000 (2003: £160,000) was paid to the Company and Bank of Scotland respectively.

Included in deposits by banks at 27 March 2004 is £nil (2003: £12 million) advanced by Bank of Scotland, under normal commercial terms.

36 Post balance sheet event

Sale of Shaw's Supermarkets Inc.

On 26 March 2004 the Group signed a conditional contract to sell its US supermarkets business (Shaw's) to Albertson's Inc. for a consideration of $2,475 million, including $368 million in assumed lease liabilities.

The sale, which was subject to a price adjustment mechanism and competition clearance, completed on 30 April 2004, when proceeds of £1,177 million (net of expenses) were received by the Group.

The profit on disposal is estimated to be in excess of £250 million and will be recognised in the 2004/05 accounts.

Of the total proceeds, the Company proposes to return 35 pence per share to shareholders, representing approximately £680 million.

The trading results of Shaw's have been included within discontinued operations (note 3 on page 29), as under FRS 3, the sale of Shaw's represents a material reduction in the Group's operating facilities in the US market.

A proforma statement of net assets of the Group as at 27 March 2004, reflecting the sale of Shaw's and the share buy-back is as follows:

	Existing Group £m	Deduct Shaw's £m	Sales proceeds £m	Share buy-back £m	Remaining Group £m
Tangible fixed assets	8,214	781			7,433
Intangible fixed assets	208	160			48
Fixed asset investments	116	10			106
Stock	753	156			597
Debtors and other assets	2,818	74			2,744
Cash and current asset investments	484	51	1,177	(680)	930
Debt	(2,572)	(221)			(2,351)
Net debt	(2,088)	(170)	1,177	(680)	(1,421)
Other creditors and provisions	(4,836)	(242)			(4,594)
Net assets	5,185	769	1,177	(680)	4,913
Equity minority interest	(81)				(81)
Equity shareholders' funds	5,104	769	1,177	(680)	4,832

Five year financial record

	2004	Restated[1] 2003	2002	2001[4]	2000
Financial results (£m)					
Group turnover[2]	18,239	18,144	18,206	18,441	17,414
Turnover - continuing operations	15,517	15,147	15,025	14,048	13,403
Operating profit					
Sainsbury's Supermarkets	564	572	505	462	509
Sainsbury's Bank	26	22	22	13	3
Discontinued operations	145	158	150	153	139
	735	752	677	628	651
Interest payable	(60)	(60)	(49)	(76)	(72)
Joint ventures	-	3	(1)	(3)	1
Group underlying profit before tax[3]	675	695	627	549	580
(Decrease)/increase on previous year	(2.9)%	10.8%	14.2%	(5.3)%	(23.2)%
Earnings per share[4]					
Basic	20.7p	23.7p	19.1p	14.5p	18.3p
(Decrease)/increase on previous year	(12.7)%	24.1%	31.7%	(20.8)%	(37.3)%
Underlying[3]	23.4p	24.2p	21.5p	18.8p	20.5p
(Decrease)/increase on previous year	(3.3)%	12.6%	14.4%	(8.3)%	(23.5)%
Dividend per share	15.69p	15.58p	14.84p	14.32p	14.32p
Retail statistics for UK food retailing					
Number of outlets at financial year-end					
Sainsbury's Supermarkets - over 40,000 sq ft sales area	157	152	121	86	61
- 25,000 - 40,000 sq ft sales area	163	162	184	209	225
- 15,000 - 25,000 sq ft sales area	77	79	84	93	99
- under 15,000 sq ft sales area	186	105	74	65	47
Sainsbury's Supermarkets[5]	583	498	463	453	432
Sales area (000 sq ft)					
Sainsbury's Supermarkets[5]	15,570	15,199	14,349	13,746	13,055
Net increase on previous year:					
Sainsbury's Supermarkets	2.4%	5.9%	4.4%	5.3%	3.9%
New Sainsbury's Supermarkets store openings	35	39	25	27	20
Sainsbury's Supermarkets' sales intensity (including VAT)[6]					
Per square foot (£ per week)	17.04	17.56	17.54	16.79	16.98

1 Group turnover in 2003 has been restated for the change in accounting policy in accordance with FRS 5 (ANG) (see notes 1 and 2 on pages 26 and 28).

2 Includes VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.

3 Underlying profit before tax and underlying earnings per share are stated before exceptional items of £60 million in 2000, £96 million in 2001, £42 million in 2002, £15 million in 2003 and £54 million in 2004 and before amortisation of goodwill of £11 million in 2000, £16 million in 2001, £14 million in 2002, £13 million in 2003 and £11 million in 2004.

4 Earnings per share in 2001 has been restated in accordance with FRS 19. Published basic earnings per share was 13.8 pence and published underlying earnings per share was 19.2 pence.

5 Including 54 Bells stores.

6 Including Savacentre, excluding petrol.

Visit our website

Information about Sainsbury's:

www.sainsburys.co.uk

Electronic communications for shareholders

The Company has set up a facility for shareholders to take advantage of electronic communications.

If you would like to:

- check the balance and current value of your shareholding and view your dividend history
- register your e-mail address so that future shareholder information can be sent to you electronically
- submit your vote on-line prior to a general meeting.

Log on to (www.j-sainsbury.co.uk/shareholders) and complete the following steps:

1 click on 'visit our Registrars'

2 enter the required information and click on 'submit'. You will need your 11 character shareholder reference number located on your latest tax voucher

3 click on 'Communication Details' and register on-line.

Designed and produced by CGI BrandSense. Photography by Matt Stuart. Printed by royle corporate print. The paper used in this Report [illegible] recycled board with Nordic Swan label and paper which is elemental chlorine free. The paper mills [illegible]


penne

J Sainsbury plc
33 Holborn, London EC1N 2HT
www.sainsburys.co.uk



J Sainsbury plc

Annual Review and
Summary Financial Statement
2004

J Sainsbury plc is a leading UK food retailer with interests in financial services. It comprises Sainsbury's Supermarkets, Bells Stores and Sainsbury's Bank and employed 147,500 people at the end of March 2004.

Our objective is to meet our customers' needs effectively and thereby provide shareholders with good, sustainable financial returns. We aim to ensure all colleagues have opportunities to develop their abilities and are well rewarded for their contribution to the success of the business. Our policy is to work with all of our suppliers fairly, recognising the mutual benefit of satisfying customers' needs. We also aim to fulfil our responsibilities to the communities and environments in which we operate.

Contents

1 Highlights
2 Chairman's statement
4 Chief Executive's statement
6 Operating review
16 Board of Directors
18 Summary Directors' report
23 Summary financial review
29 Independent Auditors' statement
30 Shareholder information
32 Financial calendar

This Annual Review and Summary Financial Statement 2004 does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group. For further information the separate publication, entitled J Sainsbury plc Annual Report and Financial Statements 2004 containing the Operating and financial review, the Report of the Directors, the Statement of corporate governance, the Remuneration report, the financial statements and the Independent Auditors' report on those financial statements, which is unqualified, should be consulted. Copies may be obtained through our website www.sainsburys.co.uk or by calling Freephone 0800 0154330.

Shareholders wishing to receive a free copy of the Annual Report and Financial Statements as well as the Annual Review and Summary Financial Statement in future years should write to the Company Secretary's Office, J Sainsbury plc, 33 Holborn, London EC1N 2HT.

Highlights

- Underlying operating profit from continuing operations £590 million
- Substantially completed investment to modernise Sainsbury's Supermarkets
- Acquisition of Swan Infrastructure
- Disposal of JS Developments
- Sale of Shaw's and proposed capital return (post year end)

	2004	Restated[3] 2003	% change
Sales - continuing operations[1]	**£15,517m**	£15,147m	2.4
Underlying profit before tax[2]	**£675m**	£695m	(2.9)
Profit before tax	**£610m**	£667m	(8.5)
Underlying earnings per share[2]	**23.4p**	24.2p	(3.3)
Basic earnings per share	**20.7p**	23.7p	(12.7)
Dividend per share	**15.69p**	15.58p	0.7

1 Including VAT at Sainsbury's Supermarkets of £1,077 million (2003: £1,043 million).
2 Before exceptional losses of £54 million (2003: £15 million) and amortisation of goodwill of £11 million (2003: £13 million).
3 2003 restated for change of accounting policy for sales in accordance with FRS 5 (ANG) (see pages 24 and 25).
4 Before exceptional operating costs of £68 million (2003: £55 million).


13,403
14,048
15,025
15,147
15,517
00
01
02
03
04
Group sales
continuing operations[1/3]
£ million


512
475
527
594
590
00
01
02
03
04
Group underlying operating
profit - continuing operations[4]
£ million


580
549
627
695
675
00
01
02
03
04
Group underlying profit
before tax[2]
£ million


695
856
1,159
1,197
838
00
01
02
03
04
Group capital expenditure
£ million

Chairman's statement



This has been a challenging year for us. I said last year that it was the year of real change. We have substantially completed the investment to modernise Sainsbury's Supermarkets in an increasingly competitive trading environment in the UK. We also announced the sale of our US supermarket company in New England.

Our business is now focused very much on Sainsbury's Supermarkets and Sainsbury's Bank following the sale of Shaw's and JS Developments during the year. We are, therefore, presenting the figures on this basis. In the light of all the hard work that everyone in the business has invested in delivering the final year of our modernisation programme, I am disappointed that the results weren't better. The sheer amount of change in the business clearly distracted us from delivering as good a service as we should. However, we can now start to put that behind us and concentrate much more on the customer and trading the business harder.

In view of the profit downturn in the second half we are proposing a static final dividend of 11.36 pence per share. The total proposed dividend for the year is 15.69 pence which represents an increase of 0.7 per cent and dividend cover (pre-exceptional items) of 1.45 times. This payment is indicative of the importance the Board attaches to dividends.

In October 2000 we outlined a major Business Transformation Programme to be completed by March 2004. This involved considerable renewal of our distribution and supply chain, a complete re-platforming of all our IT systems and a considerable investment in upgrading our stores and extending them. I am happy to report significant progress on all of these. We have opened seven major new depots in this time including four highly automated depots in the last 18 months. We have met our original target of putting 60 per cent of our volume through the new distribution network by March 2004 with this expected to increase to 70 per cent by this summer. We have also just about completed the development of our new IT platform and are well on the way to rolling out the new systems throughout the business. Our objective both in the supply chain and in systems is now to reap the real benefits of this investment having achieved a major programme of change broadly on time and on budget. We have also embarked on a significant programme to update and extend our stores. By March 2004, 80 per cent of all our stores are either new or have been completely refurbished in this time. By extending more than 100 of our supermarkets we have significantly increased our larger stores and now have 157 stores over 40,000 sq ft, up from 42 in 1999.

This has allowed us to introduce a new range of non-foods and to significantly upgrade our Health and Beauty offer in the bigger stores. The new range of homewares and other general merchandise ranges are going well where we have refitted the stores, displaying products on special equipment with new décor and lighting. The challenge now is to simplify the range and improve performance. The other strand of activity has been around a significant cost saving programme. Our original target in October 2000 was £600 million of cumulative cost savings by March 2004 and we have achieved £710 million.

Over the past four years we have very much refocused the business. We have sold both Homebase and Shaw's for good prices and created value for our shareholders. We've closed down the business in Egypt and recently sold our specialist property development company JS Developments. We've worked hard to streamline operations in order to invest in the UK business. I believe we now have a more focused business which is better invested and more able to compete. However, I recognise that we still have to make that investment work properly and that whilst we've been consumed in a massive programme of change our competitors have grown bigger and stronger.

I am delighted that Justin King joined us as our new Chief Executive on 29 March 2004. He was most recently with Marks & Spencer where he was board director responsible for their food business and previously spent seven years with ASDA. As a result of the sale of Shaw's and the refocusing of the Group on the UK, we no longer need a separate Managing Director for Sainsbury's Supermarkets when Justin, understandably wants to drive the business himself. As a result Stuart Mitchell will be leaving us in July and we wish him well. He has made a major contribution to the business in his 22 years. As already announced, Sara Weller, our Deputy Managing Director, is leaving us to take up the position of Managing Director of Argos in the UK which gives her the opportunity that she has been looking for. We also wish her well. Both Stuart and Sara stepped down from the Board on 19 May 2004.

We have restarted our search for a Deputy Chairman who will succeed me as Chairman after the Annual General Meeting (AGM) in July 2005. The Nomination Committee, chaired by our Senior Independent Director Lord Levene and comprising of all our Non-Executive Directors, and myself, has agreed a new brief and appointed Egon Zehnder International to work with us.

At the end of March Sir George Bull retired as Chairman of Sainsbury's after five years of service. We're extremely grateful to him for his leadership, support and wisdom. We thank him and wish him well during his retirement. John Adshead, the Board Director for Human Resources and Information Systems, also retired at the end of March after 15 years of service. I'm delighted to say that he is continuing as Chairman of the Pension Trustees and as Chairman of the Investment Committee of the Pension Fund.

Peter Davis

Sir Peter Davis
Chairman

Chief Executive's statement

I'm delighted to have joined Sainsbury's. It's a great Company with a well established brand built on providing outstanding quality, service and value for millions of customers every week. I'm also excited about joining at such a critical point in the Company's development. We know that the last three years have been a period of huge change and we now have to focus back on our number one job, serving customers well.

During my first few weeks I have made it a priority to spend as much time as possible meeting customers and colleagues, including every single store manager, to get a detailed insight into the basics of our business. Understanding the experience we give customers in our stores and what affects our ability to deliver the very best will help us get to grips with the challenges we face and how they can be resolved.

It's clear that we haven't been at our best, particularly over the past year. Availability of products, our quality, and service in store have not been what our customers have come to expect of Sainsbury's. We've been distracted by huge changes made to improve many behind-the-scenes activities and these have made us inward looking rather than focused on serving our customers.

Our modernisation has been an enormous task. A lot of work has been undertaken in a relatively short space of time. While clearly disruptive, this work was essential to stabilise many important support activities, and now positions us to begin to make sustainable improvements to our customer offer.

The challenge ahead is clear. We must now build on the investment made over the past three years and reclaim the market position that belongs to Sainsbury's; great quality food at good value prices is where the Company started. It's at the heart of what Sainsbury's stands for and is what our customers still want us to provide.

The sale of Shaw's allows us a single minded focus on the UK business. To reflect this I have already made changes to the senior team and management structure of the Company. Colleagues around the business are all keen to simplify how we work and deliver a real difference to Sainsbury's customers. Food retailing in the UK is extremely competitive. We won't be able to change customers' perceptions overnight but I am looking forward to the task with enthusiasm.

Justin King

Justin King
Chief Executive



Operating review


chargrilled
vegetable pizza

Taste the Difference, our most successful sub-brand was extended to 900 products and relaunched in April 2004

As predicted this was a year of tremendous change. We have substantially completed the investment to modernise Sainsbury's Supermarkets and rolled out an ambitious growth strategy for Sainsbury's Bank. We acquired Swan Infrastructure Holdings Ltd, part of our IT outsourcing arrangement, and Bells Stores, a chain of 54 neighbourhood convenience stores. We sold JS Developments, our specialist property development company, and announced the sale of Shaw's, our US supermarket business, together with the proposed capital return of 35 pence per share to shareholders, retaining the balance of the proceeds to reinvest in our business.

The scale of change and the associated disruption in Sainsbury's Supermarkets and the weakening of the dollar have impacted our results for the year. Underlying Group profit before tax[1] was £675 million, down 2.9 per cent. Underlying Group operating profit[2] from continuing operations was £590 million (2003: £594 million).

Sainsbury's Supermarkets analysis

	2004	2003
Sales[3/4]	**£15,297m**	£14,967m
Underlying operating profit[2]	**£564m**	£572m
Number of stores	**583**	498
Sales area (000 sq ft)	**15,570**	15,199
Full-time employees	**45,400**	44,700
Part-time employees	**102,100**	100,700

1 Before exceptional losses of £54 million (2003: £15 million) and amortisation of goodwill of £11 million (2003: £13 million).

2 Profit before exceptional operating costs of £68 million (2003: £55 million).

3 Includes VAT of £1,077 million (2003: £1,043 million).

4 2003 restated for change of accounting policy for turnover in accordance with FRS 5 (ANG) (see pages 24 and 25).

The Board has proposed a final dividend of 11.36 pence per share, maintained at the same level as last year, which means a full year dividend of 15.69 pence per share. In the context of a slight reduction in underlying earnings per share and dividend cover, this payment is indicative of the importance the Board attaches to dividends.

Sainsbury's Supermarkets

Sainsbury's Supermarkets' sales increased by 2.2 per cent to £15,297 million. Underlying operating profit was down 1.4 per cent to £564 million. Like-for-like sales were down 0.2 per cent for the year. Underlying operating margins (VAT inclusive) for the year decreased from 3.8 per cent to 3.7 per cent (VAT exclusive 4.1 per cent to 4.0 per cent) and capital expenditure decreased by 45 per cent to £572 million as we approach the end of our change programme. In the second half, underlying operating profit reduced by 12.2 per cent and underlying operating margin from 4.0 per cent to 3.5 per cent due to disappointing sales and increased competitive pressures.

The priority in the UK this year was to complete the three year modernisation programme so that we can make a sustainable improvement in our customer offer. This programme entailed upgrading a significant proportion of IT systems, closing 15 older depots and transferring operations into seven new facilities, opening four automated depots during the last 18 months. Eighty per cent of stores are now new, refurbished or extended and we have introduced new general merchandise ranges. Much has been undertaken in a relatively short time and in a changing and challenging marketplace. Our task is now to make sure we get maximum benefit from our investments and concentrate on giving customers the best quality, service and price.


pick of the day

Our modernisation programme
The overhaul of our IT systems has provided modern technology to improve many important administrative and operational tasks. We have converted store point-of-sale systems, created one central customer information system and installed major merchandising and trading systems to improve product selection, ranging and promotion.

In November 2003 we announced the extension of the outsourcing contract with Accenture by three years to 2010. This reinforces the commercial relationship and will deliver £150 million of lower IT costs between 2004 and 2007. Further simplification was announced in January 2004 by acquiring Swan Infrastructure Holdings Ltd, part of the outsourcing arrangements.

By the end of March 2004 we had met our target of delivering 60 per cent of our volume through our new network. Depots at Hams Hall, Waltham Point and Stoke are each handling more than one million cases a week. We are close to hitting our full capacity target of 70 per cent and the major task now is to improve productivity and reduce cost.

We have also continued to reshape our store estate to ensure we trade from locations that best suit the key strengths of the Sainsbury's brand and sold two stores during the year.



Driving cost efficiency is now part of everyday business and we continue to look for practical ways to increase our efficiency. During the year we delivered £250 million of cost savings, £40 million more than the previous year, bringing cumulative savings to £710 million against our original target of £600 million.

Driving product innovation and quality

The Sainsbury's brand stands for great quality at affordable prices; a powerful proposition when executed well. We have continued to introduce new ranges and improve established products throughout the year such as our successful 'Just Cook', 'Italian' and 'Taste the Difference' ranges.

Working in conjunction with our suppliers we have continued to give customers innovative and exclusive products which provide clear benefits. We have launched pip-free lemons, the 'Kumato', a unique black tomato, sweeter than its red counterpart, pollen-free lilies helping millions of hay fever sufferers enjoy fresh cut flowers and recently introduced a new type of cork, specially treated with carbon dioxide, to seal wine bottles and eliminate cork-tainted wine.

We are committed to offering customers a choice of products with high environmental and social standards. In March 2004 we extended our popular organic traceability website. In addition


sbury's



Our Organic Somerset Brie won the industry's coveted Gold Q (Quality) Award in November 2003, the first time an organic product had won since the Awards started over 24 years ago.

to tracing fruit and vegetables, customers can now trace organic chicken back to the farm of origin.

We continue to lead the way in organics having increased the proportion of British organic fresh meat, dairy and produce to 65 per cent, 20 per cent above the market average and became the Soil Association's 'Organic Supermarket of the Year' for the third time in a row.

We are committed to having fair and constructive relationships with our suppliers and partner local and regional suppliers to help them develop their businesses. In 1998 we launched our first supplier development programme to help smaller businesses supply local products to local customers. We ran two programmes during the past year comprising 24 companies in the South West and Wales. A total of 90 companies have now taken part in eight programmes.

General merchandise

We launched 2,500 new homeware products into 95 stores during the year and have learned lessons from the first two seasons' ranges. These have worked well in larger stores where we have the full range, equipment and décor and we are refining our range for autumn/winter 2004.

We recently announced an exclusive agreement with three of Europe's leading designers, Terence Conran, Orlando Hamilton and Orla Kiely to develop quality ranges at value for money prices which will be in store in October. We are also launching our own clothing brand, called 'TU', in September offering good value quality stylish casual wear for men, women and children. In readiness for the launch of TU, we took more direct control of the Jeff & Co range, previously operated as a franchise, and have improved sales demonstrating our increasing knowledge in this area.

Our stores

During the year we opened 10 new supermarkets and 16 were refurbished or extended. We also announced plans to open Sainsbury's Local stores on 100 Shell petrol station forecourts. With the acquisition of 54 Bells neighbourhood convenience stores in north-east England, we now have 146 convenience stores.

Around half of the proceeds from the sale of Shaw's was set aside for future opportunities to develop our business. In May 2004 we announced the acquisition of 14 stores from Morrisons and one from Somerfield, all located primarily in the Midlands and the north of England, increasing our UK selling space by over 400,000 sq ft, around three per cent.

Most people live or work near to the store where they shop, so communities around Sainsbury's stores comprise many of our customers and colleagues. We are committed to being a good neighbour and playing an active role in local communities through our Local Heroes scheme. Our Sainsbury's Assisting Village Enterprises (S.A.V.E.) scheme now supports 250 small shops serving rural communities and celebrated its fifth anniversary in September 2003.

Customer service

While the changes we have been making have been disruptive to store operations we have continued to invest in improving customer service and this has been recognised in recent customer research.

In April 2003 we introduced 'Scan and Pack', helping customers to pack bags at the checkout and we have also installed self-checkout facilities at 58 stores for customers who want an even quicker checkout when buying a few products.



for home


£5.99

Four self-service units overseen by one assistant replace two regular checkouts. The units have been well received and are now used by thousands of customers each week buying over a million items.

Nectar

Nectar, our customer loyalty programme, is the UK's largest loyalty programme with more than 50 per cent of UK households currently participating. It has the most active collectors of all the mainstream loyalty programmes and continues to grow. The number of partners issuing points increased from five to 13 over the 12 months to March 2004.

Collectors receive statements four times a year and we have increased the number of customers we can mail. We are also able to supply depersonalised trend data to suppliers helping them improve their own products, providing further benefit for Sainsbury's customers.

Sainsbury's to You

Our online home delivery service, Sainsbury's to You, grew by 19 per cent year on year and broke even, as planned, in the month of March 2004. The announced closure of our Park Royal depot in London and transfer to a store based operation, with the in-sourcing of delivery drivers, will reduce costs further in 2004/05.

New technology assists colleagues to find products in store and 'zone picking' enables them to specialise in picking orders from specific product areas. This means they can fulfil orders more quickly and with greater accuracy. A new system to plan the best delivery routes was rolled out in November 2003. With these changes we now provide a more efficient service and have a solid base from which to grow.


Sainsbury's Bank
VISA

Sainsbury's Bank is focused on giving outstanding customer service.

Sainsbury's Bank

This was the first full year of our growth strategy for Sainsbury's Bank, jointly owned with HBoS and we have invested in products and services that will provide future growth prospects and income streams. We increased customer numbers, income and profit and now have 1.9 million customer accounts. We launched new products including life insurance, health insurance and saving bonds and improved existing products such as pet insurance.

By March 2004 we had 50 in-store banking centres. We relaunched our website so that customers can service credit accounts and savings on line and have installed nearly 200 cash point machines for customers in our stores bringing our total to 532. We are also introducing deposit boxes in store so that customers can deposit cheques and cash and will have 200 by the end of July 2004.

Corporate social responsibility

Corporate social responsibility is an everyday part of how we do business. We are delighted that this has been regularly recognised through the year. In March 2004 Sainsbury's came first in its sector in Business in the Community's Corporate Responsibility Index. We also achieved number one in our sector in the Dow Jones Sustainability Index and we are included in the FTSE4Good Index.

Through our stores we support the national and local communities in which we operate via donations to nutrition, health and exercise initiatives, such as our popular educational programme 'Taste of Success'. We also operate a very active 'Local Heroes' programme whereby we support the activities of colleagues in the community and the charities that they choose.


Sainsbury's
supporting
COMIC RELIEF

We have supported Comic Relief since 1999 and in April 2004, one of our Northern Ireland store managers, Nick Fletcher, visited Ethiopia to see how some of the £6 million raised in March 2003 has been invested to improve quality of life for local communities throughout the country.

This year we gave £110,000 through this scheme, an increase of 20 per cent on the previous year.

In addition to cash donations we donate food to homeless people through FareShare and the Salvation Army. In total, Sainsbury's Supermarkets donated £6 million this year through cash and 'in-kind' donations and customers and colleagues raised a further £5 million through our stores and business centre.

JS Developments (JSD)

During the year we sold our specialist property development company, JSD, for a total consideration of £199 million. Prior to this disposal JSD made an operating profit of £7 million.

Shaw's Supermarkets

Shaw's continued to perform well. Despite low like-for-like sales growth of 0.4 per cent, underlying operating profit in dollars increased by 8.8 per cent to $234 million and the underlying operating margin was up 0.2 per cent to 5.1 per cent.

Given the increasingly competitive New England environment, the Board decided that shareholders' interests were best served by selling Shaw's allowing us to focus back on the core UK market. On 26 March 2004 we announced the sale of Shaw's to Albertson's Inc. for $2,475 million. This was an excellent deal, realising value and allowing us to propose returning 35 pence per share to shareholders via a B share scheme and share consolidation and reinvest the remaining proceeds to develop Sainsbury's Supermarkets. The sale completed on 30 April 2004 and the profit on disposal of Shaw's is estimated to be in excess of £250 million, which will be recognised in the 2004/05 accounts.

Looking forward

The past three years have seen enormous change but we must now build on the investments made and re-focus our attention on delivering a better offer for our customers. The sale of Shaw's gives us a single-minded focus on the UK business. We have made changes to the senior team and management structure of the Company as a result.

We are clear about the qualities and strengths of the Sainsbury's brand. Our job is to provide even better quality products at good value prices. We know that the disruption of change has meant we have not served customers as well as we would wish and are committed to ensuring that customers see the benefits of our investments in the coming months.

We indicated in our fourth quarter trading statement on 26 March 2004 that we expected the current competitive environment in the UK to continue and that this would impact underlying profits in 2004/05. We made our first moves on pricing earlier this month and customers are already seeing the benefit in their shopping baskets. This is the first step in a much longer journey as we focus on improving our customer offer.

Board of Directors


1


2


3


4

Key to Committee Members

Remuneration Committee	◇
Audit Committee	○
Nomination Committee	□
Denotes Chairman of Committee	◆●■

1 Sir Peter Davis Chairman □
Appointed March 2000 as Group Chief Executive and became Chairman in March 2004. Joined Sainsbury's from Prudential plc where he was Group Chief Executive. Non-Executive Director of UBS AG. Age 62.

2 Justin King Chief Executive
Appointed March 2004. Formerly Director of Food, Marks & Spencer. From 1994-2001 held senior positions at ASDA/Wal-Mart in Trading, HR and Retail. Previously Managing Director of Häagen Dazs UK. Early career with Mars Confectionery and Pepsi International. Age 43.

3 Roger Matthews Finance Director
Appointed November 1999. Director of Sainsbury's Supermarkets Ltd and Chairman of Sainsbury's Bank plc. Formerly Group Managing Director and Finance Director of Compass Group PLC. Currently a Non-Executive Director of Zenergy UK Limited. Age 49.

4 Lord Levene of Portsoken
Senior Independent Director ■○◇
Appointed May 2001. Chairman of Lloyds, Chairman of General Dynamics UK Ltd and of International Financial Services London. Director of the Haymarket Group and member of the Supervisory Board of Deutsche Borse. Age 62.



5



6



7



8

5 Keith Butler-Wheelhouse Non-Executive Director ◆○□
Appointed September 1999. Chief Executive of Smiths Group plc since 1996, prior to which he was President of SAAB Automobile Sweden from 1992. Age 58.

6 June de Moller Non-Executive Director ◇○□
Appointed September 1999. Formerly a Director of Carlton Communications Plc from 1983 until January 1999 (Managing Director from 1993). Currently Non-Executive Director of Archant Limited, Cookson Group plc and London Merchant Securities plc. Age 56.

7 Jamie Dundas Non-Executive Director □●◇
Appointed September 2000. Formerly Chief Executive of MEPC plc which he joined as Finance Director in 1997, and prior to that Finance Director of the Hong Kong Airport Authority (1992-1996). Non Executive Director of Standard Chartered PLC. Chairman of Macmillan Cancer Relief. Age 53

8 Bridget Macaskill Non-Executive Director ◇○□
Appointed February 2002. Rejoined the Board of Prudential plc as a Non-Executive Director in September 2003. Formerly Chairman and Chief Executive Officer of OppenheimerFunds and Non-Executive Director of Prudential plc (1999-2001) and Hillsdown Holdings plc (1989-1991). Age 55.

Lord Sainsbury of Preston Candover KG Life President

Stuart Mitchell, Managing Director of Sainsbury's Supermarkets Ltd and **Sara Weller**, Deputy Managing Director of Sainsbury's Supermarkets Ltd resign from the Board on 19 May 2004.

The Board

During the year under review, the Board was chaired by Sir George Bull and comprised five Executive Directors and six Non-Executive Directors. On Sir George's retirement on 27 March 2004, Sir Peter Davis took on the role of Chairman having been Group Chief Executive since 1 March 2000. In view of the requirements of the Higgs Report and the 2003 Combined Code, the Board consulted nearly 60 per cent of the shareholder base at that time, including family shareholders, on its succession plans before they were announced. It proposed that Sir Peter should take on the role of Chairman for a limited period of transition, and that a new independent Deputy Chairman should be appointed in time to take over as Chairman in July 2005 on Sir Peter's retirement. At last year's Annual General Meeting (AGM) the vast majority of shareholders supported Sir Peter's re-election. Justin King was appointed Chief Executive on 29 March 2004. Other changes to the composition of the Board are set out on page 8 of the Annual Report and Financial Statements.

There is a clear division of responsibilities between the Chairman and the Chief Executive which has been approved by the Board. The Chairman is responsible for leadership of the Board, ensuring its effectiveness on all aspects of its role and setting its agenda. He ensures that the Board as a whole is aware of the views of leading shareholders and facilitates both the contribution of the Non-Executive Directors, and constructive relations between the Executive and Non-Executive Directors. He ensures that the Chief Executive develops a strategy with which the Board as a whole is comfortable. The Chief Executive is responsible for formulating strategy and for ensuring its delivery once agreed by the Board. He creates a framework of strategy, values, organisation and objectives to ensure the successful delivery of results, allocating decision making and responsibility to support this.

All the Non-Executive Directors are considered to be independent according to the principles of the 2003 Combined Code. Lord Levene is the Senior Independent Director.

Corporate Governance

The Company is committed to high standards of corporate governance in its business and has complied throughout the year with all the provisions of the 1998 Combined Code on Corporate Governance ('the Code') and is making good progress on compliance with the provisions of the 2003 Combined Code. The Remuneration, Nomination and Audit Committees have written terms of reference which define their authorities, duties and membership. Copies are available on the Company's website at (www.j-sainsbury.co.uk/governance).

Group performance and dividend

A review of the performance of the Group and its principal operating subsidiaries during the period is set out in the Chairman's statement, Chief Executive's statement and the Operating review on pages 2 to 15.

The Directors recommend the payment of a final dividend of 11.36 pence per share (2003: 11.36 pence), making a total dividend for the year of 15.69 pence per share (2003: 15.58 pence). Subject to shareholders approving this recommendation at the AGM, the dividend will be paid on 23 July 2004 to shareholders on the Register at the close of business on 28 May 2004.

Annual General Meeting/Extraordinary General Meeting

The AGM will be held at 11.00am on Monday 12 July 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. An Extraordinary General Meeting to consider the proposed return of capital to shareholders will be held at the same address at 12.30pm on Monday 12 July 2004 or, if later, immediately following the conclusion or adjournment of the AGM. The Notices of the Meetings and the proxy card for both meetings are enclosed with this review.

Summary Remuneration Report

The Remuneration Committee is chaired by Keith Butler-Wheelhouse and comprises all of the Non-Executive Directors. The Committee has adopted a remuneration policy consistent with the Company's business objectives which:

- attracts, retains and motivates high calibre Directors;
- in general terms, sets base salary broadly in line with median market practice, whilst moving total remuneration towards upper quartile market levels for superior performers;

- creates overall packages in which performance related elements form a significant proportion;
- reinforces the performance orientated culture by providing enhanced rewards for stretch performance;
- supports short-term and long-term incentive plans which are targeted at both personal and Company performance;
- aligns the interests of Directors with those of the shareholders by linking share and cash incentive payments to performance; and
- is based on information from a range of remuneration sources, which takes into account the retail sector as well as other large companies of a comparable size and complexity.

The main components of Executive Directors' remuneration are basic salary, pension entitlement and short and long-term incentive arrangements which provide rewards based upon the fulfillment of personal and business performance targets. The full report on Directors' remuneration is set out on pages 12 to 20 of the Annual Report and Financial Statements.

When his service contract was amended in March 2003, Sir Peter Davis entered into a fixed term contract to 31 July 2005, which called for his availability full time if so required by the Board and required him not to take on other commitments. It was agreed at that time that his then salary of £850,000 would continue at that rate until July 2005 but that on becoming Chairman in March 2004 he would no longer be entitled to his annual bonus opportunity of 100 per cent.

The Board has now reviewed the division of roles between the Chief Executive and Chairman and the timing of the transitional arrangements. From this year's AGM in July, Sir Peter will progressively cut back his workload moving in time to a more flexible basis, but will be fully available throughout his final 12 months whenever necessary. Sir Peter has offered to reduce his salary in line with this change in responsibilities. The Remuneration Committee, following advice, has agreed a salary of £500,000.

An award of 261,950 restricted shares was made to Justin King when he joined the Company. The award compensates him for his lost entitlements arising from the Marks & Spencer executive incentive plans and therefore there are no performance conditions. 191,204 shares will be released on 1 June 2005 and 70,746 shares will be released on 1 June 2006, in each case, if he remains an employee of the Company on the relevant date.

On 14 March 2003, the Company announced that, at the request of the Board, Sir Peter Davis had agreed to extend his time with the Group and would assume the role of Chairman on 28 March 2004. In conjunction with the appointment, the Board believed that it was appropriate to award a package of restricted shares in the Company to Sir Peter in respect of his extended term in office. The award is in the form of conditional awards totalling 1.5 million restricted shares to be released on 31 July 2005, which are subject to the achievement in 2003/04, and the current financial year, of specific profit targets and business milestones set by the Committee and dependent on the successful implementation of succession plans. Full details were disclosed in last year's Directors' Remuneration report which was approved by the vast majority of shareholders at the 2003 AGM.

The Committee, with advice from its consultants, has determined that, of the one million shares conditionally awarded in respect of the targets for 2003/04, a total of 864,000 shares should be released to Sir Peter on 31 July 2005. This consists of 110,000 shares (out of a maximum of 150,000) in respect of business transformation targets, 75,000 (out of 150,000) in respect of the appointments of a new Chief Executive and Deputy Chairman, and 679,000 (out of 700,000) in respect of the Group's underlying pre-tax profit. As disclosed in last year's report, the terms of the award were 700,000 shares would be released if underlying profit was at least 90 per cent of the figure agreed in the financial, budgeting and corporate planning process, 350,000 would be released if at least 70 per cent of the figure was achieved with prorating beween those levels.

Summary financial statement

Summary Directors' report continued

Performance graph

The graph opposite shows the Total Shareholder Return (TSR) performance of an investment of £100 in J Sainsbury plc shares over the last five years compared with an equivalent investment in the FTSE 100 Index. This index has been selected to provide an established and broad-based comparator group.



120
100
80
60
40
99
00
01
02
03
04
— J Sainsbury plc
— FTSE 100 Index

Directors' remuneration

The remuneration of the Directors for the year was as follows:

	Note	Salary £000	Bonus[3] £000	Compensation for loss of office £000	Benefits[4] £000	Total 2004 £000	Total[5] 2003 £000
John Adshead CBE	1	370	-	-	27	397	538
Sir Peter Davis	2	850	-	-	2	852	1,219
Roger Matthews		445	178	-	29	652	632
Stuart Mitchell		450	-	-	20	470	556
Sara Weller		400	-	-	16	416	536
Sir George Bull	1	250	-	-	27	277	277
Keith Butler-Wheelhouse		40	-	-	-	40	35
June de Moller		35	-	-	-	35	30
Jamie Dundas		40	-	-	-	40	35
Lord Levene		40	-	-	-	40	30
Bridget Macaskill		35	-	-	-	35	30

1 Retired from the Board on 27 March 2004.
2 Highest paid Director.
3 Includes performance bonuses earned in the period under review but not paid in the financial year.
4 Benefits include company car benefits, medical insurance and commitment shares plan.
5 The total for 2002/03 includes £28,000 paid under the Profit Sharing Scheme. No further payments will be made.
6 The aggregate remuneration of the Directors for the year was £3.3 million (2003: £4.2 million).

Performance Share Plan

Under the Plan, shares conditionally allocated to individuals are released to them in the form of options if a future performance condition is met at the end of the three year performance period. The conditional allocations for 2002 and 2003 are shown below, together with the options granted upon the partial satisfaction of the performance condition attached to the allocation made in 1999.

Sir Peter Davis does not participate in the Plan.

	Conditional award 30 May 2002	Conditional award 22 May 2003	Option granted 29 May 2002
John Adshead CBE	68,918	108,187	30,067
Roger Matthews	82,094	130,116	-
Stuart Mitchell	70,945	131,578	9,977
Sara Weller	70,945	116,959	-

The conditional award for 2001 has now lapsed as it has not met its performance condition.

The conditional award figures for 2002 and 2003 show the maximum award that would be released provided that the Company achieves first position within the comparator group at the end of the three year performance period. The comparator group comprises 13 other companies.

Options over ordinary shares

Directors' options under the Company's Executive Share Option Plan and Savings Related Share Option Scheme are summarised below:

	Total 30 March 2003	Granted during the year	Exercised during the year	Lapsed during the year	**Total 27 March 2004**
Executive Share Option Plan[1]					
John Adshead CBE	815,860	288,499	-	73,955	**1,030,404**
Sir Peter Davis	3,009,596	-	-	-	**3,009,596**
Roger Matthews	695,920	346,978	-	-	**1,042,898**
Stuart Mitchell	563,287	350,877	-	-	**914,164**
Sara Weller	550,828	311,890	-	-	**862,718**
Savings Related Share Option Scheme					
John Adshead CBE	2,713	-	-	-	**2,713**
Sir Peter Davis	4,384	-	-	-	**4,384**
Roger Matthews	2,571	-	-	1,879	**692**
Stuart Mitchell	4,230	995	-	1,249	**3,976**

1 The performance conditions relating to grants up to and including 26 July 2001 have been met.

The options outstanding under the Company's Executive Share Option Plan and Savings Related Share Option Scheme are exercisable at prices between 239 pence and 545 pence. In the period from 30 March 2003 to 27 March 2004, the highest middle market price of the Company's shares was 314 pence and the lowest middle market price was 220 pence and as at 27 March 2004 was 261 pence.

Share Award Plan 2003

	Number of restricted shares conditionally awarded 30 March 2003 relating to 2003/04	Price	Number of shares awarded relating to 2003/04	Vesting date
Sir Peter Davis	1,000,000	–	864,000	31.07.05

The performance conditions are set out on page 19.

Directors' interests

Directors' interests in the ordinary shares of the Company and shares held in trust on behalf of Directors are as follows:

	Ordinary shares[1]		Ordinary shares[3]
	30 March 2003	27 March 2004	18 May 2004
John Adshead CBE	72,226	75,547	75,547
Sir Peter Davis	103,397	104,957	105,040
Roger Matthews	51,295	51,352	51,352
Stuart Mitchell	14,393	15,609	15,692
Sara Weller	3,472	4,024	4,107
Sir George Bull	25,000	25,000	25,000
Keith Butler-Wheelhouse	3,300	3,300	3,300
June de Moller	1,500	1,500	1,500
Jamie Dundas	1,200	1,200	1,200
Lord Levene	2,500	2,500	2,500
Bridget Macaskill	2,500	2,500	2,500

1 Ordinary shares are beneficial holdings which include the Directors' personal holdings and those of their spouses and minor children, as well as holdings in family trusts of which a Director or his minor children are beneficiaries or potential beneficiaries. They also include the beneficial interests in shares which are held in trust under the J Sainsbury Profit Sharing Scheme, the Commitment Shares Plan and the Sainsbury's Share Purchase Plan.

2 The Company's Register of Directors' interests contains full details of Directors' interests, shareholdings and options over ordinary shares of the Company.

3 Changes to the Directors' interests in ordinary shares between 28 March 2004 and 18 May 2004 occurred as a result of purchases under the Company's Share Purchase Plan.

4 Executive Directors are encouraged to build up their shareholdings in the Company to the equivalent of one year's basic salary over a five year period, assuming that awards under the executive share incentive plans become exercisable.

Summary financial statement

Summary financial review

	2004 £m	Restated[1] 2003 £m
Turnover including VAT and sales tax[2]	**18,239**	18,144
VAT and sales tax	**(1,098)**	(1,065)
Continuing operations	**14,440**	14,104
Discontinued operations	**2,701**	2,975
Turnover excluding VAT and sales tax	**17,141**	17,079
Continuing operations – operating profit before exceptional costs	**590**	594
Exceptional operating costs	**(68)**	(55)
Continuing operations – operating profit	**522**	539
Discontinued operations - operating profit before exceptional costs and amortisation of goodwill	**145**	158
- exceptional operating costs	**-**	(10)
- amortisation of goodwill	**(11)**	(13)
Group operating profit	**656**	674
Share of profit in joint ventures	**-**	3
Profit/(loss) on sale of properties	**17**	(11)
Disposal of operations – discontinued	**(3)**	61
Profit on ordinary activities before interest	**670**	727
Net interest payable and similar items	**(60)**	(60)
Underlying profit on ordinary activities before tax[3]	**675**	695
Exceptional items	**(54)**	(15)
Amortisation of goodwill	**(11)**	(13)
Profit on ordinary activities before tax	**610**	667
Tax on profit on ordinary activities	**(206)**	(206)
Profit on ordinary activities after tax	**404**	461
Equity minority interest	**(8)**	(7)
Profit for the financial year	**396**	454
Equity dividends	**(301)**	(298)
Retained profit for the financial year	**95**	156
Basic earnings per share	**20.7p**	23.7p
Underlying earnings per share[3]	**23.4p**	24.2p
Diluted earnings per share	**20.6p**	23.7p
Underlying diluted earnings per share[3]	**23.3p**	24.1p

1 Restated for the change in accounting policy for turnover in accordance with FRS 5 Application note G (see note 1 on page 25).

2 Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.

3 Before exceptional items and amortisation of goodwill.

Summary financial statement

Summary financial review continued

Accounting adjustments have been made to bring the Group in line with the latest guidance issued in November 2003 by the Accounting Standards Board in relation to FRS 5 on revenue recognition. The total impact is a £280 million reduction in sales this year and £351 million last year. This increases total sales growth for continuing operations from 1.9 per cent to 2.4 per cent and from 0.1 per cent to 0.5 per cent for total sales. Profit and cash flow are not impacted.

Group sales, including VAT, from continuing operations increased by 2.4 per cent to £15,517 million (2003 restated: £15,147 million). Underlying Group operating profit before exceptional operating costs from continuing operations at £590 million (2003: £594 million) was slightly down on last year (0.7 per cent) despite the disruption to stores and additional costs of the Business Transformation Programme during the year. Underlying Group profit before tax, exceptional items and amortisation of goodwill at £675 million (2003: £695 million) was 2.9 per cent down on the previous year.

Profit before tax and after exceptional items and amortisation of goodwill was £610 million (2003: £667 million) a decrease of 8.5 per cent. Last year's exceptional items included a residual profit on disposal of Homebase of £61 million.

In the 2004/05 accounts exceptional items will include the profit on disposal of Shaw's which is expected to be in excess of £250 million.

Sainsbury's Supermarkets' sales increased by 2.2 per cent to £15,297 million (2003 restated: £14,967 million), and underlying operating profit was down by 1.4 per cent to £564 million (2003: £572 million). Like-for-like sales were down 0.2 per cent for the year. Dual running costs of £24 million (2003: £9 million) were incurred in the supply chain in the year as the new depots were phased in.

Underlying operating profit of £564 million included the losses in Sainsbury's to You, the company's home delivery service, which reduced from £29 million to £15 million for the year. The business broke even, as planned, for the first time in March 2004.

Underlying operating margin (VAT inclusive) for the year decreased from 3.8 per cent to 3.7 per cent (VAT exclusive 4.1 per cent to 4.0 per cent). In the second half, underlying operating margin reduced from 4.0 per cent to 3.5 per cent as a result of a disappointing sales performance and increasing competitive pressure.


20.5
18.8
21.5
24.2
23.4
00 01 02 03 04

Group underlying earnings per share
pence

The 2001 figures are restated for FRS 19.


14.32
14.32
14.84
15.58
15.69
00 01 02 03 04

Dividends per share
pence


509
462
505
572
564
00 01 02 03 04

Sainsbury's Supermarkets underlying operating profit
£ million


3
13
22
22
26
00 01 02 03 04

Sainsbury's Bank underlying operating profit
£ million

Group sales and underlying operating profit before exceptional costs and amortisation of goodwill were as follows:

	Sales 2004		Underlying operating profit 2004	
	£m	% change	£m	% change
Continuing operations				
Sainsbury's Supermarkets	15,297	2.2	564	(1.4)
Sainsbury's Bank	220	22.2	26	18.2
Total continuing operations	15,517	2.4	590	(0.7)
JS Developments	13		7	
Shaw's Supermarkets (US)	2,709	(5.0)	138	(0.7)
Total	18,239	0.5	735	(2.3)

1 Turnover, throughout this review, in 2003 has been restated in order to comply with FRS 5 (ANG) and is now shown net of Nectar reward points issued and redeemed, staff discounts, vouchers, returns and sales made on an agency basis. The effect of these changes in accounting policy is to reduce turnover in 2004 by £280 million (2003: £351 million) and to reduce cost of sales correspondingly.

2 Turnover, throughout this review, is stated including VAT at Sainsbury's Supermarkets of £1,077 million (2003: £1,043 million) and sales tax at Shaw's Supermarkets of £21 million (2003: £22 million).

3 All like-for-like sales in this review are Easter adjusted.

4 Underlying operating profit and underlying operating margin throughout this review are stated before exceptional operating costs of £68 million (2003: £55 million) in Sainsbury's Supermarkets and before exceptional operating costs of £nil (2003: £10 million) and amortisation of goodwill of £11 million (2003: £13 million) in Shaw's Supermarkets.

5 Underlying profit before tax and underlying earnings per share throughout this review are stated before exceptional losses of £54 million (2003: £15 million) and before amortisation of goodwill of £11 million (2003: £13 million).

Sainsbury's Bank achieved net income growth of 40 per cent and increased profits by 18 per cent to £26 million (2003: £22 million), despite substantial revenue investment in growing the long-term customer base of the business. Adjusting for a VAT credit (£2 million) in the current year, profit increased by 9 per cent.

Shaw's Supermarkets delivered a good profit performance in dollars, despite low like-for-like sales growth of 0.4 per cent and an ambitious store development programme. Underlying operating profit was 8.8 per cent higher at $234 million (2003: $215 million) and the underlying operating margin continued to improve, increasing from 4.9 per cent to 5.1 per cent.

JSD, the Group's specialist property development company, made an operating profit of £7 million prior to its disposal in November 2003 (2003: £19 million).

Net interest payable

Net interest payable of £60 million was in line with the previous year, due to interest on higher Group net borrowings being offset by increased capitalised interest and lower interest rates.

Exceptional items

Exceptional operating costs amounted to £59 million (2003: £55 million), due mainly to the costs of closure of supply chain depots. In addition Safeway bid costs amounted to £9 million.

The JSD disposal was concluded in the year for a total consideration of £199 million and a loss on disposal of £3 million.

In total, surplus properties were sold in the year generating cash proceeds of £152 million and a property profit of £17 million.

Total exceptional items amounted to a charge of £54 million, £39 million higher than last year, as last year included the residual profit on disposal of Homebase of £61 million.

Summary financial statement

Summary financial review continued

Exceptional items

	2004 £m	2003 £m
Exceptional operating costs		
UK Business Transformation Programme	**(59)**	(55)
Safeway bid costs	**(9)**	-
Shaw's Supermarkets	**-**	(10)
Exceptional operating costs	**(68)**	(65)
Non-operating exceptional items		
(Loss)/profit on disposal of operations	**(3)**	61
Profit/(loss) on sale of properties - Sainsbury's Supermarkets	**18**	(7)
- Shaw's Supermarkets	**(1)**	(4)
Non-operating exceptional items	**14**	50
Total exceptional items	**(54)**	(15)

Taxation

The Group's tax charge at £206 million (2003: £206 million) gives an effective underlying rate of 32.4 per cent (2003: 32.5 per cent) before exceptional items and amortisation of goodwill.

Earnings per share and dividends

Underlying Group earnings per share before exceptional items and amortisation of goodwill decreased by 3.3 per cent to 23.4 pence (2003: 24.2 pence). Basic earnings per share decreased by 12.7 per cent to 20.7 pence (2003: 23.7 pence) due mainly to higher profits on business disposals last year.

A final dividend of 11.36 pence per share is proposed, which is maintained at the same level as last year. The total proposed dividend for the year is 15.69 pence which represents an increase of 0.7 per cent on last year. The decision to maintain the final dividend at last year's level, rather than increasing it, reflects the reduction in underlying earnings per share of 3.3 per cent and the slight reduction in dividend cover (pre-exceptional items) from 1.51 to 1.45 times.

Post balance sheet events

The sale of Shaw's Supermarkets completed on 30 April 2004 and the Group has received cash proceeds of £1,177 million (net of expenses). The profit on disposal of Shaw's is estimated to be in excess of £250 million and will be reported in the 2004/05 accounts.

Following the completion of the sale, the Board has proposed a capital return of 35 pence per share to shareholders, representing approximately £680 million.

The remaining proceeds from the sale will be reinvested to develop Sainsbury's core UK retail business, to support future growth and to strengthen Sainsbury's market position.

The sale of Shaw's Supermarkets will lead to earnings per share dilution in 2004/05, but this will be mitigated by the proposed return of capital and share consolidation together with the reinvestment in growth opportunities in the UK. On a proforma basis the Board expects the combination of the disposal, the return of capital and the reinvestment of residual proceeds to be accretive.

Summary cash flow

	2004 £m	2003 £m
Operating cash inflow	**847**	1,070
Group net interest and dividends from joint venture	**(88)**	(54)
Taxation	**(183)**	(224)
Dividends	**(300)**	(288)
Payments for fixed assets	**(801)**	(1,172)
Purchase of IT assets	**(187)**	-
Sale of fixed assets	**152**	130
Cash outflow before sale and purchase of businesses	**(560)**	(538)
Acquisitions and disposals	**133**	210
Net cash outflow before financing	**(427)**	(328)
Issue of ordinary share capital	**16**	3
Non-cash movements	**(273)**	77
Increase in net debt	**(684)**	(248)
Net debt	**2,088**	1,404


6
1
2
3
4
5

Group capital expenditure - 2004
£ million

	£ million
Sainsbury's Supermarkets	
1 New stores	178
2 Extensions	136
3 Supply chain	61
4 Other	197
5 Shaw's Supermarkets	**248**
6 Sainsbury's Bank	18
Total	838

Cash flow

The Group's net debt has increased by £684 million during the year to £2,088 million of which £554 million relates to the purchase of IT assets through the acquisition of Swan.

Operating cash inflow remained strong at £847 million (2003: £1,070 million), but was lower than last year due to an adverse working capital movement. Working capital increased in the year by £221 million as a result of higher stock levels in Sainsbury's Supermarkets, due to the timing of Easter and the expansion of the General Merchandising activities. Creditors and other provisions decreased due to lower incentive accruals and exceptional provisions required at the end of the year.

Proforma net debt, at 27 March 2004, after the sale of Shaw's and the proposed return of capital, reduces to £1,421 million and gearing decreases to 29 per cent.

Summary balance sheet

	2004 £m	2003 £m
Fixed assets	8,538	7,878
Stock	753	800
Debtors and other assets	2,818	2,694
Cash and current asset investments	484	659
Debt	(2,572)	(2,063)
Net debt	(2,088)	(1,404)
Other creditors and provisions	(4,836)	(4,896)
Net assets	5,185	5,072
Equity shareholders' funds	5,104	5,003
Minority interests	81	69
Capital employed	5,185	5,072

Group capital expenditure

Group capital expenditure for the year was £838 million (2003: £1,197 million). Sainsbury's Supermarkets capital expenditure was substantially reduced to £572 million (2003: £1,035 million) and Shaw's capital expenditure was £248 million (2003: £155 million). Group capital expenditure (excluding Shaw's) is forecast to be £715 million for 2004/05.

The Group purchased Swan Infrastructure Holdings Limited, part of its IT outsourcing arrangements, on 19 February 2004. IT services continue to be outsourced to Accenture including the maintenance and operations of existing systems and the development and delivery of new business critical systems and systems infrastructure. The purchase resulted in an increase in fixed assets and net debt of £554 million.

Balance sheet

Shareholders' funds increased by £101 million to £5,104 million. Net debt has increased by £684 million to £2,088 million, of which £554 million relates to the purchase of the IT fixed assets through the acquisition of Swan in the year. Group gearing increased to 41 per cent (2003: 28 per cent). Return on Group capital employed decreased from 11.5 per cent to 10.1 per cent in the year, partly due to the timing of the acquisition of the Swan IT assets, the benefits from which will accrue in 2004/05, and partly due to the second half performance of Sainsbury's Supermarkets.

Pensions

The Board has already taken action to address any deficit in its pension schemes by increasing total UK contributions from £55 million in 2001 to £79 million in 2004. During the year 67 per cent of colleagues moved from final salary to a career average salary defined benefit arrangement and the remaining colleagues opted to increase their contributions along with the Company. The Board believes that such actions will significantly reduce pension liabilities longer term whilst continuing to secure the financial security of colleagues.

An actuarial valuation of the Group's UK defined benefit schemes as at 29 March 2003 indicated a deficit of £161 million. The Board firmly believes this valuation provides the most appropriate basis for decisions to be made about funding for these schemes and has, accordingly, increased contributions in order to eliminate the deficit over time, in line with actuarial advice.

At 27 March 2004, the notional net deficit (after tax), under FRS 17, on the UK defined benefit pension schemes was £441 million (2003: £574 million).

The Group is not currently required to account for the profit and loss effect of FRS 17. If the Group were to do this today, however, the profit before tax charge would increase by £9 million.

Shareholder return

The share price increased from 226 pence at the start of the financial year to 261 pence at 27 March 2004 moving within a range of 220 pence to 314 pence. The Company's equity market capitalisation at 27 March 2004 was £5.1 billion.

Total shareholder return (TSR) was a positive 29.7 per cent and outperformed the FTSE 100 index by 1.3 per cent (the increase in the value of a share including reinvested dividend based on the average share price for the three months ended 27 March 2004 compared with the equivalent period in 2003). Over a four year period from 31 March 2000, the Company's TSR was 19.7 per cent and has outperformed the FTSE 100 index by 50 per cent.

Roger Matthews
Finance Director

Independent Auditors' statement to the members of J Sainsbury plc

We have examined the Annual Review and Summary Financial Statement of J Sainsbury plc.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review and Summary Financial Statement with the Annual Report and Financial Statements, the Report of the Directors and the Remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the United Kingdom Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The Auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the Annual Review and Summary Financial Statement is consistent with the Annual Report and Financial Statements, the Report of the Directors and the Remuneration report of J Sainsbury plc for the year ended 27 March 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

18 May 2004

(a) The maintenance and integrity of the Sainsbury's website is the responsibility of the Directors; the work carried out by the Auditors does not involve consideration of these matters and, accordingly, the Auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Shareholder information

Shareholders' interests at 27 March 2004

Number of shareholders: 147,167 (2003: 139,932)

Number of shares in issue: 1,943,119,720 (2003: 1,937,503,960)

By size of holding

	Shareholders %		Shares %	
	2004	2003	2004	2003
500 and under	**58.35**	57.02	**0.60**	0.59
501 to 1,000	**14.37**	15.13	**0.83**	0.83
1,001 to 10,000	**25.25**	25.72	**4.99**	4.82
10,001 to 100,000	**1.50**	1.55	**2.91**	2.92
100,001 to 1,000,000	**0.39**	0.42	**10.37**	10.66
Over 1,000,000	**0.14**	0.16	**80.30**	80.18
	100.00	100.00	**100.00**	100.00

By category of shareholder

	Shareholders %		Shares %	
	2004	2003	2004	2003
Individual and other shareholders	**92.27**	92.28	**41.10**	41.70
Insurance companies	**0.08**	0.10	**0.15**	0.27
Banks and nominees	**7.05**	7.03	**55.93**	56.28
Investment trusts	**0.05**	0.05	**0.03**	0.04
Pension funds	**0.02**	0.02	**0.40**	0.56
Other corporate bodies	**0.53**	0.52	**2.39**	1.15
	100.00	100.00	**100.00**	100.00

Annual General Meeting/Extraordinary General Meeting

The AGM will be held at 11.00am on Monday 12 July 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Extraordinary General Meeting will be held at the same address at 12.30pm on Monday 12 July 2004 or, if later, immediately following the conclusion or adjournment of the AGM. The Notice of the Meeting and the proxy card for each meeting is enclosed with this Review.

Company website

J Sainsbury plc interim and annual reports and results announcements are available via the internet on our website at (www.sainsburys.co.uk). As well as providing share price data and financial history, the site also provides access to background information about the Group, recent press releases, news and current issues. Shareholders can receive e-mail notification of results and press announcements as they are released by accessing the page called Email news service in the Investor section of the website.

Registrars
For information about the **AGM, shareholdings,** dividends and to report **changes to personal details,** shareholders should contact: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. Telephone: 0870 702 0106. (www.computershare.com)

Dividend Reinvestment Plan
The Company has a **Dividend Reinvestment Plan** which allows shareholders to reinvest their cash dividends in the Company's shares bought in the market through a specially arranged share dealing service. No new shares are allotted under this plan and some 35,186 shareholders participate in it. Full details of the plan and its charges, together with mandate forms, are available from the Registrars.

Key dates for the final dividend are as follows:

Last date for return or revocation of plan mandates	23 June 2004
Plan shares purchased for participants	23 July 2004
Plan share certificates issued	4 August 2004

Individual Savings Account (ISA)
A corporate **ISA** is available from The Share Centre Ltd and offers a tax efficient way of holding shares in the Company. Both a Maxi and Mini ISA are available. For further information contact: The Share Centre, PO Box 2000, Oxford Road, Aylesbury, Buckinghamshire HP21 8ZB. Telephone: 01296 414141.

Low cost share dealing service
The Company offers **a low cost share dealing service** for J Sainsbury plc ordinary shares through The Share Centre Ltd. For further information contact: The Share Centre, PO Box 2000, Oxford Road, Aylesbury, Buckinghamshire HP21 8ZB. Telephone: 01296 414141.

Tax Information – Capital Gains Tax
For **Capital Gains Tax** purposes, the market value of ordinary shares on 31 March 1982 was 69.375 pence.

Investor Relations
For **investor enquiries** please contact: Lynda Ashton, Head of Investor Relations, J Sainsbury plc, Holborn Business Centre, 33 Holborn, London EC1N 2HT.
Telephone/Fax: 020 7695 7162/6227.
e-mail: Lynda.Ashton@sainsburys.co.uk

American Depository Receipts (ADRs)
In the US, the Company's ordinary shares are traded in the form of **American Depository Shares,** evidenced by ADRs, and trade under the symbol JSNSY. Each American Depository Share represents four ordinary shares. Citibank is the authorised Depository Bank for the Company's ADR programme.

All enquiries regarding ADR holder accounts and payment of dividends should be addressed to:

Citibank Shareholder Services, PO Box 43077, Providence RI 02940-3077. Callers within the US: 1 877 248 4237.
Callers outside of the US: + 1 816 843 4281.
Enquiries via e-mail: citibank@shareholders-online.com

General contact details
An audio tape of the Annual Review and Summary Financial Statement can be obtained by calling: 01435 862737.

Annual Reports, Interim Reports and information on **Corporate Social Responsibility** are all available on the Internet at: (www.sainsburys.co.uk) and by calling: 0800 0154330.

Share price information is available on the Company's website, in the financial press and the Cityline service operated by the Financial Times (Telephone: 0906 843 3545).

For general enquiries about **Sainsbury's Bank** call: 0500 405060.

For any **customer enquiries** please contact our Customer Careline by calling: 0800 636262.

Financial calendar 2004/05

Dividend and interest payments

Ordinary dividend

Ex-dividend date	26 May 2004
Record date	28 May 2004
Final dividend payable	23 July 2004
Interim dividend payable	January 2005
£314.5m 5.25% Notes 2007	17 May
€800m 5.625% Notes 2008	11 July
£300m 6.50% Notes 2012	11 July
£250m 6.125% Notes 2017	5 April
£350m 6.00% Notes 2032	5 April
8% Irredeemable Unsecured Loan Stock	1 March/1 September

Other dates

Annual General Meeting/Extraordinary General Meeting	12 July 2004
Interim results announced	November 2004
Interim Report circulated	November 2004

Registered office
J Sainsbury plc
33 Holborn
London EC1N 2HT
Registered number 185647

Auditors
PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Solicitors
Denton Wilde Sapte
One Fleet Place
London EC4M 7WS

Linklaters
One Silk Street
London EC2Y 8HQ

Stockbrokers
UBS
1 Finsbury Avenue
London EC2M 2PP

Hoare Govett Ltd
250 Bishopsgate
London EC2M 4AA

Visit our website

Information about Sainsbury's

www.sainsburys.co.uk

Electronic communications for shareholders

The Company has set up a facility for shareholders to take advantage of electronic communications.

If you would like to:

- check the balance and current value of your shareholding and view your dividend history
- register your e-mail address so that future shareholder information can be sent to you electronically
- submit your vote on-line prior to a general meeting

Log on to (www.j-sainsbury.co.uk/shareholders) and complete the following steps:

1 click on 'visit our Registrars'

2 enter the required information and click on 'submit'. You will need your 11 character shareholder reference number located on your latest tax voucher

3 click on 'Communication Details' and register on-line.

Designed and produced by CGI BrandSense. Photography by Matt Stuart, Phil Gatward and Ric Gemmell. Printed by royle corporate print. The paper used in this Review utilises recycled paper and board with the Nordic Swan label which is elemental chlorine free. The paper mills have achieved accreditation to the environmental standard ISO 14001.


penne
PINOT

J Sainsbury plc
33 Holborn, London EC1N 2HT
www.sainsburys.co.uk

Chairman's letter to shareholders and Notice of Annual General Meeting

J Sainsbury plc

Registered Office:
33 Holborn, London EC1N 2HT
Registered number 185647

10 June 2004

To the ordinary shareholders and, for information only, to the holders of 8% Irredeemable Unsecured Loan Stock and beneficial owners of shares under the Share Trust of the Employee Profit Sharing Scheme, the Commitment Shares Plan and the Sainsbury's Share Purchase Plan.

Dear Shareholder

Annual General Meeting 2004

This year's Annual General Meeting will be held at 11.00am on Monday 12 July 2004 at The Queen Elizabeth II Conference Centre in London. Full details of the meeting and the resolutions that will be put to shareholders are set out in the enclosed Notice of Meeting. As usual, our Directors and senior management will be pleased to meet with shareholders prior to the meeting from 10.15am.

If you are not able to come to the meeting in person, your vote is still important and I would urge you to complete, sign and return the accompanying proxy card to be received by 11.00am on Saturday 10 July 2004. You may also register your proxy vote electronically by accessing our Registrar's website at (www.computershare.com/voting/uk).

If you are intending to come to the meeting, please sign your attendance card and bring this with you to the meeting.

Recommendation

Your Directors are of the opinion that all resolutions which are to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders and, accordingly, unanimously recommend that you vote in favour of the resolutions.

Extraordinary General Meeting

I have written to you separately about the proposed return of capital to shareholders and I encourage you to read the circular to shareholders, which explains the background and the choices available to you. The return of capital requires shareholder approval at an Extraordinary General Meeting to be held immediately after the AGM. My letter to you, which is set out in the circular, contains your Directors' recommendation to vote in favour of the resolutions to be proposed at the EGM.

Yours sincerely

Peter Davis

Sir Peter Davis
Chairman

Notice of Annual General Meeting

NOTICE IS HEREBY given that the Annual General Meeting of J Sainsbury plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Monday 12 July 2004 at 11.00am for the following purposes:

Ordinary business

1. To receive and adopt the audited accounts for the 52 weeks to 27 March 2004 together with the Reports of the Directors and Auditors.
2. To approve the Directors' Remuneration Report for the 52 weeks to 27 March 2004.
3. To declare a final dividend of 11.36 pence per ordinary share.
4. To elect Justin King as a Director.
5. To re-elect Jamie Dundas as a Director.
6. To re-elect Lord Levene of Portsoken as a Director.
7. To re-appoint PricewaterhouseCoopers LLP as Auditors to hold office until the conclusion of the next Annual General Meeting and to authorise the Directors to agree their remuneration.

Special business

To consider and, if thought fit, to pass the following Resolutions. Resolution 8 will be proposed as an Ordinary Resolution and Resolutions 9 and 10 as Special Resolutions.

Ordinary Resolution

8. THAT the Directors be generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985, in substitution for any other authority previously conferred upon them under that section, to exercise until the Section 80 Expiry Date all the powers of the Company to allot relevant securities (within the meaning of Section 80) up to the Section 80 Limit. By this authority the Directors may, prior to its expiry, make offers or agreements which would or might require allotment of relevant securities after its expiry. In this Resolution, the Section 80 Expiry Date is the date of the annual general meeting in 2009 or 11 July 2009, whichever is the earlier, and the Section 80 Limit is £162,000,000 in nominal amount (being approximately one third of the issued share capital of the Company), and upon any variation or renewal of this authority they shall be the date and amount respectively specified as such in the relevant Resolution.

Special Resolution

9. THAT:

a. subject to Resolution 8 being passed by the Meeting and subject to the variation contained in paragraph (b) of this Resolution, the power conferred on the Directors by Article 9(C) of the Articles of Association (being the power to allot equity securities pursuant to the authority contained in Article 9(A) as if the statutory pre-emption rights did not apply to such allotment), be and is hereby renewed for a period ending on the date of the annual general meeting in 2009 or on 11 July 2009, whichever is the earlier, and by this authority the Directors may, prior to its expiry, make offers or agreements which would or might require allotment of equity securities after its expiry; and

b. the maximum aggregate nominal value of equity securities which may be so allotted on or after the passing of this Resolution otherwise than pursuant to sub-paragraphs (i) and (ii) of Article 9(C) of the Articles of Association of the Company (being the provisions for allotments in connection with a rights issue or an option, incentive or profit sharing scheme) be £24,288,000 (being approximately 5 per cent of the issued share capital of the Company).

10. THAT the Company be generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of that Act) of ordinary shares of 25 pence each in the Company ("Ordinary Shares") in such manner and upon such terms as the Directors may from time to time determine, provided that:

(a) the maximum number of Ordinary Shares authorised to be purchased is 194,300,000;

(b) the minimum price which may be paid for an Ordinary Share is 25 pence (being the nominal value of an Ordinary Share) exclusive of associated expenses;

(c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market quotations for an Ordinary Share derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased (exclusive of associated expenses); and

(d) the authority to purchase hereby conferred shall expire at the conclusion of the next annual general meeting of the Company after the passing of this Resolution or 15 months from the passing of this Resolution, whichever is the earlier, save that the Company may make a contract to purchase Ordinary Shares under this authority before the expiry of the authority which will or may be completed wholly or partly thereafter and a purchase of shares may be made in pursuance of any such contract.

By order of the Board

Tim Fallowfield Company Secretary
10 June 2004

Explanatory notes

Entitlement to attend the Annual General Meeting
To be entitled to attend and vote at the Meeting (and for the purposes of determining the number of votes shareholders may cast), shareholders must be entered on the Company's register of members at 11.00am on Saturday 10 July 2004 or, if the Meeting is adjourned, shareholders must be entered on the Company's register of members at 6pm on the day two days before the time fixed for the adjourned Meeting, these being the times specified by the Company pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001.

Proxy
A shareholder entitled to attend and vote at this Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder of the Company. Further details are given on the accompanying proxy form.

The "vote withheld" option is provided on the proxy card to enable you to abstain on any particular resolution. However, it should be noted that a "vote withheld" is not a vote in law and will not be counted in the calculation of the proportion of votes "for" and "against" a resolution.

Whether or not you propose to attend the Annual General Meeting in person, you are requested to complete and return the form of proxy to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8ZZ, to arrive as soon as possible but in any event not later than 11.00am on Saturday 10 July 2004. The completion and return of the form of proxy will not prevent you from attending and voting at the Meeting if you so wish.

Although this notice of Annual General Meeting is sent to loan stock holders and to beneficial owners of shares under the Share Trust of the Company's employee Profit Sharing Scheme, the Commitment Shares Plan and the Sainsbury's Share Purchase Plan, only holders of ordinary shares or their proxy are entitled to attend and vote at the Meeting.

Electronic Voting
If you would like to submit your proxy vote via the Internet, you can do so by accessing our Registrar's website at (www.computershare.com/voting/uk). You will require your unique PIN (which will expire at the end of the voting period) and your Shareholder Reference Number (SRN), printed on the proxy form, in order to log in and submit your proxy vote electronically.

You can access this site from any internet enabled PC.

CRESTCO voting facility
Those shareholders who hold shares through CREST may choose to appoint a proxy or proxies using CREST. The CREST Proxy Instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instruction as described in the CREST Manual. Personal or sponsored members and those with a voting service provider should request the sponsor or provider to take the appropriate action.

Time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which our Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Directors may treat a CREST Proxy Instruction which purports to be or is expressed to be sent on behalf of a shareholder as sufficient evidence of the authority of the person sending that instruction to send it on behalf of the holder.

CREST Proxy Instructions must be received by our Registrars (ID 3RA50) by 6.00pm on Friday 9 July 2004.

Special Business at the Annual General Meeting
In addition to the Ordinary Business of the Company, this year there will be three items of Special Business at the Annual General Meeting as follows.

Power to Issue Shares (Resolutions 8 and 9)
The Company's Articles of Association (No.9(A)) give the Directors general authority to allot (or issue) unissued shares. The Companies Act 1985 limits that power by requiring shareholders to give specific prior approval. Resolution 8 seeks approval from the shareholders for Directors to allot up to a maximum of 648,000,000 shares being approximately one third of the ordinary issued share capital of the Company as at 19 May 2004.

There are no present plans to allot unissued shares other than in connection with employee share and incentive schemes. The Directors believe, however, that they should continue to have this authority to enable such allotments to take place to finance business opportunities as they arise. This Resolution is in line with the guidelines issued by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

If the Directors wish to allot unissued shares (and other equity securities) for cash, the Companies Act 1985 requires that these shares are offered first to existing shareholders in proportion to their existing holdings. This is known as shareholders' pre-emption rights. There may be occasions, however, when, in order to act in the best interests of the Company, the Directors need the flexibility to finance business opportunities as they arise without offering securities on a pre-emptive basis. Therefore, Resolution 9 asks shareholders to renew the Directors' authority to allot up to 97,152,000 shares (otherwise than in connection with a rights issue or an option, incentive or profit sharing scheme) equivalent to approximately 5 per cent of the ordinary issued share capital as at 19 May 2004, without the shares first being offered to existing shareholders. This Resolution is also in line with the guidelines issued by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

Although both Resolution 8 and Resolution 9 seek renewal of the relevant authority until the annual general meeting of the Company in 2009 or 11 July 2009 (whichever is earlier), the Directors presently intend that a resolution to renew each authority will be proposed at each succeeding annual general meeting.

Share purchase (Resolution 10)
The Companies Act permits a company to purchase its own shares provided that the purchase has been authorised by the Company in general meeting. Whilst the Directors have no present intention of making such purchases, it is common practice for listed companies to seek such authority and the Directors consider that it is prudent for them to do so.

Resolution 10, if passed, would give the Company the authority to purchase its own issued ordinary shares of 25 pence each at a price (exclusive of expenses) of not less than 25 pence per share (being the nominal value of the ordinary shares) and not more than 5 per cent above the average of the middle market quotations of the Company's shares as shown in the London Stock Exchange Daily Official List for the five business days before the purchase is made. The authority is for the purchase of a maximum number of 194,300,000 shares being approximately 10 per cent of the Company's present issued ordinary share capital and will expire at the conclusion of the next annual general meeting of the Company or 15 months from the date of the Resolution, whichever is the earlier. The Directors presently intend that a resolution to renew this authority will be proposed at each succeeding annual general meeting.

The Directors would not propose to exercise their authority to make purchases unless the expected effect of the purchase would be to increase the earnings per share of the remaining shares in the capital of the Company and unless the purchase is generally in the best interest of the shareholders.

Any shares purchased under this authority will be either treated as cancelled and the number of shares in issue reduced accordingly, or held as treasury shares under the regulations which came into force on 1 December 2003. These regulations allow listed companies, with authorisation from shareholders, to buy and hold their shares instead of cancelling them immediately. Shares purchased under this authority can in the future be cancelled, re-sold or used to provide shares for employee share schemes.

The total number of options to subscribe for shares outstanding as at 19 May 2004 was 150,000,000. This represents 7.7 per cent of the issued ordinary share capital at that date. If the Company were to buy back the maximum number of shares permitted pursuant to this Resolution, then the total number of options to subscribe for shares as at 19 May 2004 would represent 8.6 per cent of the reduced issued ordinary share capital.

Biographical details of the Directors proposed for re-election are as follows:

Justin King
Chief Executive
Appointed March 2004. Formerly Director of Food, Marks & Spencer. From 1994-2001 held senior positions at ASDA/Wal-Mart in Trading, HR and Retail. Previously Managing Director of Häagen Dazs UK. Early career with Mars Confectionery and Pepsi International. Age 43.

Jamie Dundas
Non-Executive Director
Appointed September 2000. Chairman of the Audit Committee. Member of the Remuneration and Nomination Committees. Formerly Chief Executive of MEPC plc which he joined as Finance Director in 1997, and prior to that Finance Director of the Hong Kong Airport Authority (1992-1996). Non Executive Director of Standard Chartered PLC. Chairman of Macmillan Cancer Relief. Age 53.

Lord Levene of Portsoken
Non-Executive Director
Appointed May 2001. Senior Independent Director and Chairman of the Nomination Committee. Member of the Audit and Remuneration Committees. Chairman of Lloyds, Chairman of General Dynamics UK Ltd and of International Financial Services London. Director of the Haymarket Group and member of the Supervisory Board of Deutsche Borse. Age 62.

Disabled shareholders
Special stewards have been allocated to assist disabled shareholders and will be stationed at the registration desk.

Documents on display
The Register of Directors' Interests kept by the Company under Section 325 of the Companies Act 1985 and copies of Executive Directors' and the Chairman's service contracts and Non-Executive Directors' letters of appointment will be available for inspection at the Registered Office of the Company during normal business hours on any weekday (Saturdays excepted) from the date of this notice until 12 July 2004 and at the place of the Meeting for 15 minutes prior to and during the Meeting.

J Sainsbury plc
33 Holborn, London EC1N 2HT
www.j-sainsbury.co.uk